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03029506

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MOL Rt. (MOL Hungarian Oil and Gas Plc.)

*CURRENT ADDRESS H-1117 Budapest
Október huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
Hungary

**FORMER NAME

**NEW ADDRESS



PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 4224 FISCAL YEAR 12/31/98

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/21/03

MOL Rt. (Registration Number 82-4224)
Information furnished pursuant to Rule 12g3-2(b)

MOL

annual report and accounts

AR/S
12-31-98
03 AUG 1? ?? 7:21

· 1 9 9 8 ·

Ownership structure as of December 31, 1998



- ÁPV Rt. (Hungarian State Privatisation and Holding Company
- Foreign investors (mainy institutional)
- Municipalities
- Hungarian institutional and private investors
- MOL employees
- MOL Rt. (treasury shares)

The MOL Group is one of the leading fully integrated oil and gas enterprises in Central and Eastern Europe and the largest company in Hungary by net sales revenues.

The core activities of the Group include:

- **exploration and production of crude oil, natural gas and gas products**
- **refining, transportation and storage of crude oil and the transportation, storage and wholesale and retail marketing of crude oil products**
- **importation, transportation, storage and wholesale trading of natural gas and gas products**

The MOL Group is a market leader in each of its core activities in Hungary. Our main objective is to continuously increase shareholder value by exploiting existing and new business opportunities, by implementing a dynamic development and expansion strategy and by further enhancing efficiency improvements and competitiveness. MOL's shares are listed on the Budapest and Luxembourg Stock Exchanges and also traded on the London SEAQ International system.

CONTENTS

We have identified the following key ingredients to success:

VALUE CREATION

We are striving to maximise the Group's long-term profits and cash flows, ensuring returns that exceed the cost of capital. We aim to provide competitive shareholder returns and ensure stable operations and growth in the long run.

GROWTH

We intend to maintain and enhance the competitiveness of our existing businesses as well as exploiting new business opportunities including those in related sectors, in order to ensure sustainable growth for the long-term.

CUSTOMER ORIENTATION

Our success in business depends on meeting the needs of our customers and we aim to respond fully to those needs. Our objective is to offer high service standards in all our customer relationships, both externally and internally.

RESPONSIBILITY FOR VALUE-CREATING EMPLOYEES

We value our employees by providing high quality, safe working conditions and attractive, performance-related, transparent remuneration as well as fair treatment.

CO-OPERATION

We recognise that co-operation of our employees and efficient teamwork ensure the creation of higher value and we make sure that this principle guides our activities.

OPENNESS

We are open to implement changes required by our environment, and to apply new methods and procedures. We believe that by maintaining openness in our relationships and thinking, we will be able to exploit new business opportunities.

CHAIRMAN'S Letter to Shareholders

DEAR SHAREHOLDERS,



János Csák,
Chairman of the Board of the Directors

I am glad to report that the Group achieved its best financial performance ever in 1998. Group net income grew by 77% to HUF 54.2 bn. We were able to exploit the opportunity provided by the major reduction in crude oil world market prices. In contrast with many integrated international oil companies, our crude oil production is relatively limited but as a result of the decline in commodity prices, our natural gas business became profitable after many years as a loss-maker. Despite increasing competition, we were able to maintain our leading domestic market positions and increase our regional market shares. Our brand is gaining acceptance not only in Hungary but also internationally. The implementation of operational and organisational restructuring continues in line with best practice, while the first fruits of our efficiency improvement measures were recorded in 1998. We focused on the creation of a balanced asset portfolio but we also began the divestiture of our non-core businesses. The sale of our minority stake in a mobile telecom operator resulted in a significant, non-recurring profit contribution for 1998. I would like to express my thanks and recognition to our highly committed and well-trained employees and their significant contribution to these achievements. Despite the declines which characterised the capital markets in 1998, the value of MOL shares grew by 20% in Forints. The Board of Directors proposes to pay a gross dividend of HUF 90 per share for the 1998 financial year.



Relative share price performance (HUF)
%
200%
150%
100%
50%
0%
-50%
96
97
98
BUX index
MOL

The Group's primary objective is to maximise shareholder value. This drives the Group's organic growth and the aim to strengthen its market positions. We intend to reduce our costs, use our resources efficiently, make investment decisions and develop our capital structure all with the aim of increasing shareholder value. The key factors in the successful implementation of our strategy and the optimal use of our financial and technological resources are the Group's organisation capabilities and human resources. The Group's strategy is to evolve into a truly regional integrated company with a clear profile, which occupies a strong position in the whole energy value chain. We see significant developments and changes in the energy sector, while we trust that the Central and Eastern European region will be stabilised and continue to grow in economic and political terms. We are constantly monitoring the changes occuring in neighbouring markets to take advantage of the opportunities arising, while retaining the necessary caution and flexiblity. Value-oriented growth is based on knowledge and experience gained in the domestic market and this shall be instrumental for our future development in Hungary and the region. Maximising shareholder value and succeeding in market competition requires a sustained excellence in financial and operational terms. Our key objective is to maximise efficiency in the deployment of our resources and in asset management in order to reach the highest international levels of financial and operational performance. Enhancing shareholder return also requires that the knowledge and skill base of our team be fully competitive in the international arena. At the Extraordinary General Meeting held on 24 February, 1999 a number of internationally recognised new members, from the areas of industry and finance, two of them foreign nationals, were elected to the Board of Directors. The involvement of further international expertise will continue at all levels of the organisation. The efficiency of the businesses will be improved by the development of our organisational capabilities. I am confident that our Hungarian and foreign managers as well as our employees will be able to meet the strategic challenges described above. I would also like to thank our shareholders, on behalf of the current and departing members of the Board, for the trust and confidence they have shown in the MOL Group.



Total shareholder return (USD)
%
250%
200%
150%
100%
50%
0%
96
97
98
European integrated oil companies
MOL

János Csák,
Chairman of the Board of Directors

Board of DIRECTORS



JÁNOS CSÁK (37)

Chairman of the Board of Directors since February 24, 1999 (1) **(3)**
Mr. Csák is the finance director of Matáv Rt. (Hungarian Telecommunication Co.) and was Chief Executive of INVESTEL Rt. (Matáv's finance subsidiary) until 1998. He also served as chairman of the Board of Directors of Westel 900 Mobile Telecom Co. until March 1999. In 1996, he worked in the Chicago headquarters of US telecom group Ameritech. Prior to that, he worked for K&H Bank Rt., a Hungarian commercial bank and the Central Statistics Office. Mr. Csák is an economist, graduated from the Budapest University of Economics in 1987, specialising in finance and sociology. He also participated in the management programme of the University of Michigan in 1996. He speaks fluent English.



GÁBOR BARANYAI (43)

Member of the Board of Directors since 1996 when he was elected upon the proposal of institutional investors at the company's AGM (2)
Mr. Baranyai is the Hungarian managing director of DBG Eastern Europe, a regional private equity fund. Prior to that he was the Hungarian managing director of Central European Telecom Investments from February 1995. Between August 1991 and August 1992 he worked for Gulf Canada Resources Ltd. in Calgary, Canada. He is a chemical engineer by profession, graduated from the University of Chemical Industry in Veszprém, and he also holds an MBA from the Pittsburgh University. He speaks fluent English.



DR. MIKLÓS DOBÁK (44)

Member of the Board of Directors since 1996 when he was elected upon the proposal of institutional investors at the company's AGM **(2)** *(3)*
Dr. Dobák is an economist with a PhD in Business Administration. He is the Head of the Department for Management and Organisation Studies at the Budapest University of Economics. Dr. Dobák is also the Vice Chairman of the Committee for Management and Organization Sciences at the Hungarian Academy of Science. Fellowships: Cologne University (1983-84); Stanford University (1990); Harvard Business School – PMD (1992); Wharton Business School (1993).



ZOLTÁN MÁNDOKI (45)

Chief Executive Officer and member of the Board of Directors since 1995
Mr. Mándoki is an economist graduated from the Budapest University of Economics. He was deputy head of the Economics Department of OKGT between 1987 and 1992, and he became Senior Vice President responsible for Strategic and Business Planning in 1992, where he served until being elected Chief Executive Officer of the company in 1995. He speaks fluent English.



LÁSZLÓ CZIRJÁK (39)

Member of the Board of Directors since February 24, 1999 **(1)** *(3)*
Mr. Czirják was a Managing Director at Bankers Trust International and President of its Hungarian subsidiary from 1991 to 1998. He was responsible for investment banking activity in Central Eastern Europe's southern region. Until 1991 Director at Bridgeford Group (Industrial Bank of Japan's New York based investment bank). Also worked at Goldman Sachs (New York) and Chemical Bank N.Y. Corp. President of the American Chamber of Commerce in Hungary (1995 to 1996). Mr. Czirják is a Board member at Focus Rt. (Hungarian credit rating agency) and Board Chairman at United Way Resource Foundation (Hungary). Columbia University – MBA (1986) and BS – Industrial Engineering (1982). Mr. Czirják is a US citizen and he is fluent in Hungarian.



ZSOLT HERNÁDI (38)

Member of the Board of Directors since February 24, 1999 (1) (3)
Mr. Hernádi has been the Chief Executive Officer and a member of the Board of Directors of Magyar Takarékszövetkezeti Bank Rt. (Hungarian Cooperative Savings Bank) since 1994. Prior to that he worked in a number of positions at K&H Bank since 1990, including serving as senior vice president between 1992 and 1994. Mr. Hernádi is also a member of the Supervisory Board of Fundamenta Rt. (a Hungarian building society) and Magyar Bankárképző Rt. (Hungarian Banking Education Co.) and he is a member of the presidency of the Hungarian Banking Association. He graduated from the Budapest University of Economics in 1986 and speaks fluent German and English.

The Board of Directors formed three Board committees after 24 February 1999. These are: the Financial and Budgeting Committee (1), the Corporate Governance Committee (2) and the Operational and Remuneration Committee (3). At the respective Board members, we show the membershi[p] in such committees with a number below the respective names (committee chairmen are indicated in bold type).



DR. GÁBOR HORVÁTH (43)

Member of the Board of Directors from February 24, 1999 (2)

Dr. Horváth is a lawyer graduated from the Eötvös Loránd University. He has been running a private legal practice since 1990. Mr. Horváth is specialised in general corporate, corporate finance and corporate organisation law. Dr. Horváth is a member of the Supervisory Board of OTP Bank Rt., the largest Hungarian commercial and retail bank as well as of Eurowien Rt. He is a member of the Board of Directors of Ganz Rt., a Hungarian industrial company. Dr. Horváth speaks fluent English.



DR. ÁKOS MACHER (45)

Member of the Board of Directors from Februar[y] 24, 1999 (1) (2)

Mr. Macher is an economist, a graduate of the Budapest University of Economics in 1978. He has been working for the ÁPV Rt. in variou[s] positions, currently he is a managing director of the Controlling Directorate. Since 1990, he has worked in different areas of the privatisation process, first at the Állami Biztosító Rt. and later at MATÁV Rt. After graduating he worked in the Research Institute of Working Relations of the Ministry of Labour, later he worked in university and research institutes. He earned a PhD in 1984. He speaks German and English.



SÁNDOR MÉHES (52)

Member of the Board of Directors from February 24, 1999 (1) (2)

Mr. Méhes has been an adviser to Budalakk, a Hungarian paint factory since 1997. Prior to that he was director of international trade at the Trading Office of the Ministry of Agriculture and he was foreign trading director of Videlco GmbH and Z-form, a Hungarian-German joint venture and chief engineer of Industrialexport Foreign Trading Company. Mr. Méhes graduated from the Technical University of Heavy Industry in Miskolc in 1972 (specialising in computer systems) and he has a post-graduate degree in International Trade from the Budapest University of Economics.



IAIN PATERSON (52)

Member of the Board of Directors from February 24, 1999 (1) (2)

Mr. Paterson is a UK citizen. Between 1984 and 1998 he worked in various high-level management positions for Enterprise Oil Plc, a major UK independent oil and gas company. Between 1994 and 1998 he was the director and main Board member responsible for international exploration and production, between 1991 and 1994 director and main Board member responsible for world-wide exploration and new ventures and between 1984 and 1991 international general manager. From 1970 he worked in various positions at British Petroleum Plc., among others as regional manager for Europe, Africa and the Middle East and as manager in the group strategy department. He graduated from Marlborough College and has an MA in Natural Sciences from Selwyn College (Cambridge), an MSc in geophysics from Durham University as well as a PMD from the Harvard Business School.



JÁNOS SZITÓ (46)

Member of the Board of Directors from February 24, 1999

Mr. Szitó is a senior executive of MOL Rt. He has been the director responsible for natural gas wholesale activities as head of the business unit since 1994. He joined OKGT, the predecessor of MOL Rt. in 1976 and worked as a drilling engineer, then in Iraq as a plant manager. Later he was a development engineer of the firm, and from 1992 he was the head of international E&P activities of MOL Rt.'s Exploration and Porduction Division. Mr. Szitó is a petroleum engineer graduated in the Gubkin Oil and Gas University in Russia in 1976 and he has a degree in International Trade from the Foreign Trade Training Institute. He speaks fluent English and Russian.

Key FINANCIAL AND OPERATING Data

KEY FINANCIAL DATA, IAS (HUF BN)	1997	1998	1998/97 %
Net sales revenues	637.0	634.2	(0.4)
Adjusted net sales revenues	582.0	634.2	+9.0
Operating profit	50.0	72.4	+44.8
Profit before taxation	38.9	63.9	+64.3
Net income	**30.6**	54.2	+77.1
Operating cash flow	77.8	110.5	+42.0
Capital expenditures and investments	85.3	120.7	+41.5
Earnings per share (EPS), HUF	314.0	555.0	+76.7
Return On Equity (ROE), %	11.6	16.3	+40.5
Return On Capital Employed (ROCE), %	12.1	15.1	+24.8

KEY OPERATING DATA	1997	1998	1998/97 %
Net proved reserves			
– crude oil (million bbl)	60.9	61.3	+0.7
– natural gas (million boe)	232.5	214.7	(7.7)
Total hydrocarbons (million boe)	**293.4**	276.0	(5.9)
Daily average net production			
– crude oil (thousand bbl/day)	33.0	33.5	+1.5
– natural gas (thousand boe/day)	58.2	55.1	(5.3)
Total hydrocarbons (thousand boe/day)	**91.2**	**88.6**	(2.9)
Natural gas sales (million cubic meters)	11,816	11,909	+0.8
LPG sales (kt)	304	306	+0.7
Crude oil products sales			
– domestic sales (kt)	5,359	5,528	+3.2
– export sales (kt)	1,794	1,805	+0.6
Total crude oil product sales (kt)	**7,153**	**7,333**	+2.5
Number of filling stations			
– Hungary	347	363	+4.6
– region	28	50	+78.6
Total number of filling stations	**375**	413	+10.1

The Group's IAS net income reached HUF 54.2 billion (HUF 50.0 billion before special items) in 1998 which represents a further record level of profitability. The operating profit rose, due to the combined effect of improved efficiency and a more favourable operating environment, to HUF 72.4 billion, which is an increase of almost 50% on 1997. As a result of the increase in profitability, relevant indices measuring the company's financial performance rose more than expected. ROE and ROCE indices reached levels, which are competitive in an international sectoral comparison as well.

☐ The Group spent HUF 120.7 billion on development programmes during the year – about 40% more than in 1997 – reflecting the increased role played by growth related investments. Our key investment programmes included the development of MOL filling stations networks, the continued modernisation of our refining assets, the extension of our domestic and international exploration portfolio, the development of our natural gas pipeline and storage facilities, and environmental protection. During the year, we divested of a number of non-core interests.

☐ For 1998 as a whole MOL share price continued to rise on the Budapest Stock Exchange and by the end of the year, it had reached HUF 5920 (the value of the GDRs was about USD 28 per share at the end of the year), which is a more than fivefold increase in Hungarian Forints, and a three and a half-fold increase in US dollar terms, compared to the IPO price in 1995. As a result of the latest privatisation transaction, completed in March 1998, the Company became a majority investor-owned public company and the state ownership held through the ÁPV Rt. (the State Privatisation and Holding Company) was reduced to a 25% share plus 1 vote, required under current legislation.


HUF bn
700
600
500
400
300
200
100
0
94
95
96
97
98
Net sales revenues
Export revenues


HUF bn
120
100
80
60
40
20
0
94
95
96
97
98
Operating cash flow


Capital expenditures by segments
HUF bn
100
80
60
40
20
0
-20
94
95
96
97
98
Refining and Marketing
Exploration and Production
Corporate and other
Eliminations and IAS adjustment


HUF bn
60
50
40
30
20
10
0
94
95
96
97
98
Net income
Special items


%
16
14
12
10
8
6
4
2
0
-2
94
95
96
97
98
ROCE
ROE


HUF bn
700
600
500
400
300
200
100
0
94
95
96
97
98
Market capitalisation of MOL Rt.

Summary of the CHIEF EXECUTIVE Officer



Zoltán Mándoki
Chief Executive Officer

Outstanding financial performance

I am pleased to report, on behalf of the management, further business and financial successes for 1998. In spite of the steady and significant fall in crude oil and crude oil product prices and the related slowdown of sales revenues growth, Group operating profit increased by more than 45%, while net income grew by 77% to reach HUF 54.2 billion. In addition to internal growth factors, capital gains achieved through the sale of certain minority interests impacted favourably on our net income. Before special items, underlying net income of HUF 50.0 billion corresponds to a 16% return on equity. This exceeds not only our 10% return objective set earlier for 1998, but also our minimum 15% ROE target set for the year 2000. This resulted from a more favourable industry environment than assumed earlier and also stemmed from the fact that restructuring improvements contributed earlier, and to a larger extent to our results than expected. Domestic demand for our key products rose during the year while the profitability of the natural gas business increased significantly and closed the year with a profit for the first time in years. In line with our objectives, the Group's net debt to net debt plus equity ratio increased to 30% by the end of the year as a result of the increased external financing needs of our investment programmes. This indebtedness level – while contributing to lowering the average cost of capital – enables the Group to involve and utilise further debt sources and still to retain the required level of financial flexibility, which is important in the current volatile market conditions. Following a successful 1998, it will be a considerable challenge to repeat and exceed these results, considering the continued severity of the industry environment. It is mandatory therefore to strengthen further Group financial controls and improve efficiency while creating the foundations for a long-term sustainable growth in Hungary and the region, building upon our experiences and capital strength.

Lower domestic production and growing international presence

Due to the maturity of domestic production fields and the resulting gradual depletion of reserves, our main effort in Hungary is directed at the optimal exploitation of the producing fields and in exploration, we are also putting more emphasis on unexplored domestic areas that might have greater potential. We continue to build up our foreign exploration portfolio. By accessing new areas, we were present in eight countries by the end of 1998. Considering that our goal is to build an exploration portfolio composed of 20 to 25 components, we are extending, in a limited manner, our activities to other regions, in addition to our primary target areas (North Africa, the Middle East, South Eastern Europe and the CIS countries). In fact, we have two projects already underway in Pakistan. An important event in 1998 was the commencement of our first international crude oil production in Tunisia. We have also achieved further exploration success in Tunisia where test production has begun. As a result of this, and our domestic discoveries, our reserve replacement ratio (RRR) was 60% in 1998. This figure should improve further but, compared to previous years, represents an important step forward. Our objective is to stop the decline of our reserves by the end of 2001 and to gradually increase our own reserves thereafter, mostly from foreign projects, and to a lesser extent, from domestic finds. Considering the lower crude oil and natural gas prices, we are concentrating on projects with more favourable cost profiles in our domestic and international exploration and development portfolio.

We are present in eight countries in the area of international exploration


Albania
Greece
Syria
Pakistan
Qatar
Egypt
Yemen

Natural gas activities turn to profits, successful initiatives in the gas business

Following the considerable losses registered in previous years, our natural gas business finally became profitable last year. This long awaited improvement was primarily due to the fall in imported gas prices triggered by the drop in crude oil and oil product prices and, to a lesser extent, to the favourable changes in gas price regulation and relevant customs regulations. In 1998, the estimated pre-tax profit of the natural gas business as defined by the Regulator on the basis of the current natural gas price formula, was HUF 14.9 billion against a pre-tax loss of HUF 8.7 billion in 1997. This result represents the combination of a marginally loss-making downstream gas activity and a domestic gas production with increasing profitability. The improving profit position of the natural gas business enabled us not only to offset the negative effects, which emerged during the year (falling production levels and lower world market prices for crude oil, condensates and LPG, reducing the profitability of our domestic production), but also made possible a strong increase in segmental operating profit. We have high expectations for 1999 since the current market conditions offer an excellent window of opportunity to create more market-based regulation. Such a system could grant a stable, positive margin above import prices, whatever direction they take. In 1998 we acquired interests or increased our shareholdings in three major Hungarian gas distribution companies. The aim of these transactions was to strengthen our retail gas position, and in parallel, we began the consolidation of our smaller, majority-owned gas distribution and gas infrastructure companies. We continued our expansion into other, non-regulated segments as we renewed our natural gas transit agreements with Serbian and Bosnian partners and we sold a minority stake in PB-Gázszerviz Kft. This transaction enabled us to start our own retail activities in the LPG sector.



The Group also entered the LPG retail business

Dynamic demand growth and sustained leadership in the Hungarian oil products market

The profitability of our Refining and Marketing activities was enhanced by a healthy growth in domestic demand for high value crude oil products, lower crude oil purchase prices following the decline in world market prices, the results of refining and logistics efficiency improvements and maintained margin levels. As a result of the continuing vigorous growth in the Hungarian economy, oil product sales registered a total increase of 3%, but in the case of the high value product groups such as motor gasolines and gasoils, domestic wholesale volumes went up much more dynamically, by 5% and 6% respectively, while retail sales expanded by 8%.

We were successful in maintaining our 80% plus share of the wholesale market and our retail market share climbed above 40%. The efficient use of a flexible pricing system, our high quality products, improvements in the level of customer service and increasing customer loyalty as a result of our retail development were all contributing factors to the maintenance of our position as market leader.

We consider it very important for the future that we continue to meet the increasingly strict environmental standards and product specifications to maintain and improve our competitiveness in domestic and regional markets.

Domestic retail sales increased by 8 percent in 1998


FBM-685



The Group has opened its first filling station in Slovenia

Increased pace of retail development in Hungary and the region

In 1998, we continued our domestic filling station modernisation programme. As a result, we had a total of 413 filling stations by the end of the year, comprising 363 in Hungary and a further 50 stations in the region. Slovenia and Croatia as new target markets, appeared on our expansion map for the first time. We intend to run 100-150 retail outlets in neighbouring countries by 2001 and, similarly, we expect to fly our flag at more than 400 filling stations in Hungary by then. We launched a retail loyalty card, which was received very well by our customers.

More efficient operation

We continued our programmes launched earlier aimed at modernising our refinery systems. On one hand, we took further steps in implementing a complex refinery control system while, on the other hand, we made considerable progress in the implementation of the residue upgrading project. We also extended our earlier successful programmes to improve efficiency to new business areas. We expect to feel the benefits of these measures in 1999-2000. The new system of corporate functions and services created in 1997 operated more efficiently in 1998 and, as a result of reorganisation, the number of decision-making levels was reduced, many overlapping functions were removed, and response times became noticeably shorter. Operating costs became more transparent and this allows the identification of additional internal efficiency reserves. We started a high priority project at the beginning of the year to cope with Y2K issues.

Implementation of our strategies for the future, value-based management

Our most important objective is to further increase shareholder value ensuring a competitive return in comparison to the peer group. We intend to produce sound results in the future by continuing with our efficiency improvement measures, the consistent use of strict investment criteria and a fine-tuning of the other factors determining profitability. The key points in our strategy are basically unchanged but we wish to follow a value-oriented, quality driven strategy that is more detail-focused, while continuing our expansion programme selectively. The key elements of our growth efforts are aimed at more efficient control over group subsidiaries, a clear regional expansion strategy and taking advantage of growth opportunities in new, but closely related businesses.

We continued the development of the Complex Refining Control Systems in 1998



Zoltán Mándoki
Chief Executive Officer

BUSINESS AREA	SUCCESS FACTORS	STRATEGIC CHALLENGES
Exploration and Production		
Hungarian crude oil and natural gas exploration and production. International programmes have been initiated mainly in the Mediterranean basin and the Middle East.	◦ Vast geological experience and expertise ◦ Highly trained specialists, ready to learn ◦ Geological models for the Carpathian Basin ◦ Developed production infrastructure in Hungary ◦ Competitive production cost structure ◦ National oil company status in Hungary ◦ Co-operation with international companies	◦ Decreasing hydrocarbon reserves ◦ Exploiting the opportunities offered by exploration providing higher than average returns ◦ Co-operation with international companies in foreign exploration and production ◦ Optimising cost in real terms ◦ New areas in the domestic exploration portfolio ◦ Successful international portfolio building
Natural Gas		
Importation, transportation, storage, wholesale distribution of natural gas. Direct supply to retail customers started through investment in the sector. Transit and contractual storage of natural gas.	◦ Long-term natural gas supply agreements reflecting demand growth ◦ Ownership and operation of high-pressure gas pipelines and storage facilities ◦ Significant business interests in gas distribution ◦ Competitive gas production, transportation and storage costs ◦ Long-term sales agreements covering a major part of the demand	◦ Meeting growing domestic demand ◦ Ensuring competitiveness after the EU convergence process ◦ Enhance gas transit and contractual storage activities ◦ Extending natural gas business into neighbouring countries ◦ Energy-gas integration
Refining		
Importation and trading of crude oil, refining, transportation, storage and distribution of refined products in Hungary and in the region.	◦ One of the most complex refineries in the region ◦ Favourable geographical location ◦ High product quality ◦ Improving cost efficiency ◦ Extended logistics network ◦ Capacity reserves supporting regional expansion	◦ Further cost efficiency improvements ◦ Meeting stricter EU quality requirements ◦ Associating the MOL image with quality ◦ Creating value-enhancing partnerships in the region
Marketing		
Wholesale of motor fuels, naphtha, secondary products, lubricants and additives, bitumen, heating and fuel oils for power generation and retail marketing	◦ Wide range of quality products ◦ Strong customer relations ◦ High recognition of MOL brand ◦ Nation-wide network coverage ◦ Continuous reliable supply ◦ Growth in domestic and regional markets ◦ Synergies in fuel supply ◦ Competitive pricing mechanism	◦ Special attention to the demand and expectations of customers and partners ◦ Capturing stable and growing markets in the region ◦ Improving downstream integration ◦ Increasing role of dry goods ◦ Strengthening the MOL brand in a regional context

Executive MANAGEMENT



ZOLTÁN MÁNDOKI (45)

Chief Executive Officer
Details under the members of the Board of Directors.



BÉLA CSEH (51)

Senior Vice President, Downstream
Mr. Cseh is a mechanical and welding engineer, graduated from the Budapest Technical University. He held various positions within OKGT from 1972, he also served as director of marketing and trading from 1992, and as director of the filling station network from 1995. He has been Senior Vice President of the Refining and Marketing Division since 1996. He was a member of MOL Rt.'s Board of Directors from 1997 to February 24, 1999.



DR. VERONIKA SZENTGYÖRGYI DANKNÉ (56)

Senior Vice President, Finance
Economist, graduated from the Budapest University of Economics, head of the economics department of the OKGT between 1984-1991, prior to which she held various positions in the same department. She has been Senior Vice President for Finance since 1992.



Dr. DÁNIEL MAGYARI (50)

Senior Vice President, Upstream
Dr. Magyari is a mining engineer and Euro engineer, graduated from the Technical University of Heavy Industry in Miskolc. He was head engineer of the Gellénháza Production Unit from 1978, and director of the Hajdúszoboszló Production Unit between 1992 and 1994. He was appointed Senior Vice President of the Exploration and Production Division in 1995. He was a member of MOL Rt.'s Board of Directors from 1997 to February 24, 1999.



DR. TIBOR GULYÁS (46)

Senior Vice President, Strategy and Controlling
Engineer and economist, graduated from the University of Chemical Industry in Veszprém and the Budapest University of Economics. Mr. Gulyás held different positions at the OKGT from 1976, he was head of department and director of the Exploration and Production Division between 1992 and 1994, co-ordination director of the division from 1994, director of strategic planning from 1995. He was appointed Senior Vice President for Strategy and Controlling in 1996.

The executive management of MOL Rt. is composed of the CEO, and the Senior Vice Presidents and directors responsible for key corporate functions.



FLÓRIÁN KUGLER (51)

Senior Vice President, Human Resources

Mr. Kugler is a mechanical engineer and economist specialising in the field of Human Resources graduated from the Pollack Mihály Technical College and the Budapest University of Economics. After serving in different positions at the OKGT, he became director of Human Resources at the Exploration and Production Division between 1991 and 1994, he has been Senior Vice President for Human Resources since 1995.



ZOLTÁN ÁLDOTT (30)

Director, Capital Markets

Economist, graduated from the Budapest University of Economics. He was an associate at Creditum Financial Consulting Ltd. between 1990 and 1991. From 1992 to 1995 he was senior associate and then managing director at Eurocorp International Finance Co. (a Budapest-based corporate finance house). He has been Director of Capital Markets, also responsible for privatisation and investor relations since 1995.



DR. BALÁZS OROSZ (48)

Chief Legal Counsel

Lawyer and legal adviser, a graduate of the Law Faculty of Eötvös Loránd University. Legal adviser then Senior Vice President, as well as a member of the Board of Directors of IBUSZ from 1976. Managing director of Danube Travel Ltd. and later franchise director of IBUSZ Travel Agency between 1992 and 1994, President of INKA Holding Co. from February, 1996, Chief Legal Counsel of MOL Rt. since December of the same year.



GUSZTÁV LÉKAI (54)

Senior Vice President, Corporate Services

Gas engineer and economist, graduated from the Technical University of Heavy Industry in Miskolc and the Budapest University of Economics. Also serving as Director of the Hajdúszoboszló Production Unit from 1975, CEO of TIGÁZ between 1986 and 1990, he held different positions in exploration and production units and was director of the Domestic Production and Underground Gas Storage Business Unit between 1994 and 1995. He has been Senior Vice President for Corporate Services since 1996.



JÁNOS KAZAL (55)

Director, Communications

Graduated from Eötvös Loránd University, from 1968 he was editor at the Educational Publishing Company. He held various positions at Hungarian Television and Hungarian Broadcasting between 1970 and 1992, and he was consultant at Publico PR Agency between 1992 and 1994, editorial director at the daily newspaper „Napi Gazdaság" and editor of a television news programme (Híradó). In 1995 he was appointed PR director of MOL Rt. and has been Director of Communications since 1997.

Exploration and PRODUCTION


perating profit and crude oil prices
UF bn
USD/bbl
60
50
40
30
20
10
0
-10
25
20
15
10
5
0
94
95
96
97
98
E&P operating profit
Brent dated price


Return On Fixed Assets
%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
94
95
96
97
98
Operating profit/tangible assets

The activities of the Exploration and Production Division include the exploration and production of crude oil and natural gas, the importation, storage, wholesale and retail distribution of natural gas, the transit of crude oil and natural gas as well as the production, importation and marketing of liquefied gas products including LPG. Through its subsidiaries it carries out drilling and geophysics activities.

☐ The financial performance of the division improved further in 1998 in spite of a 35% decrease in world market crude oil prices. IAS operating profit was HUF 54.6 billion, representing a 68% increase, net sales revenues growing by 17% to HUF 282.0 billion. The improving results of the natural gas business more than offset the negative impacts seen during the year – lower production volumes, increasing storage holding cost, lower crude oil, condensates, and LPG world market prices – and led to a strong improvement in returns.

☐ Natural gas sales volumes were 11.9 bcm, 1% higher than in 1997. The underlying increase in demand, driven by new customers, was moderated by mild weather at the beginning of the year. We were able to maintain a balance between supply and consumption by taking the volumes stipulated in the import contracts at a minimum level, at the same time holding back domestic production and leaving considerably higher inventories in storage.

☐ Crude oil production declined as expected; the reduction in domestic reserves and production can be primarily offset through international exploration and field development projects as well as reserve acquisitions. We increased further our activities in the international arena, gaining new concessions, and our first international production project has started.

☐ We further increased the level of vertical integration of our gas business towards distribution and power generation also to strenghten our long-term role in the Hungarian natural gas market. Within this framework, we increased our share in natural gas retailing, continued storage development programmes and, in addition to these initiatives, we participated in power plant projects.

Hydrocarbon Exploration and Production

MOL's crude oil production was 1.3 million tonnes in 1998, 8% less than in the previous year, while our net dry natural gas production was 3.9 bcm, 11% less than in 1997. Despite the considerable fall in production, we were able to maintain the level of production costs in real terms.

The development of domestic crude oil and natural gas fields discovered recently is underway: we reached the planned annual 50,000 tonne peak production from the Öttömös-East field in 1998, and, we produced 80,000 tonnes of crude oil from the Sávoly-South and South-East fields. We completed the development of the Budafa-Oltárc, Kiskunhalas-South and Endrőd-North natural gas fields. Last year, we produced 60 mcm of natural gas from these new fields, and their expected annual peak production in 1999 will be 170 mcm. The development of the Bajánsenye-Őriszentpéter and Karcag-Bucsa natural gas fields continued: in these fields, production will start in 1999

DIVISIONAL FINANCIAL HIGHLIGHTS IAS (HUF bn)	1997	1998	1998/97 %
Net sales revenues	242.1	282.0	+16.5
Operating profit	32.5	54.6	+68.0
Depreciation	22.1	20.7	(6.3)
Tangible assets	161.6	180.8	+11.9
Capital expenditures	35.8	46.5	+29.9

at an expected annual production rate of 90 mcm, and it is expected that they will peak with an annual production rate of 150 mcm. We are using efficient, modern technologies to reduce the fall in production in addition to starting production in newly explored fields. At present, we are using enhanced oil recovery (EOR) procedures in seven fields, whose share in production is 17%, representing a total of 220,000 tonnes. We continue to prepare for the introduction of these procedures in other fields in order to be able to implement the introduction of such technologies quickly under favourable economic conditions. We continued the intensification of crude oil production with the use of horizontal wells especially at the Algyő field where the currently operating 30 horizontal wells produce about 16% of our crude oil.

On December 31, 1998, we held 37 exploration blocks in Hungary with a total area of 22,671 sqkm, which was almost 50% higher than at the end of 1997. We are planning more intensive exploration in domestic areas where we were successful in previous years. We are confident that operations can be continued here with potentially good success rates at favourable cost levels. For the future of domestic exploration, it is very important that in unexplored and, from a geological point of view, less-known areas, exploration will start in 1999. In order first to stop the decline of our reserves and then to start to increase them at competitive cost levels, since 1995 we have been focusing on creating a valuable international exploration and production portfolio. In 1998 the Group spent an increasing amount on exploration projects, among which the importance of international projects was growing. We continued to expand our portfolio over the last year by adding an Egyptian exploration block at the beginning of the year, three Albanian blocks and one Yemenite block in the middle of the year and one Pakistani exploration block at the end of the year. From the exploration wells deepened internationally, that in Tunisia resulted in a commercial find. Based on first estimates, total net proved reserves of the field may reach 2.5 million tonnes of crude oil equivalent (about 19 million boe). In Qatar, the first two drillings were dry, while the first drilling in Egypt resulted in a high-yielding natural gas find.

As a result of the field development in Tunisia based on the earlier find, the Sabria field began production in December. As our first foreign production concession, it is an important milestone in the history of the company. MOL has a 30-year production licence from the government of Tunisia. The Tunisian state oil company (ETAP) has an option to participate


Net crude oil production
(includes condensates)
Kt
2000
1800
1600
1400
1200
1000
800
600
400
200
0
94
95
96
97


The first international productio
has begun in Tunisia

MOL's foreign exploration-production portfolio at the end of 1998

COUNTRY	BLOCK	PARTNERS	MOL SHARE, %
Yemen	48, 49	MOL	100
Syria	Palmyra East	MOL	100
Qatar	1NW	***Chevron**, MOL	40
Tunisia	Kebili, Sabria field (field development and production)	MOL	100 (ETAP option: up to 55%)
Greece	Ioannina and Peleponnesos	***Enterprise Oil**, MOL, ARCO, Hellenic Petroleum	20
Albania	1., 4. and 5.	***OMV**, MOL, Enterprise Oil, Clyde	15
Albania	Velca	***Premier Oil**, MOL, Albpetrol	35
Egypt	North Idku	***RWE-DEA**, MOL, ARCO	20
Pakistan	Khanpur	***OMV**, MOL	20

* operator


Net proved reseves
million boe
400
350
300
250
200
150
100
50
0
94
95
96
97
Crude oil
Natural gas


dry natural gas production
0
94
95
96
97
98


gas sales by sources
0
94
95
96
97
98
From domestic production
From import sources


gas sales by consumer segments
0
94
95
96
97
98
Gas Distribution Companies
Power sector
Industry and other

in the project (up to 55%), but if it does, ETAP is obliged to reimburse the relevant proportion of the exploration and development costs incurred so far. In the case of identifying projects, fitting to our strategic objectives and economic and risk evaluation criteria, we intend to increase our reserves through acquisitions as well.

From the point of view of successful exploration activity, it is paramount that we keep abreast of the technological and methodological progress in the industry. We are committed to this and continue to make the necessary funds available, thus ensuring the technological development of service companies in the Group and the continuous training of our personnel. We also intend to co-operate with foreign partners interested in domestic hydrocarbon exploration if value can be created from the sharing of our respective experiences.

Natural Gas Business, LPG and Energy

The Company's natural gas strategy aims, in addition to guaranteeing reliable supply, to maintain our position as market leader in the long-term. An essential element of our strategy is to ensure the Company's successfull operation in the competitive, liberalised market expected to emerge after the implementation of the gas directive after Hungary's EU accession process. The acceptance of the EU gas directive outlines the future operating model for the natural gas business. We have to be prepared to meet the challenges presented both in the public and the private sectors. To preserve our competitiveness we intend to reduce costs and improve the quality of our services, while, at the same time, covering the largest possible share of the end user market. We have expanded our natural gas retail activities to new, previously uncovered areas and the consolidation of such companies and assets through MOL-GÁZ Kft. has commenced. A new unit has been set up to manage the natural gas retail portfolio within the Natural Gas Trading business unit. We acquired significant minority stakes during the year in three regional gas distribution companies, DÉGÁZ Rt., ÉGÁZ Rt. and DDGÁZ Rt.

In 1998, we sold 1% more natural gas than in the previous year, the dominant part of the sales went to gas distribution companies. A significant, 27% increase was registered in power sector sales. Our natural gas resources from domestic production and contracted imports are expected to meet demand growth in the medium term, but, following the start of the millennium, it may be necessary to contract for additional volumes if the planned, new natural gas-based power generators are built and the pace of growth in residential and industrial consumption remains unchanged. Negotiations on the potential transportation routes and sources have started. In addition to the key supply contract signed with Panrusgaz for the transportation of a total of 194 bcm of gas by 2015, new gas purchase contracts were signed with a validity term until 2010 with O&G and EUROBRIDGE. 2.5 bcm natural gas was transported through the HAG pipeline in 1998, of which 1.0 bcm was purchased from Western suppliers.

Underground gas storage facilities play a key role in supplying our consumers and in peak shaving seasonal demand. Parallel to falling domestic gas production, consumption is expected to rise causing sharper peaks. We are adding further storage capacities to meet increasingly higher seasonal demand. In 1998, we continued the implementation of the Zsana II. project, to reach total storage capacity at the end of the year of 3.3 bcm, and meeting regulatory requirements ahead of the deadline. Of the existing storages, the Hajdúszoboszló facility is being renovated. We also contracted for the use of a storage unit for up to 400 mcm of natural gas near the Hungarian border in Ukraine.

Increasing gas storage capacities and the favourable geographical location of Hungary provide good opportunities for future transit and contractual storage businesses. Besides the transit activity to the countries of the former Yugoslavia since 1997, we also have a contract storage agreement with Serbia. In line with this, we injected 210 mcm natural gas in the summer for winter withdrawal for Yugoslavian partners in 1998.

In 1998, we ensured that Hungary had a secure supply of natural gas. In order to increase reliability, we signed a new, long-term agreement with TIGÁZ Rt. as well. The terms and conditions of the contract reflect the standard contractual terms of advanced industrial countries.

We also signed long-term sales agreements with several large direct consumers and in addition, we agreed with some generators to cover their entire fuel supply.
In addition to supplying the domestic market, the capacity and technical conditions of our pipeline network allowed for significant transit services. Last year, we renewed the earlier agreements with the Yugoslavian NIS and Bosnian BH-GAS to provide such transit services. According to the contract signed with NIS, a total of about 73 bcm of natural gas will be transited over 20 years and, pursuant to the contract signed with BH-GAS, a total of 9 bcm of gas shall be transited to Bosnia. In addition to these contracts, new opportunities may open up to supply large industrial consumers – primarily gas-fired power generators – in neighbouring countries. Our strategic aims include participating in future natural gas transit projects throughout the region. We therefore take part in pipeline feasibility studies looking at the Turkmen-Turkish and Italian-Romanian lines. Our crude oil transportation capacity ensures the transportation of both domestic and imported crude oil; based on our capacities, there is a possibility to increase the role of transits. Through annual and spot contracts, we transited some half a million tonnes of crude oil to South Slavic countries. In order to expand our oil transit operations, we are looking at potential major projects within the region such as the Russia-Adriatic, the Odessa-Adriatic and the Constanta-Trieste lines.

In line with international trends, the company sees a number of attractive business opportunities in the energy sector. This may ensure further growth and the strengthening of our gas market positions. We plan to implement new energy developments through corporate investments. We hold a 35% stake in a 192 MW gas turbine power generation project expected to start operating by 2002. We also hold a 30% stake in an 86 MW power station expected to start operating in the Iharosberény area from 2001. This plant will be using the natural gas reserves with high CO_2 content and low calorific value found at the Inke and Liszó gas fields.
In addition, we have a 30% stake in a power station expected to be commissioned by 2000, to generate 50 MW of electric energy and also producing 160 t/hour of steam, the output to be taken exclusively by BorsodChem Rt. Aligning the energy and the natural gas businesses should add further value in this segments.

There is a shift of emphasis in our LPG business from 1998: while maintaining our position as wholesale leader, we started our own LPG retail trading activity, after having sold our 43% minority stake in PB-Gázszerviz Kft. We are developing the logistical backup for retail LPG distribution and the construction of an LPG bottling plant will be an important part of this. We continue to be Hungary's sole LPG producer and we are the market leader in wholesale with a more than 85% share. In 1998, we sold about 306 thousand tonnes of LPG while marketing 17,000 tonnes of pentane. The Group satisfied domestic LPG demand through successful trading activities, while selling our domestic production. We increased our exports considerably and we reorganised the structure of exports to suit our regional objectives. The new captive markets we intend to acquire in retailing should contribute to an increase in the overall profitability of the LPG business. In addition to entering the domestic retail LPG market, we built wholesale positions in the regional markets, which had laid the foundation for retail distribution in these markets.

The Exploration and Production Division controls a number of subsidiaries supporting the business. The most relevant companies are: GES Geophysical Service Provider Kft., Geoinform Deep Borehole Information Service Provider Kft. and Rotary Drilling Rt., all 100% owned by MOL Rt. Rotary Rt. – whose main activity is drilling related to domestic exploration and production and related services – is also pursuing business activities in Tunisia and Syria, and is preparing its entrance into other countries. GES Kft. is carrying out surface geophysical measurement services in connection with crude oil and natural gas exploration and production. In addition to maintaining the positions it has attained in the domestic market and in its foreign markets, the company was able to enter additional markets in Slovakia and Turkey.
Geoinform Kft., (which provides deep drilling geophysical measurement services) in addition to retaining its markets and entering additional foreign markets, also implemented considerable development and modernisation of its equipment.


Gas prices
HUF/cubic meter
25
20
15
10
5
0
94
95
96
97
98
Average import price
Average sales price


Underground gas storage capacity (work
mcm
3500
3000
2500
2000
1500
1000
500
0
94
95
96
97
98
Hajdúszoboszló
Algyő, Maros-I.
Pusztaszőlős
Zsana-I.
Zsana-II.
Pusztaederics



The Group is the leading LPG wholesaler in Hungary

Refining AND MARKETING


Operating profit and crude oil prices
HUF bn
USD/bbl
94 95 96 97 98
R&M operating profit
Brent dated crude oil price


Return On Fixed Assets
%
94 95 96 97 98
Operating profit/tangible assets

MOL's Refining and Marketing Division is responsible for the Group's Downstream activities such as the importation and refining of crude oil, the transportation and storage as well as wholesale and retail marketing of crude oil products. Through its subsidiaries it participates in the international trading of crude oil, oil products and chemical products.

- The operating profit of the Refining and Marketing Division continued to grow in 1998, and reached HUF 33.9 bn (on net sales revenues of HUF 378.4 bn). The segment's profitability was enhanced by improving refining margins fuelled by more favourable crude oil purchase prices, increasing domestic demand and the result of the efficiency improvement programmes launched in 1996, also providing a significant contribution.

- During 1998, domestic demand for oil products continued to grow and on the back of this, we increased our total product sales to 7.3 million tonnes. The increasing share of domestic, higher margin sales contributed to better profitability. We were able to seize the opportunities provided by the dynamic development of the Hungarian economy while we maintained export sales at a steady level. An 8% increase in retail sales – due to fast demand growth and the development of our filling stations network – exceeded past performance by more than we had expected. In 1998, the average atmospheric distillation capacity utilisation of our refineries improved further and reached 69%, of which, the capacity utilisation of the Duna Refinery was 83%. In real terms our refining and logistics costs per unit showed an improvement. Our refinery capacities will allow us in the future to supply new markets that we intend to capture.

- In 1998, the Division spent about HUF 40 bn on capital expenditures and investments. We started to implement the residue upgrading project at the Duna Refinery, continued the modernisation of the refining control systems and the rationalisation of our logistics system. We made further progress in installing the Complex Refining Control System, selected the technologies to be used in the residue upgrading programme and began its implementation. We extended our successful efficiency improvement programmes to new areas, whose results are expected to be visible in 1999-2000. We continued to develop our filling station networks both in Hungary and in the region.

DIVISIONAL FINANCIAL HIGHLIGHTS

IAS (HUF bn)	1997	1998	1998/97 %
Net sales revenues	421.6	378.4	(10.2)
Adjusted net sales revenues*	366.6	378.4	+3.2
Operating profit	23.9	33.9	+41.8
Depreciation	14.2	15.7	+10.6
Tangible assets	125.6	145.8	+16.1
Capital expenditures	29.3	40.1	+36.9

** Net sales revenues have been adjusted due to the introduction of the unified Excise Tax in 1998*

Marketing of Crude Oil Products

In spite of the fact that world market prices of all key oil products also fell in 1998, our margins increased moderately, having a favourable effect on our profitability. The processing costs per unit were reduced in real terms, which played a great part in the improvement of the results, the fruit of efforts aimed at improving the efficiency of our operations.

Total crude oil product sales rose by about 3 percent in 1998 and reached 7.3 million tonnes. Domestic sales continued to increase due to the use of efficient marketing and the rapid rise in domestic consumption. Our domestic sales were up by about 3 percent to 5.5 million tonnes. The increase in the share of domestic sales had a favourable impact on our profitability driven by both better margins that can be achieved here and our logistical advantage. The volume of export sales remained unchanged at a level of 1.8 million tonnes, this follows the maximum level reached in 1995 and slightly lower figures registered in 1996 and 1997. However, the profitability of export sales continued to grow as a result of our efforts aimed at reaching end-user markets and not necessarily pursuing increases in volumes. Austria and Germany remained our most important export markets but the sales through our regional subsidiaries increased in importance. Exports, in addition to the wholesale business unit were managed by MOLTRADE-Mineralimpex Rt. and MOL-CHEM Kft. as well as our subsidiaries operating in the neighbouring countries.

Domestic sales of high value product groups (motor gasolines and gasoils) recorded above average increases, contributing to the improvement in profitability. Motor gasoline sales increased by 3% (domestic sales went up by 5%) as we captured the growth of the domestic market. Exports fell by 4% due to business considerations and as a result of payment difficulties experienced in some markets. Total gas and heating oil sales went up by 5% as domestic sales grew by 6% and export volumes expanded by 4%. Total domestic motor fuel sales went up by 5%. In line with our efforts to maximise our margin, market shares for such fuels declined slightly. Fuel oil sales decreased by 1% while the market share in this product group increased. Bitumen sales grew by 6% due to better export opportunities and higher domestic demand facilitated by the mild winter at the beginning of the year. About 30% of our production was sold in Austria, Croatia, Germany, Slovenia, Slovakia and Romania. There was a fall of 5% in lubricant sales as exports increased by 11% but domestic sales declined by 25%. To reverse these unfavourable trends we initiated structural changes, which should show results from 1999 onward. We will increase the share of high value products in lubricant sales and grow lubricant sales in the countries of the region. We already occupied second place in the Romanian lubricants market.

In 1998, we were able to maintain our average domestic wholesale market share of 83% despite increasing competition. Market share for motor gasolines was 85% (89% in 1997), for gas and heating oils 86% (90% in 1997). In the meantime, profitability of our sales improved, which is a remarkable achievement since margins realised in the region during 1998 fell by around USD some 3-4/tonnes due to the commissioning of the Leuna refinery. In petrochemical raw materials (mainly naphtha) we achieved a 3% increase in market share (from 93% to 96%) and a 2% increase in our market share (from 68% to 70%) was recorded for fuel oils. Our lubricants market share was reduced to 55 percent (from 63% in 1997). In the case of bitumen, we maintained the 98% market share registered in 1997.


Crude oil product sales
Kt
8000
6000
4000
2000
0
94
95
96
97
98
Gasolines
Gas and heating oils
Fuel oils
Lubricants
Bitumen
Other products


Wholesale market shares in 1998
%
100
80
60
40
20
0
Gasolines
Gas and heating oils
Fuel oils
Bitumens
Lubricants
MOL Rt.
Other market players



Domestic wholesale of crude oil pr showed a healthy growth

Price structure of grade 95 gasoline
HUF/litre


180
150
120
90
60
30
0
94
95
96
97
98
Production cost plus margin
Excise tax and VAT
KKKSZ fee

Development of MOL's Hungarian filling stations network


400
300
200
100
0
94
95
96
97
98
MOL 2000
Reconstructed
Franchise
Áfor

Retail market shares in 1998
%


100
80
60
40
20
0
Motor gasolines
Gas and heating oil
Lubricants
MOL Rt.
Other market players

The Group reinforced its leading position in the domestic retail motor fuel market, in a very competitive environment, while increasing the number of filling stations in neighbouring countries. We made significant efforts during the past years to develop our retail networks and transforming our filling stations to form a modern, environmentally friendly network, offering a wide range of services in accordance with the MOL 2000 standard. By the end of 1998, 208 out of the 363 MOL filling stations operated in Hungary met the MOL 2000 standards. In addition to developing our own network, we also increased the number of franchise sites to 40 by the end of the year. According to data supplied by the Hungarian Petroleum Products Association (MÁSZ) – which does not include independent retailers' sales – our market share was 40% for motor gasolines and 42% for gas and heating oils in 1998. Total white product market share thus increased to 41% (representing a 2% growth over 1997). Our retail market share in lubricants was 58%. In order to increase further our domestic retail sales, to widen our customer base and to increase customer loyalty, we introduced a MOL retail loyalty card in the summer of 1998. The campaign was successful and by the end of the year more than 250,000 such cards had been issued. During the year we increased the number of fleet card partners through winning a number of public tenders and other initiatives. In 1998 we prepared the introduction of lead substitute additives, and thus from the beginning of April 1999 leaded gasoline is no longer sold in Hungary.

In accordance with our stated strategy, we expanded our retail network in the region dynamically, and managed to double the number of our filling stations operating in Romania and Slovakia (by the end of the year 34 and 10 sites were operating in Romania and Slovakia, respectively). We halted further expansion in Ukraine (where we have three filling stations) due to economic difficulties there. We had one site in Croatia and two in Slovenia under the MOL logo by the end of 1998. With regard to logistics and supply, we have made great strides especially in Romania by leasing suitable storage sites. We will continue our regional expansion and will make further efforts to increase our presence in these newly captured markets, always analysing the target market's risk and, in the light of this, changing the speed and direction of our investments if necessary.



We launched a successful consumer loyalty card campaign in 1998

Refining

In addition to increasing sales and retaining our leading market positions, we were also able to operate our assets more efficiently. The average combined atmospheric distillation capacity utilisation of the Duna and Tisza refineries in 1998 was 69% (for Duna alone 83%). In both categories improvements were seen compared to 1997 (the average combined capacity utilisation rate was 66% and the capacity utilisation of the Duna Refinery stood at 81% in 1997). In the future we also intend to improve the utilisation of the Zala Refinery, as a result of the increasing production of the nearby Sávoly-South and South-East oil fields. In 1998, we imported 5.6 million tonnes of crude oil through the Friendship oil pipeline from Russia. During last year the company transported about 7.8 million tonnes of crude oil products through its logistics system. The extensive product pipeline system assures significant competitive advantages to the Company vis-à-vis other suppliers using alternative forms of transportation. The modern road and railroad tankers and tanker and barge filler equipment located at the refineries are also part of our logistics system. We have a storage capacity of 4.1 mcm for crude oil and oil products which was used by ourselves and for a fee, by KKKSz (Crude Oil and Oil Products Stockpiling Association).

We believe that our refining and marketing activities can be developed further through the implementation of chemical projects primarily on the basis of MOL's existing assets and products. Our intention to participate more actively in the chemical industry has the aim of ensuring further growth by entering a sector whose value added is high and where there is considerable market growth. Even currently, we play a pre-eminent role in many areas of the petrochemical industry: we supply naphtha to TVK Rt., produce basic petrochemical products and intermediates, and in addition, we have a majority stake in the only significant Hungarian fertiliser plant (Nitrogénművek Rt.). Chemical integration could provide an opportunity, in addition to increasing sales revenues and margins, for a more efficient utilisation of our existing assets and the exploitation of the potential synergy between energy products and chemical businesses.

We hold majority stakes in several companies whose activities are closely related to Downstream operations, and therefore, they are controlled by the Refining and Marketing Division. MOL-CHEM Kft. and MOLTRADE-Mineralimpex Rt. (traders and wholesalers in the region), and MOLTRANS Kft. (responsible for supplying the filling stations), are all 100% MOL owned subsidiaries. MOL-CHEM Kft.'s activities include foreign and domestic sales of secondary products, the import and domestic distribution of organic and inorganic chemical materials, agricultural products and the exportation of synthetic materials. The primary task of MOLTRADE-Mineralimpex Rt. is – in addition to the sale of primary products in some major markets – the importation and trading of crude oil and semi-finished and finished products. The company has seen an increase in both the import and the export of oil products reflecting, primarily, the volume of trade conducted on behalf of MOL Rt. Kőolajtároló Rt. (which is a 51% MOL – owned subsidiary) undertakes contractual storage for KKKSz and stores crude oil owned by KKKSz in its Tiszaújváros and Százhalombatta sites. Terméktároló Rt. (74% owned by MOL Rt.) stores crude oil products owned by KKKSz.


Crude oil processing by sources
kt
8 000
6 000
4 000
2 000
0
94
95
96
97
98
Toll and joint processing
Condensate and other
Imported crude
Domestic production


Principal energy product wholesale customers
kt
5000
4000
3000
2000
1000
0
94
95
96
97
98
MOL network
Multinationals
Power stations
TVK Rt.
Other


We are present in the fast-growing chemical sector through our chemical raw material production

HUMAN Resources

erage headcount of the MOL Group


000
000
000
000
0
94
95
96
97
98
Exploration and Production
Refining and Marketing
Corporate Services
Headquarters and other
Fully consolidated subsidiaries

One of the most valuable assets of the Group are its committed, loyal employees who are able to perform according to the highest standards in their daily work, using their professional skills and in co-operation with each other. During the development of a corporate culture feeding on the traditions of the oil industry and being continuously adjusted to cope with changes, we have formulated shared values that guide our everyday conduct and the decisions we make. These values are the foundation of our common thinking and ensure the strategic management of our human resources.

In 1998, we took further steps to create a modern, integrated, and business-oriented human resource management system. The human resource systems supporting the company's strategic goals are continuously developed in close interconnection with each other. We have begun the extension of these systems to all subsidiaries of the MOL Group. The planning and controlling activities are supported by computerised systems allowing us to keep personnel expenditures under constant supervision and control. Medium-term human resource policies and an advanced selection system should ensure the availability of a workforce driven by performance targets and a steady increase in expertise, based primarily on internal resources. We are devoting special attention to the continuous development of professional and language skills training.

We identified our key values which help us in our every day work



We provide attractive compensation packages to our value-enhancing colleagues within the framework of a comprehensive remuneration system. A cafeteria system, the first of its kind in Hungary, has proved successful. We are continuously expanding the array of transparent wage and salary components reflecting the recognition of individual performance and we are also developing further the share-based incentive schemes aimed at aligning the interests of our workforce and our shareholders. It is important for us to play a leading role in developing the professional knowledge of our staff. This is supported by an „investment-oriented" training policy, which aims to develop skills and abilities capable of responding to potential changes and challenges, also enhancing the learning nature of the entire organisation. By continuously developing our modern internal communications system, we aim to exploit the values inherent in personal relations.

We keep good and fair relations with unions and employee representations, and this co-operation is an important element of support to the implementation of the business objectives of the Group.

HEALTH
Safety and Environment

Health, safety and environmental protection (HSE) objectives rank among the most important ones for the Group. Safe working conditions that do not endanger the health of our employees and responsibility for the environment are both included in our shared values. 1998 was the first whole year for our integrated HSE activities, built-up in line with best international practice. We are able to report that further progress has been achieved in the area of HSE management. We continued to implement environment-centred management systems according to international standards. We already carry four ISO 14001 certificates. In addition to the certificates awarded previously to the Tisza Refinery, the Almásfüzitő and Komárom sites of the Lubricants Business Unit, the filling stations network and the environment-centred management system for the Zala Refinery also obtained such certificates in 1998.

We reduced the rate of work accidents. In 1998, the number of work-related accidents dropped to 63 from 91 in 1997. The accident frequency rate (number of accidents for one million working hours) has been consistently better than the EU average and shows further improvement falling to 2.59 from 3.04. We provide, on a continued basis, a high-level service in the area of occupational health. We spent HUF 114 million in 1998, and about 3500 employees participated in medical screening examinations in addition to the mandatory basic health service.

In 1998, there were 27 cases of fire in our high risk operations that frequently use flammable and explosive materials and processes. While the number of cases was higher than the 24 cases registered in the previous year, the value of fire damage dropped to HUF 41 million from HUF 66 million. In order to enhance further the Company's fire prevention procedures, a number of development projects were carried out.

The most serious incident during the reporting period was the natural gas explosion at Nagylengyel. Natural gas rich in carbon dioxide but also containing small concentrations of hydrogen sulphide, escaped into the air from a field undergoing CO_2 injection. Thanks to the co-ordinated work of those taking part in the suppression of the well and the routine practised in the periodic prevention exercises, the explosion was suppressed within 83 hours. In order to avoid similar occurrences, a detailed action plan has been prepared and we are doing our best to make leak prevention more efficient.

We spent a total of HUF 8 bn in 1998 to reduce the impact of our technologies on the environment. More than one third of the environmental protection investment was used to prevent soil and groundwater contamination and pollution. In addition, the emission reduction program of gas engines and the reconstruction of the flue gas control system for our incinerators were completed. The noise abatement at our gas delivery stations and the environmental protection investments as part of the construction and reconstruction of the MOL 2000 filling stations continued. This resulted in a further reduction of the emission of hydrocarbons into the air. Environmental expenditure went primarily on remedying soil and groundwater pollution. As a result of meeting a number of our obligations in environmental protection, IAS environmental provisions reduced from HUF 21.2 bn to HUF 20.9 bn by the end of 1998. A separate report on HSE activities of the Group has been published also this year, which gives a detailed review of our activities in this area.

Accident frequency rate


7
6
5
4
3
2
1
0
94
95
96
97
9

We conduct systematic fire fighting practices



MOL and the COMMUNITY

We are "one of the most dynamically developing Hungarian companies" according to research conducted among a representative sample of our customers and to measure the change in MOL's image, perception of the MOL brand, and changes in attitudes towards the company. This response describes in a nutshell all the successes achieved in our areas of business, on the stock market and in the corporate development carried out by the Group, including its communication.

Various donations to charity and sponsorships have demonstrated to the community the responsible role that we are playing. In addition to regular donations made over the years (to universities, museums, hospitals, the Maltese Charity Service, Hungarian Olympic Committee, etc.), we have provided emergency, immediate financial assistance to the victims of floods, and contributed HUF 50 million to ease their suffering. Following the December gas explosion, we agreed to pay compensation for damage and, in addition, assisted the population of the impacted area. Through our sponsorship in the field of the arts, we have promoted the organisation of a number of highly important scientific and cultural events.

The sponsorship of world-class Hungarian athletes or world-famous Hungarian jazz musicians is intended to promote indirectly the excellent quality of our products and services. The Hungarian championship won by the MOL Rally Team in 1998, the seven world championship titles won by members of the Hungarian team, supported by MOL, at the Kayak and Canoe World Championship in Szeged and the participation of successful athletes at various marketing communications campaigns staged at different MOL filling stations also contributed to our excellent image.

The maintenance of our retail market share and the improvement of customer satisfaction are our high-priority communications and business targets every year. We make our contribution to reaching this goal through financial assistance, staging promotional campaigns, PR activity and our presence at domestic and international exhibitions. We believe that all of this contributes to the increase in shareholder value and broadens the circle of people who are proud of our Group.


MOL
3

One of our key communication goals is to enhance the recognition of the MOL brand



SUPERVISORY Board



Dr. JÁNOS LUKÁCS (40)

Chairman of the Supervisory Board from February 24, 1999

Mr. Lukács is an accounting expert, he is a university lecturer at the Budapest University of Economics, specialising in accounting. He graduated from the same university and he is also a chartered auditor since 1993. He speaks fluent German as well as basic Russian, Slovak and English.



Dr. PÉTER HARTMANN (35

Member of the Supervisory Board from February 24, 1999, Deputy Chairman from March 24, 1999

Mr. Hartmann has been vice president of Euronet Banktechnikai Szolgáltató Rt., a banking technology service provider since 1998. Prior to that, he was financial controller at MOL Rt.'s LPG busines between 1997 and 1998. Before that he was a head of division of ALLCOM Trading Company. He is a chemical engineer, graduated from the Technical University of Budapest.



JÓZSEF KUDELA (52)

Member of the Supervisory Board from 1994

Mr. Kudela has been a member of MOL's Supervisory Board since 1994 as one of two employee representatives. He is the Chairman of MOL Mining Trade Union. Mr. Kudela has an advanced degree in Human Resource Management.



Dr. SÁNDOR (ALEXANDRE) LÁMFALUSSY (69)

Member of the Supervisory Board from February 24 , 1999

Mr. Lámfalussy is at present a Professor at the Université Catholique de Louvain (Belgium). From 1994 until 1997 he was President of the European Monetary Institute (Frankfurt), the forerunner of the European Central Bank. Between 1976 and 1993 he worked at the Bank for International Settlements, during the last nine years as the Bank's CEO. Earlier, he was the CEO of the Bank of Brussels. He holds an economics degree from Louvain and a D. Phil. fron Oxford (Nuffield College). In 1961-62 he was visiting Lecturer at Yale University.



JÁNOS MAJOR (47)

Member of the Supervisory Board from 1994

Mr. Major has been a member of MOL Rt.'s Supervisory Board since 1994 as one of two employee representatives. Since 1994, he has been Secretary of MOL Chemical Industry Workers Trade Union. Mr. Major is a chemical engineering technician. He is currently studying in the Human Resources Management Faculty of the Janus Pannonius University.



ANDRÁS SIMOR (45)

Member of the Supervisory Board from February 24, 1999

Mr. Simor is the chairman of the Budapest Stock Exchange Council. He was Chief Executive Officer of CA-IB Investment Bank in Vienna between 1997 and 1998, and the Managing Director of Creditanstalt Securities Ltd. in Budapest between 1989 and 1997. He is an economist, graduated from the Budapest University of Economics in 1976. He speaks English and Germai fluently.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management discussion contains a comparison of the 1997 and 1998 business years and an analysis of certain long-term trends supported by data for the five-year period between 1994 and 1998. The report contains forward-looking statements relating to the Group's operations that are based on management's current expectations, estimates and projections. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Among the factors that could cause actual results to differ materially are crude oil and natural gas prices; refining and marketing margins; potential changes in the regulation of the industry; the actual supply and demand for the company's products; the actual performance of MOL Rt.'s subsidiaries; potential success of the production from existing and future crude oil and natural gas development projects; potential disruption or interruption of the company's production or manufacturing facilities due to accidents or political events; the potential changes in liability due to the amendments of the existing and future environmental regulations; and potential liability resulting from pending or future litigation.

Financial Highlights

- Net income up 77% to HUF 54.2 bn (USD 252.6m) from HUF 30.6 bn (USD 163.7m) in 1997
- Underlying net income up 63%,
- EPS reaches HUF 555 (USD 2.6 per GDR)
- Operating cash flow up 42% to HUF 110.5 bn (USD 515m) against HUF 77.8 bn (USD 417m) in 1997
- Operating profit up 45% to HUF 72.4 bn (USD 337.7m) against HUF 50.0 bn (USD 268m) in 1997
- Upstream and gas operating profit up 68% on 1997 fuelled by improving gas returns
- Downstream operating profit grows by 42% as volumes and margins expand

Overview of the Business Environment

The changes in the Hungarian and regional economic environment have had an effect on the Group's business and financial performance. Competition, major economic changes and other external factors all affect the period-to-period comparability of the Group's financial condition and results of operations. Such factors include rates of consumer inflation (14.3% in 1998, 18.3% in 1997, 23.6% in 1996, 28.2% in 1995 and 18.8% in 1994), devaluation of the Forint against the currency basket (10.3% in 1998, 14% in 1997, 16% in 1996, 29% in 1995 and 17% in 1994), and the devaluation and inter-currency movements caused by changes in exchange rates (the average USD/HUF exchange rate was in 1998 USD 1 = HUF 214.4, in 1997 USD 1 = HUF 186.7, in 1996 USD 1 = HUF 152.6, in 1995 USD 1 = HUF 125.7 and in 1994 USD 1 = HUF 105.1), and the rate of Hungarian GDP growth estimated at 5.1% in 1998, 4.4% in 1997, 1.0% in 1996, 1.5% in 1995 and 2.9% in 1994.

The Group's operations are significantly affected by changes in world market prices for crude oil, crude oil products and natural gas. In addition, natural gas and crude oil purchased by the Company from external sources are priced in or by reference to US dollars. A substantial amount of the Company's sales of refined petroleum products, however, are denominated in Forints (but determined in relation to US dollar prices). Consequently, fluctuations in the value of the Forint against the US dollar have an impact on the Company's operations. Their actual impact depends on the ability of the company to reflect in pricing fully or partially such currency fluctuation, in particular in the regulated natural gas business. In 1998, crude oil prices decreased further and the average Brent dated price was 12.7 USD/bbl (representing a 34% decline over the average of 19.1 USD/bbl in 1997). The average Med quoted price of Ural Blend (dominating MOL Rt.'s crude oil purchases) was 36% lower. Gasoline grade 95 average prices decreased by 26% whilst gas oil and heavy fuel oil prices were 31% and 30% lower, respectively (CIF Med quoted product prices). Indicative Ural Med theoretical cracking refining margins averaged 2.0 USD/bbl against an average 1.8 USD/bbl in 1997.

MOL Rt.'s natural gas business is regulated, whereas the market for petroleum products is fully liberalised. According to the regulation in force between January 1, 1997 and December 31, 2001 natural gas prices are set each 1 July (at the beginning of the regulatory year). Although the revenues and income derived from natural gas business have gradually increased, the Company believes that the current Pricing Formula does not fully cover all its relevant costs and that the value attributed to domestically produced gas does not reflect the market value.

Variations in weather conditions may cause fluctuations in demand for natural gas and certain petroleum products. Also, during the course of a year, the results of the Group's operations are subject to seasonal variation. However, the integrated nature of the Company mitigates the seasonal volatility of the individual businesses. Demand for natural gas and heating fuels is typically the lowest in the third quarter and highest between October and March, while demand for transportation fuels is typically the highest in the second and third quarters and the lowest in the first quarter. All of these effects are included in the operating results of the Divisions. The Group is also subject to royalties payable to the Hungarian State on most of the natural gas and crude oil it produces in Hungary. This royalty rate was 12% in 1998 and 17.6%, 23.2%, 28.8% and 34.4% in 1997, 1996, 1995 and 1994, respectively. The gradual decrease in the royalty rate has improved the profitability of crude oil and natural gas production.

Key Financial Data by Business Segment

ADJUSTED NET SALES REVENUES (in HUF millions)	1994	1995	1996	1997	1998
Exploration and Production	92,342	125,574	177,976	242,066	282,040
Refining and Marketing	164,654	202,263	274,150	366,625	378,448
Corporate and other	10,697	26,207	36,050	27,755	39,423
Eliminations and IAS adjustment	(5,944)	(10,247)	(30,631)	(54,405)	(65,697)
TOTAL	261,749	343,797	457,545	582,041	634,214

OPERATING PROFIT (in HUF millions)	1994	1995	1996	1997	1998
Exploration and Production	(5,668)	11,899	26,366	32,497	54,598
Refining and Marketing	8,665	2,414	10,015	23,852	33,889
Corporate and other	(2,109)	(6,975)	(4,074)	(3,393)	(12,131)
Eliminations and IAS adjustment	(214)	1,506	(65)	(2,949)	(4,000)
TOTAL	674	8,844	32,242	50,007	72,356

The historical net sales revenues reflect the required modification in net sales revenues by the introduction of the new, unified Excise Tax. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. For 1998, the operating profit of the Exploration and Production Division includes a decrease in its share of the environmental provision amounting to HUF 0.1 bn and also includes an increase in the accruals for the restoration costs of oil and gas fields of HUF 0.8 bn. For 1998 the operating profit of the Refining and Marketing Division includes its share in the decrease of the environmental provision amounting to HUF 0.2 bn and a reduction in the accrual for the future maintenance expenditures of the Duna Refinery amounting to HUF 2.0 bn. The operating profit of the Group was also affected by the reclassification of foreign exchange losses accounted for as operating profit according to HAR and as financial expenses according to IAS. The Exploration and Production Division transfers the domestically produced crude oil and condensates to the Refining and Marketing division. The Downstream Division transfers the LPG which is produced in the refinery to the Upstream Division, Upstream re-sells this product to third parties. The internal transfer prices utilised for such activities are based on prevailing market prices. The operating cost charge for the division where it emerged. The operating profit for each division includes the profit arising from such transfer sales.

Sales, Operating Expenses and Operating Profit

IAS consolidated net sales revenues were HUF 634.2 bn in 1998. A new, unified Excise Tax was introduced from the beginning of 1998 comprising two major product tax items previously included in net sales: the road fund contribution and the environmental levy payable on motor fuels. These two product tax items are no longer shown in net sales revenues nor deducted under other costs and expenditures. Excluding these from net sales (amounting to HUF 55.0 bn), adjusted net sales revenues were HUF 582 bn in 1997 and, on this basis, 1998 adjusted net sales reflect a 9% growth. On the same basis adjusted net sales revenues were HUF 457.6 bn in 1996, HUF 343.8 bn in 1995 and HUF 261.8 bn in 1994. The compounded annual sales growth rate (CAGR) was approximately 25% between 1994 and 1998. Growth of below the rate of inflation in 1998 is explained by the combined effect of the low crude oil and oil product market prices and higher natural gas wholesale prices. Between 1994 and 1997 the dynamic growth of net sales revenues was explained by the growing crude oil and natural gas prices and higher sales volumes (chiefly for oil products and natural gas). The contribution of the Group's subsidiaries to sales revenues increased in 1997 and 1998, having eliminated the intra-company transactions, in 1998 the net sales revenues of the relevant subsidiaries were as follows: MOL-CHEM Kft. – HUF 18.3 bn (HUF 14.6 bn in 1997); MOLTRADE-Mineralimpex Rt. – HUF 18.3 bn (HUF 13.8 bn) and the two regional trading subsidiaries (MOL Slovensko Kft. and MOL România P.P. Kft.) together HUF 14.4 bn (HUF 1.4 bn in 1997), while the leading Hungarian fertiliser company, Nitrogénművek Rt.'s net sales revenues contribution declined from HUF 17.2 bn to HUF 16.4 bn reflecting a sharp fall in fertiliser prices.

Other operating revenues were HUF 5.9 bn and HUF 5.8 bn for 1998 and 1997 (1996 – HUF 10.3 bn, 1995 – HUF 3.5 bn and 1994 – HUF 3.2 bn). The largest items of the other revenues were as follows: release of provisions, revenues from the sale of intangible and tangible assets, revenues from compensation of damage, and penalty interest. The higher figure in 1996 was primarily due to a cash receipt of HUF 3.8 bn from TVK Rt., the write back of a provision of HUF 1.5 bn in respect of exploration costs in Tunisia and an increase of HUF 0.6 bn in penalty interests received.

Costs of materials were HUF 419.9 bn and HUF 395.8 bn for 1998 and 1997, compared to 1996 – HUF 324.1 bn, 1995 – HUF 238.0 bn and 1994 – HUF 173.4 bn, representing 66%, 68%, 71%, 69% and 66% of net sales revenues. The costs of materials are mainly determined by raw material costs and the cost of goods purchased for resale. Raw material costs (mainly reflecting the declining prices of crude oil purchases) decreased by 10.2% reflecting also that total aggregated costs of energy, other raw materials purchased, additives and catalysts as well as materials used for operational and maintenance purposes increased, partially reducing the impact of the falling crude oil prices on the raw material costs. Cost of goods purchased for resale went up by 13%. The corresponding data for the parent company showed a 6.2% growth, reflecting the increased volumes but lower purchase prices of natural gas while in the case of the subsidiaries (mainly the trading companies, MOL-CHEM Kft., MOLTRADE-Mineralimpex Rt. and the regional subsidiaries) growth was almost 72%, reflecting the increasing activity of these subsidiaries. In 1994-1997 the increases were primarily a result of increased natural gas and crude oil imports, the higher average purchase prices and the gradual devaluation of the Forint.

Personnel expenses and related charges were HUF 54.7 bn and HUF 44.8 bn for 1998 and 1997, respectively, representing an increase of 22% (1996 – HUF 38.6 bn, 1995 – HUF 31.3 bn and in 1994 – HUF 26.2 bn). During 1997 the sum of HUF 2.7 bn from the provision made in the 1996 financial year was used up for the headcount rationalisation programme, thus reducing by the same amount the personnel expenses of 1997 which resulted in a lower base compared to 1998, although the growth also reflects the increased role of the share incentive schemes and their related costs. For 1997, the Board of Directors approved a salary increase for all MOL Rt. employees of 17% and has approved a further salary increase of 16% for 1998 in addition to a distribution of shares to all employees in July 1997 and January 1998 amounting to, for each employee, half a month's salary. In 1998, the Group employed an average of 20,140 full-time employees including fully consolidated subsidiaries, compared to 20,020 in 1997. MOL Rt.'s average headcount – excluding subsidiaries – was 13,961 in 1998 and 14,344 in 1997.

Depreciation was HUF 40.9 bn and HUF 37.6 bn for 1998 and 1997 (1996 – HUF 27.6 bn, 1995 – HUF 29.8 bn and in 1994 – HUF 29.4 bn). The increase for 1998 was primarily a result of increased expenditures resulting in higher tangible assets, which was partially offset by decreased depreciation in the exploration and production assets reflecting a lower production rate. Between 1994 and 1996 the decrease was chiefly due to the expiration of an accelerated depreciation programme for certain assets of the Duna Refinery.

Other costs were HUF 26.3 bn in 1998 showing a 15.4% growth on 1997 (HUF 22.8) while they were HUF 18.0 bn in 1996, HUF 13.0 bn in 1995 and HUF 8.4 bn in 1994. A number of cost item increases contributed to the overall increase, including higher rental costs, consultancy and advisory fees, environmental protection costs, cleaning and site security costs and other external services. Several reclassifications became necessary in the other expenditures category: with effect from 1 January 1998, the road fund contribution and environmental levy payable on motor fuels are no longer shown under this category. Other expenditures were HUF 38.0 bn in 1998, while (excluding the road fund contribution and environmental levy on motor fuels) in 1997 they were HUF 42.1 bn (and they were in 1996 – HUF 34.0 bn, in 1995 – HUF 31.1 bn and in 1994 – HUF 28.3 bn). The main items of other expenditures in 1998 were mining royalties (HUF 10.5 bn), KKKSz fees (HUF 11.4 bn) and other taxes and contributions (HUF 11.4 bn).

Own costs capitalised were HUF 11.7 bn and HUF 5.2 bn for 1998 and 1997, respectively (1996 – HUF 6.6 bn, 1995 – HUF 4.7 bn, and in 1994 – HUF 1.4 bn). The growth in 1998 was chiefly due to MOL Rt. providing the raw materials to the contractors through its own procurement system. These transactions were accounted for in the capitalised value of own produced assets. The increases in 1995 and 1996 were primarily due to exploration costs in Tunisia, Qatar and Syria, refining product development and costs associated with the opening of additional MOL 2000 stations.
All domestic exploration costs are charged to expense as incurred, while expenditures of the wells and production asset investments, development and production costs are capitalised. International exploration costs are accounted in accordance with the successful efforts method. When proved reserves are determined and development is sanctioned, the relevant expenditure is transferred to tangible production assets. All exploration expenditure determined to be unsuccessful is charged against income. There were no such changes in 1998 in the case of unsuccessful drillings as all the exploration programmes continued.

Group IAS operating profit was HUF 72.4 bn against HUF 50.0 bn in 1997. In 1996, 1995 and 1994 consolidated operating profit was HUF 32.2 bn, HUF 8.8 bn and HUF 0.7 bn, respectively.

Exploration and Production Division

In 1998, IAS net sales revenues for the Exploration and Production Division were HUF 282.0 bn compared to HUF 242.1 bn in 1997. Divisional operating profit grew to HUF 54.6 bn in 1998, from HUF 32.5 bn, representing a 68% increase. Natural gas sales (including transmission revenues) increased by HUF 34.1 bn to HUF 229.5 bn, mainly as a result of higher average sales prices. Natural gas transit revenues fell to HUF 8.1 bn from HUF 8.7 bn in 1997 as volumes were 2.1 bcm in 1998, slightly lower than in 1997. Transit revenues did not grow as expected, reflecting restrained transit volumes due to payment difficulties in the Serbian market. In 1998 the Company transited natural gas to Yugoslavia, the amount of trading receivables net of provisions from such transactions was HUF 4.8 bn at the end of 1998. Outstanding receivables shrank to HUF 2.7 bn by March 24, 1999. Under the current circumstances it is difficult to predict the effect of NATO military action on the solvency of Yugoslavian companies. LPG revenues were HUF 13.1 bn, decreasing from HUF 14.2 bn as a result of lower sales prices. LPG sales increased marginally from 304 kt to 306 kt. Revenues from other gas products fell from HUF 3.7 bn to HUF 2.5 bn as volumes declined from 90 kt to 68 kt. Revenues from condensates sales (at transfer prices) decreased from HUF 10.3 bn to HUF 7.3 bn while volumes fell from 369 kt to 340 kt. Revenues from crude oil (at transfer prices) were HUF 23.4 bn, decreasing by HUF 9.0 bn due to the decline in oil production and market prices. Crude oil production was 1.3 million tonnes in 1998, of which 1.2 Mt was transferred to Refining, 8% less than last year.

The Company estimates that its Hungarian net proved developed and undeveloped reserves at December 31, 1998 were approximately 35.2 million toe (257 million boe) consisting of 35.4 bcm (208 million boe) of natural gas (including condensate and gas liquids) and 6.7 million tonnes (49 million boe) of crude oil. The Tunisian find in the Sabria field amounted to a net reserve of 2.6 million tonnes of oil equivalent consisting of 1.7 million tonnes of crude oil and 1.0 bcm of natural gas. MOL Rt.'s total domestic and foreign proved, developed and undeveloped reserves were 37.8 million toe (276 million boe) at 31 December 1998. As of 31 December 1998 78% of the total reserves were natural gas (including condensates and liquid gas). This is significantly higher than the respective average figures of other international integrated oil and gas companies. In 1998 around 72% of the total production was natural gas (calculated on crude oil equivalent basis). In 1998, MOL Rt. had an average daily net production of approximately 11.2 thousand toe (89 thousand boe).

At the year-end of 1998 the Group held 37 exploration blocks with a total area of 22,671 km^2. During this period the Company did not return blocks and therefore the increase is explained by acquiring new blocks. During 1998 further international exploration blocks were added to the portfolio, as a result of this, the Company had 13 blocks in which it acted as operator or consortium member. In 1998 the amount of total extensions and discoveries was 2.5 million toe (18 million boe) out of which 1.7 million toe (12.5 million boe) was from Hungarian discoveries and the remaining 0.8 million toe (5.6 million boe) was from Tunisia.

Besides the finds in the Sávoly South-East and the Sávoly-South fields (where production was 80 kt in 1998), in 1998 MOL Rt. made a discovery in Sávoly-South-2 resulting in proved reserves of 573 kt. The company made 1.4 bcm proved natural gas discoveries in 1998, the largest gas find with 0.6 bcm proved reserve was in Kismarja-West. In line with our objective, we were able to stabilise in real terms our production costs (for crude oil only this was 6.0 USD/bbl and it was 3.9 USD/bbl for the combined production figure, including natural gas).

1998 natural gas sales volumes were 11.9 bcm, compared to 11.8 bcm in 1997. These figures reflected the milder winter at the beginning of the year, and also our policy of supplying a higher proportion of natural gas to alternative power generating plants instead of fuel oil. As a result of significantly higher demand for natural gas than the domestic production level, the remaining volumes were provided from import sources of 8.7 bcm in 1998 showing a 7% increase on 8.1 bcm in 1997. Import sources of 8.4 bcm provided 70% of natural gas sales (in 1997 import sources represented 7.8 bcm or 65% of total natural gas sales) and 3.5 bcm was sold from domestic production. Total net dry gas production was 3.9 bcm, showing an 11% decline compared to the 4.4 bcm production level seen in 1997, chiefly due to low production levels recorded in the first quarter of 1998. 30% of the total natural gas sales was provided from domestic production, while 82% of the total import volumes originated from Russian, 11% from European and 7% from Ukrainian sources.

The Company mainly imports natural gas from Russia pursuant to an agreement signed in 1996. Until 2015 the parties agreed to supply and take a total of 194 bcm of natural gas with an option allowing MOL Rt. to purchase an additional yearly 2.0 bcm of natural gas commencing in the year 2000. Natural gas is supplied pursuant to a pricing formula based on prevailing European market prices of competing fuels (fuel oil and gas oil). The agreement contains new, take-or-pay obligations from 1998. The Company also signed take-or-pay agreements with O&G and with Eurobridge companies until 2010 for the annual delivery of 500-900 mcm of gas from Ukrainian sources, giving MOL flexibility in terms of its gas purchases depending on the actual annual demand. The Ukrainian gas supply agreements also provide contractual storage possibilities. In 1998, we signed a contract for the annual storage of 400 mcm of natural gas and the withdrawal of natural gas to meet the winter demand between 1998-1999 with Prikarpattransgas. Besides the Russian and Ukrainian supply agreements, MOL Rt. entered into a ten-year contract with Ruhrgas for the annual delivery of approximately 500 mcm of natural gas in 1995. In 1997, the Company entered into an additional fifteen-year contract with the German supplier for the delivery of an additional 100 mcm of natural gas in 1998, to be increased gradually to reach 1 bcm annually by 2006. The Company also entered into an agreement with Gaz de France until 2010 for the annual delivery of 400 mcm of natural gas, commencing in 1997. In 1998, the take-or-pay agreements signed between MOL Rt. and its two Western European partners remained unchanged.

During the year, natural gas import prices declined gradually (reflecting the world market prices of competing fuels) and, as a result, the previous shortfall between average wholesale and import prices turned into a positive margin of 1 HUF/m^3 as an average for the year (the negative difference was as high as 3.8 HUF/m^3 in 1997). This change resulted in a stronger than expected improvement in the returns of the natural gas business. The average sales price increased by 16.5% and reached (including transmission fee) 19.3 HUF/m^3 (against 16.6 HUF/m^3 in 1997). Average wholesale prices of natural gas increased by 17% in January 1997, by 3.6% as of April 1, 1997, by 13.5% as of July 1, 1997 and by 3.2% as of October 1, 1997. On January 1, 1998 wholesale prices went up by 6% while as of July 1, 1998 decreased by 2.4%. The average import price at border parity decreased by 10% from 20.4 HUF/m^3 to 18.3 HUF/m^3. It should be noted that MOL Rt. also incurs approximately 3 HUF/m^3 of additional costs above the border price (transmission, inventory holding, storage, and allocated overhead costs).

The Company has historically paid statistical and customs fees of 5% on its imports of crude oil and natural gas from non-WTO countries. From January 1, 1998, MOL Rt.'s crude oil and natural gas imports were subject to a reduced 3% statistical and customs fee, and from April 1, the Company was granted a full waiver for such duties. In 1998, the natural gas business, as defined by the Regulator in the current price formulae (encompassing natural gas exploration, production, storage, transmission and wholesale activities), had an estimated pre-tax profit of HUF 14.9 bn (after HUF 2.4 bn of allocated interest costs, HUF 8.1 bn of inventory holding costs and HUF 6.0 bn of allocated overhead costs). In contrast, during 1997, the gas business suffered a final pre-tax loss of HUF 8.7 bn (including HUF 2.9 bn of allocated interest costs, HUF 6.2 bn of inventory holding costs and HUF 3.8 bn of allocated overhead costs).

Refining and Marketing Division

IAS consolidated net sales of the Refining and Marketing Division were HUF 378.4 bn in 1998, compared to HUF 366.6 bn in 1997, representing a 3.2% increase. Operating profit was HUF 33.9 bn in 1998, compared to HUF 23.9 bn in 1997 showing a 42% growth. This remarkable growth was chiefly due to higher demand recorded for higher value products (mainly for gasolines and diesel), while average domestic sales prices – following the market trend – declined. Widening refining and marketing margins, more favourable conditions achieved on Russian crude oil imports and the efficiency improvement programmes launched in 1996, which provided considerable contributions in 1997 and 1998, all increased the Division's profitability.

Export sales revenues reached HUF 96.0 bn in 1998 compared to HUF 88.3 bn in 1997, showing an 8.7% revenue increase, reflecting the growing activity of our regional trading companies while volumes were unchanged. The Company increased further the proportion of higher value domestic product sales. We aimed to maximise export margins and not necessarily only increase the volume sold.
In 1998, sales revenue contributions of the main product groups were as follows (excluding excise duty): motor gasolines – HUF 77.0 bn, gas and heating oils – HUF 94.0 bn, fuel oils – HUF 24.5 bn, lubricants – excluding product fees – HUF 17.9 bn, bitumens – HUF 8.9 bn, kerosenes HUF 7.5 bn, speciality products – HUF 15.4 bn, naphtha and other special gasolines – HUF 25.3 bn. In 1997 – on the same basis, i.e. excluding the former excise tax, road fund contribution and environmental levy from net sales revenues – sales contributions were as follows: motor gasolines – HUF 78.8 bn, gas and heating oils - HUF 99.0 bn, fuel oils – HUF 26.2 bn, lubricants - excluding product fees – HUF 17.0 bn, bitumens - HUF 7.7 bn, kerosenes HUF 10.2 bn, speciality products – HUF 23.4 bn, naphtha and other special gasolines – HUF 30.1 bn.

Domestic demand for refined products increased markedly. The Company's domestic crude oil product sales were up 3% to 5.5 Mt while export sales were unchanged at 1.8 Mt. Domestic sales for high value product groups (mainly motor gasolines and gasoils) recorded above average increases. In 1998, total motor gasolines sales increased by 3% (domestic sales growing by 5% and exports falling by 4%). Total gas and heating oil sales went up by 5% as domestic sales grew by 6% and gas oil exports expanded by 4%. Fuel oil sales decreased by 1%, while bitumen sales grew by 6% due to better export opportunities and higher domestic demand facilitated by the mild winter at the beginning of the year. Lubricants sales fell by 5% chiefly due to a 25% decline in domestic sales while export sales went up by 11%. Lower lubricants sales are explained by declining domestic demand and increasing competition, which were only partially offset by the fact that our share in high value lubricants increased. Having analysed the trends of the last few years, the divisional management initiated measures that should result in changes in the business in 1999. Domestic wholesale market share was 85% for motor gasolines (89% in 1997) and 86% for gas and heating oils (90%). Market share in fuel oils went up to 70% (from 68%), while in bitumens we kept our 98% market share. In lubricants, a 55% market share was recorded (63% in 1997). The average wholesale market share was 83% against 81% recorded in 1997. Average combined refinery distillation capacity utilisation of the Duna and Tisza Refineries in 1998 was 69% (the capacity utilisation of the Duna Refinery was 83%). In both categories small improvements were seen compared to 1997 (the weighted average combined capacity utilisation rate was 66% and the capacity utilisation of Duna Refinery stood at 81% in 1997).

Affected by higher demand for motor fuels and mild weather in the first quarter, as well as improving real wages, domestic retail product sales increased strongly by 8%. According to the Hungarian Petroleum Products Association (MÁSZ), which does not include independent retailers' sales, the Company's retail market share was 40% for motor gasolines and 42% for gas and heating oils in 1998 while the Company's retail market share in lubricants decreased slightly to 58%.

In the medium term, total refined petroleum product demand in Hungary is expected by management to grow in line with the growth of the Hungarian economy. We anticipate that demand for gasolines and diesel in Hungary will increase more rapidly in the short-term than demand for other petroleum products, as the Hungarian economy continues to improve, Hungary's car ownership increases towards the Western European averages and the average mileage driven per vehicle per year increases.

During 1998, the Company refined 6.8 Mt of crude oil (2% more than in 1997), of which 5.6 Mt was imported. Average crude oil import prices declined by 38% in dollar terms and by 30% in Forint terms. MOL Rt. has three supply routes for crude oil: from its own production, imports from Russia and, since the reopening of the Adria pipeline in the fall of 1995, imports from the Mediterranean region. In 1998, the Refining and Marketing Division purchased approximately 1.2 Mt of crude oil in 1998 (1.3 Mt in 1997) from the Exploration and Production Division.

The falling transfer prices of crude oil were due to the declining prevailing world market prices and the increased weight of the heavier crude oils (mainly from the new Sávoly fields) in the domestic crude slate. The Refining and Marketing Division imported approximately 6.1 Mt and 5.5 Mt of crude oil to meet its refinery requirements in 1998 and 1997, respectively. The Company has not imported crude oil through the Adria pipeline as it was able to achieve more favourable conditions from its Russian suppliers.

The Company has historically paid statistical and custom fees of 5% on its imports of crude oil from non-WTO countries, mainly from Russia. As a result of the decision of the Ministry of Finance, as of January 1, 1998, MOL Rt.'s crude imports were subject to a reduced, 3% statistical and customs fee and from April 1, 1998, its hydrocarbon imports were completely exempted from such duties. The removal of such duties allowed the Company to improve its refining margins and its competitive position against regional refiners.

Net Financial Expenses

Net financial expenses were HUF 8.4 bn and HUF 11.1 bn in 1998 and 1997 respectively, representing a year-on-year improvement of 24%. Financial income has historically been dominated by interest receivable, however, in 1998 it also contained a total capital gains of HUF 7.0 bn achieved on the disposal of certain minority interests and reached HUF 16.0 bn. Financial expenses – consisting of interest payable (HUF 12.2 bn) and exchange losses on foreign currency loans (HUF 9.9 bn) – reached HUF 24.4 bn. A sum of HUF 1.4 bn of provision made on exchange losses on MOL's Romanian subsidiary for intra-group trading accounts and credit outstanding towards the parent company increased significantly the exchange losses of the Group's remaining companies amounting to HUF 8.5 bn.

Profit/(Loss) Before Taxation

As a result of the above factors, the Group had a profit before taxation of HUF 63.9 bn and HUF 38.9 bn in 1998 and 1997, respectively, representing a 64.3% increase. In 1996 the profit before taxation was HUF 26.9 bn, in 1995 it was HUF 0.9 bn and in 1994 there was a loss of HUF 4.6 bn.

Taxation

Under IAS, the tax payable reached 9.5 bn in 1998 (HUF 7.0 bn in 1997) showing a 36% increase, reflecting not only the corporate tax obligation due to MOL Rt.'s 50% corporate tax holiday, but also the negative balance of deferred taxation.
By implementing the necessary level of manufacturing-related capital investment until 1997, as described in the tax laws, MOL Rt. should be eligible for a 50% tax holiday for the five-year period commencing 1998, provided that net sales revenues in each year exceed those of the previous year by at least 5% of the invested amount. The tax holiday therefore may reduce MOL Rt.'s income tax rate from 18% to 9% (based on currently valid tax rates). As a consequence, it is mandatory under IAS to adjust the Company's deferred tax asset. For this, temporary timing differences have been split into two categories: those which will be reversed before the end of the period ending 31 December 2002 (here a 9% rate is used to calculate the carrying value) and those, which will be reversed after this period (which will continue to be taken into account at an 18% rate). This method reduces the total carrying value of those timing differences brought forward by a total of HUF 3.5 bn. On the other hand, other changes in deferred tax led to a positive impact of HUF 1.6 bn, therefore the net deferred tax balance for 1998 decreased IAS profits by HUF 1.9 bn. The Group's effective IAS tax rate was 15% in 1998 against 18% in 1997.

Net Income

As a result of the above factors, the Group had a profit after taxation of HUF 54.4 bn and HUF 31.9 bn in 1998 and 1997, respectively, representing a 70.5% increase. In 1996 the profit after taxation was HUF 22.5 bn, in 1995 it was HUF 1.0 bn and in 1994 there was a loss of HUF 3.9 bn.

The Group's share of profits from associated companies was HUF 0.4 bn in 1998 (a negative of HUF 0.2 bn in 1997), a growth reflecting the increased profit contribution of HUF 0.2 bn from the regional gas distribution companies (ÉGÁZ Rt. and DÉGÁZ Rt.). Minority interests were HUF 0.6 bn in 1998 against HUF 1.2 bn in 1997. The decline reflected the absence of a dividend payment by Nitrogénművek Rt. in the 1998 financial year. As a result of these items, the Group's net profit attributable to shareholders increased by 77%.

Special Items

Special items' effect on profit before taxation (in HUF millions)	1994	1995	1996	1997	1998
Capital gains achieved on the disposal of investments	–	–	–	–	6,977
Write-down of investments	–	–	–	–	(995)
Extraordinary release of environmental provisions	–	–	5,557	–	–
Cash received from TVK Rt.	–	–	3,840	–	–
Provisions for headcount rationalisation	–	–	(2,684)	–	(1,750)
Total	–	–	6,713	–	4,232

We considered the pre-tax impact of special items as only the capital gains achieved on the disposal of investments in 1998 had a real tax effect which was paid by MOL Rt. at 9% income tax.

- In 1998, the Group made a write-down of its investments by a total value of HUF 1.0 bn, of which HUF 0.7 bn was due to the write-down of the participation of MOL Rt. in ELMKA Rt.
- MOL Rt. sold its minority interest in Pannon GSM Rt., a Hungarian cellular phone operator and in PB-Gázszerviz Kft., an LPG retailer in 1998. Capital gains achieved on these two transactions were HUF 7.0 bn.
- According to a revised assessment in 1996 related to past environmental damage we were able to release an environmental provision of HUF 5.6 bn. In the years preceding and following 1996, the provision was indexed by the relevant inflation figure and actual expenses have been charged against it.
- MOL Rt. received HUF 3.8 bn in cash from TVK Rt. in 1996. Under IAS this transaction increased the operating profit.
- Reflecting ongoing difficulties affecting the industry, management believes that a total of HUF 1.8 bn in additional provisions will be appropriate to cover the expected costs of headcount rationalisation in 1999. Such rationalisation will occur in both business and functional areas and also reflects the increased number of production suspensions and certain field abandonments due to lower world market prices of crude oil. The Group also made a redundancy provision of HUF 2.7 bn for its headcount rationalisation programme in 1996, the total amount was used up for such a purpose in 1997.

Cash Flow

(IN HUF MILLIONS)	1994	1995	1996	1997	1998
Net cash provided by operating activities	46,712	25,486	66,249	77,790	110,513
– of which movements in working capital		(26,708)	(1,031)	(22,569)	(16,549)
Cash used – returns on investment and servicing of finance	(4,505)	(1,125)	(3,319)	(4,327)	(5,105)
Taxation – corporate tax paid	(1,003)	(520)	(4,037)	(8,995)	(8,502)
Net cash used in investing activities	(37,431)	(53,254)	(55,228)	(85,308)	(120,724)
Net cash provided by/(used in) financing activities	(2,313)	28,958	(2,051)	28,517	23,798
– of which dividend paid	–	(16)	(885)	(3,994)	(7,964)
Net increase/(decrease) in cash equivalents	1,629	(471)	729	3,683	(20)
Exchange difference arising on consolidation of foreign subsidiaries	–	–	–	–	(1,441)

The Group's cash requirements for capital expenditures and working capital for 1998 and 1997, were financed primarily by funds generated from operations, supplemented by borrowing. Management continually monitors the balance between cash flow and capital expenditures. Despite generating higher operating profits in 1998, the Group increased its total debt, primarily as a result of increased capital expenditures for the period contributing to the optimisation of the Company's cost of capital. For 1998, the Group's overall level of indebtedness remained within targets set by management and is consistent with that of comparable European oil and gas companies.

Net cash provided by operating activities was HUF 110.5 bn and HUF 77.8 bn for 1998 and 1997, respectively, representing a 42% growth, regarding a change in working capital needs decreased the Group's funds by HUF 16.5 bn. The change in working capital was positively affected by a HUF 2.8 bn decrease in other receivables while a HUF 3.3 bn decline in creditors, a HUF 8.5 bn increase in debtors, a HUF 5.7 bn increase in inventories and a HUF 1.9 bn decline in other liabilities all decreased funds.

Net cash used in investing activities was HUF 120.7 bn and HUF 85.3 bn for 1998 and 1997, respectively, primarily consisting of capital expenditures and exploration costs of HUF 106.8 bn and HUF 76.6 bn, as described in more detail under „Capital Expenditures". These expenditures were reduced by proceeds from the disposal of fixed assets and investments of HUF 11.4 bn during 1998.

Net cash provided by/(used in) financing activities was HUF 23.8 bn and HUF 28.5 bn for 1998 and 1997, respectively. In 1998, long-term borrowings, including a HUF 12.1 bn prepayment and refinancing of a World Bank Loan, was HUF 74.3 bn, which significantly exceeded the Group's repayment of long-term debt of HUF 37.1 bn. In respect of the 1997 financial year, the Company paid dividends of HUF 8.0 bn in 1998. Cash totalled HUF 10.8 bn and HUF 12.3 bn for 1998 and 1997, respectively.

Financing Sources

The Group's policy is to use short-term loans to meet seasonal changes in working capital requirements and long-term loans to finance specific capital investment projects and certain long-term inventories. The Group's total debt outstanding at December 31, 1998 was approximately HUF 150.5 bn, consisting of short-term debt (including the current portion of long-term debt) of approximately HUF 16.8 bn and long-term debt of approximately HUF 133.7 bn. Total long-term debt at December 31, 1998 consisted mainly of US dollars (73%), a significant part was held in Forints (24%). Of the long-term debt HUF 116.5 bn is repayable within five years. The composition of the foreign currency debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities.

Short-term debt decreased from HUF 23.1 bn at December 31, 1997 to HUF 16.8 bn at December 31, 1998, mainly due to the lower current portion of the long-term debt over the period and increased cash-flow from operations. As at December 31, 1998,

MOL Rt. had HUF 14.7 bn of unutilised short-term credit lines. The Group utilises its lines of credit to varying degrees based on seasonal financing requirements.

As at December 31, 1998, MOL Rt. had available undrawn long-term facilities of approximately HUF 11.7 bn, ECU 116.7 million and USD 247.6 million. In the first half of 1998 MOL Rt. signed an ECU 125 million – with a 15-year maturity – multicurrency credit agreement with the European Investment Bank (EIB), which is to be used to finance the residue upgrading project in the Duna Refinery. This investment will also be financed by a HUF 10 bn syndicated loan with a 7-year maturity, as well as an ECU 32.5 million with 7-year maturity provided by San Paolo-IMI and the Budapest Bank's 8-year maturity, HUF 0.4 bn loan facility. MOL Rt. has signed a new USD 150 million muticurrency (USD and EURO) revolving syndicate loan agreement for general corporate financing purposes. The originally planned amount of USD 100 million was substantially oversubscribed by participating banks. As with the USD 500 million multicurrency seven-year credit agreement signed in 1997, under this facility, MOL Rt. is also able to repay all or any part of borrowed amounts and to re-borrow such amounts from time to time.

In 1998 MOL Rt.'s average cost of borrowing for its long-term debt including exchange losses on foreign currency debt was approximately 17.4% (24.3% in 1997).

Several of MOL's loan agreements impose certain limitations on it. The most restrictive of these limitations requires the Company to maintain specified financial ratios, including indebtedness and liquidity ratios. MOL Rt. is currently in full compliance with all such covenants.

The Company expects to finance its capital expenditures primarily with internally generated funds; however, it may require substantial additional borrowing. Although no assurances can be given, based on the past willingness of banks to provide debt financing to the Group and its demonstrated ability to generate substantial cash flows, management believes that sufficient additional debt financing will be made available to it to the extent necessary to fund currently contemplated expenditures.

Risk Management

MOL Rt. has obtained permission from the National Bank of Hungary to hedge against fluctuations of the following: the foreign currency debt; the price of crude oil, refined crude oil products and natural gas and foreign exchange rates in the domestic and international derivatives markets. Having obtained this permission, the Company entered into the following transactions during 1998:

- At the beginning of the year MOL Rt. hedged 5% of its annual crude oil imports.
- In order to decrease the risk of fluctuation of interest rates, MOL Rt. made a USD 80 million swap, where it moved part of its floating interest debt into fixed interest.
- MOL Rt. hedged its exposure against the movements in the foreign exchanges in the USD/HUF and USD/DEM markets. Part of the foreign exchange transactions represented the extension of the commodity-related hedge while the remaining part is related to the reduction of the short-term fluctuation of cash-flows.
- In order to reduce the risk of the movements of the imported natural gas price MOL Rt. hedged in the crude oil product markets 20% and 4% of the imported natural gas volumes from Panrusgas in respect of the first half of 1999 and the third quarter of 1999, respectively.

The above-described transactions – reflecting the historically low world market prices of crude oil and the weakening Forint – resulted in an estimated net loss of HUF 1.0 bn. The hedge position related to the natural gas business will most likely result in a net cash outflow for 1999 reflecting the continuously low price levels of imported gas.

Such hedging costs, at the same time, have been more than offset by gains in the physical business. The sharp decline in crude oil prices increased the profitability of the natural gas business. The strong US dollar also increased the dollar-related sales revenues, which had a positive effect on the Company's overall profitability. The Company has not engaged and does not intend to engage in speculative transactions.

Capital Expenditure Programmes

Capital Expenditures (in HUF millions)	1994	1995	1996	1997	1998
Exploration and Production	14,167	20,463	23,161	35,778	46,524
Refining and Marketing	15,255	18,007	20,035	29,265	40,074
Corporate and other	919	1,252	4,871	5,014	5,792
Eliminations and IAS adjustment	(99)	–	(860)	(2,314)	(4,174)
Total	30,242	39,722	47,207	67,743	88,216

Over the last few years, the Exploration and Production Division's capital expenditure programme focused on oil and gas exploration and development, the extension and improvement of pipeline assets and the expansion of natural gas storage facilities. The Refining and Marketing Division's capital expenditure programme has focused on the domestic modernisation and the regional and domestic expansion of its retail service station network and the maintenance and upgrading of its refineries' processing and information systems. The remaining projects have focused on environmental protection measures and various information technology projects. The Group intends to continue to commit capital to these activities, at the same time, strengthening its information technology and data transmission systems, and expanding its natural gas business.

Because Hungary is a relatively mature hydrocarbon recovery area, the Company has been seeking select opportunities to expand its exploration and production activities internationally since 1992. Our focus internationally is on the following geographic regions: North Africa, the Middle East, Southeastern Europe, the Commonwealth of Independent States („CIS"), and the Far East. In 1998 the Company spent HUF 9.0 bn on international exploration and development projects, in 1997 HUF 3.3 bn and in 1996 HUF 4.7 bn. The level of development costs depends on the success rate of international exploration projects and the actual world market prices of crude oils. For domestic exploration the Group spent HUF 8.0 bn in 1998, HUF 6.6 bn in 1997 and HUF 7.0 in 1996.

The Company is constructing an underground natural gas storage facility with a total capacity of 1.3 bcm at Zsana. The first unit of this facility, with a 0.6 bcm storage capacity was completed in 1996 for a total expenditure of HUF 9.1 bn. The construction of a further 0.7 bcm capacity natural gas storage facility began in December 1997. Completion of the second phase is expected by 2000. In 1998 the Company spent HUF 8.8 bn, in 1997 HUF 3.8 bn and in 1996 HUF 2.4 bn to maintain and increase its underground natural gas storage facilities.

We continued to strengthen our position in the natural gas retail business. In December 31, 1998 MOL Rt. had majority stakes (ranging from 75% to 100%) in six gas infrastructure and distribution companies, and had interests between 50% and 75% in four gas infrastructure and distribution companies. In 1998 the Company spent HUF 4.1 bn to enhance its position in the retail gas business (through investment in local gas distribution companies).

The Company plans to increase its natural gas transit business in neighbouring countries in the medium term and spent approximately HUF 2.2 bn in 1998 for such projects. Further transit investments may be made as new opportunities arise. The Company spent HUF 0.6 bn on crude oil transit investments, and HUF 0.2 bn to grow its LPG business in 1998. As part of its strategy to expand its natural gas business, MOL Rt. has a 35% and a 30% interest in two joint ventures formed to construct and operate two natural gas-fired power stations with capacities of 192 MW and 86 MW, respectively. The Company has conducted feasibility studies for such joint ventures and is preparing plans and obtaining construction licenses for such projects. The joint venture partners will also consider external financing for such projects. MOL Rt. invested

HUF 0.11 bn in power generation projects in 1998. MOL Rt. is interested in participating in further power generation projects in the future. The Company has initiated a program to maintain and partly reconstruct its natural gas, crude oil and petroleum product pipeline network. For such purposes, in 1998, 1997 and 1996, we spent approximately HUF 1.7 bn, HUF 0.7 bn and HUF 0.3 bn, respectively.

The Refining and Marketing Division, since the end of 1992 has been involved in modernising its retail network also ensuring full compliance with EU environmental regulations through its MOL 2000 programme. The Company is expanding its retail filling station programme into neighbouring countries as well. By the end of 1998 we had 50 filling stations outside Hungary. In 1998 the Company spent approximately HUF 16.6 bn (out of which HUF 9.4 bn on regional expansion and the remaining HUF 7.2 bn on the domestic filling station modernisation programme). In 1997 we spent HUF 14.1 bn and in 1996 HUF 6.4 bn respectively, on domestic and regional filling station programmes.

The Board of Directors has approved the residue upgrading project, which includes a delayed coker, a hydrogen plant and additional investments in the Duna Refinery. The Company intends to continue to upgrade the Duna Refinery's control and management systems. Management believes that the installation of systems to record production information and to control and co-ordinate all aspects of the refinery's operation will allow it to optimise operations within and between the various production units of the refinery. By the end of 1998, we had spent approximately HUF 14.1 bn (out of which HUF 4.4 bn on management and control systems and HUF 3.8 bn on the delayed coker and hydrogen plant). In 1997 HUF 9.5 bn and in 1996 HUF 2.4 bn was spent on refining investments.

The Company spent HUF 11.6 bn on ongoing maintenance investment and HUF 0.5 bn on smaller downstream projects and an additional HUF 0.3 bn on smaller upstream projects in 1998.

During 1998, the Company invested HUF 3.1 bn in environmental measures, and incurred a further HUF 0.9 bn in related costs. HUF 3.2 bn and HUF 2.7 bn in 1997 and 1996 were spent respectively for such purposes. The Company concentrated heavily on the development of information technology, corporate services and functional areas where it had a HUF 5.2 bn cost arising from such projects, while it had expenditures of HUF 6.8 bn in 1997 and HUF 1.5 bn in 1996.

The actual amount of future capital expenditures and investments will depend on various factors, including the outcome of future tenders and the success of its international exploration and production activities.

Establishment of MOL Invest Rt. and the Sale of Non-core Businesses

In December 1997, MOL Rt. decided to reorganise its subsidiaries. As part of this plan, non-core businesses, including some of the oil and gas service companies and strategic investments, were transferred to the newly established MOL Invest Rt. Subsidiaries with operations directly related to the Group's core businesses or that are strategically important for the Company's plans to expand into related areas in the future, such as natural gas-fired power generation and chemicals, remained directly owned by MOL Rt. and their management is integrated into MOL Rt.'s strategic, financial and operative systems. MOL Invest Rt. was established on April 1, 1998 (with 100% MOL ownership) with an issued share capital of HUF 10.1 bn. MOL Invest Rt. has started to divest itself of the companies from its portfolio, realising sales of one majority-owned enterprise and nine minority-owned enterprises in 1998, and it intends to continue this activity in 1999 as well.

Environmental Matters

In 1995, in connection with the first privatisation transaction of MOL Rt., an independent international environmental consultant prepared an assessment which recognised and identified the steps to be taken by MOL Rt. and the investment required to prevent environmental hazards and eliminate environmental damage. The Company constantly monitors and controls its environmental emissions and also formed an independent unit at the corporate level in September 1997 that is responsible for Health, Safety, Environmental management, and co-ordination of these issues among the business units and for representing the Group in HSE issues.

In order to reduce the technological environmental burden, the Company spent a total of HUF 8.3 bn in 1998, and HUF 8.5 bn in 1997. In 1998, more than one third of the environmental protection investment (HUF 3.6 bn) was used to prevent the contamination of soil and groundwater. In addition, a program aimed at reducing emissions from gas fuelled engines and a reconstruction of incinerator flue gas treatment systems was launched. The noise reduction program in gas transmission stations and the environmental protection investment projects related to the construction and reconstruction of the MOL 2000 filling stations continued and led to a further drop in hydrocarbon emissions. The environmental protection costs of HUF 4.7 bn for operations were primarily used to clean the soil and groundwater contaminated with hydrocarbons, to dispose of hazardous waste and to introduce other measures aimed at reducing pollution. As an important step in the ongoing product quality investment in 1998, we started preparations for using lead substitute components. As a result of this, from April, 1999 sales of leaded gasolines ceased.

In accordance with IAS, the Company established a provision of HUF 20.9 bn to meet expected environmental costs. The figure for environmental protection provisions changes from year to year, reflecting the balance of liabilities met, new obligations created as a result of the increasingly strict legal provisions and the effect of inflation. Management believes that the provisions made will be sufficient to cover the Group's known regulatory requirements, as far as their cost implications can be assessed today. Future regulation, changes in the current requirements, or differences between the known and the actual environmental conditions could necessitate a reassessment of these costs. Any reassessment may affect the profitability of the Group in the given year as well as its financial position.

Such expenditures aim, primarily, at reducing the level of contamination in soil and groundwater, instituting measures to reduce air pollution, treating the developed or accumulated hazardous waste at a number of technological sites, removing the drilling mud which is environmentally hazardous at older wells, as well as reducing the noise level at natural gas delivery stations. Hungarian environmental protection legislation reflects Hungary's aim to harmonise — as part of its economic integration into Europe – its environmental protection regulations with those in effect in the European Union and those recommended by the OECD.

Litigation

In 1996, the owner of a 41% shareholding in Nitrogénművek Rt., the major Hungarian fertiliser company, initiated a lawsuit against MOL Rt. In its view, the Company had violated the pre-emption rights of the shareholders when it bought an additional 9% of the shares of Nitrogénművek Rt. from ÁPV Rt. (Hungarian State Privatisation and Holding Co.). The Pest Central District Court has ordered the suspension of the action until a decision is brought against the petitioner in a pending lawsuit of a third party. In the latter case, MOL Rt. is participating as an intervening party. The Court has initiated an examination of foreign law in the matter and requested an expert legal opinion from the Ministry of Justice. Since this legal opinion has not yet been received, no decision has yet been made. Tiszántúli Gázszolgáltató Rt. (TIGÁZ Rt.), one of the six Hungarian gas distribution companies started two lawsuits against several local municipalities and MOL Rt. in July 1998. Both actions are related to invalidating an assignment contract for a business share. The amount in question in one case is HUF 295 million. In this case, TIGÁZ Rt. brought a motion for the suspension of the suit and this was accepted by the defendants including MOL Rt. The other amount in question is HUF 947 million. In this case, TIGÁZ Rt. has not yet filed a motion with the court for suspension. The Hungarian Customs Authority, in its decision of April 21, 1997, directed MOL Rt. to pay a sum of about HUF 380 million in customs, customs penalties, duties, and excise tax. MOL Rt. filed a petition with the Court to have the decision overruled. Following the filing of the petition, the Hungarian Customs Authority has reduced the above sum by about HUF 92 million. Nevertheless, MOL Rt. maintained its petition by invoking the illegality of the decision. A ruling was made in this lawsuit on November 24, 1998 in the first instance overruling both decisions. This ruling is not yet absolute since the Hungarian Customs Authority has appealed against the ruling of the first instance. The appellate court has not fixed the trial date yet. Currently, there are approximately 200 lawsuits pending against MOL Rt. with an amount of litigation totalling approximately HUF 380 million, of which the largest single claim excluding those described above is for about HUF 19 million.

Year 2000

To manage the transition to the year 2000 is a key issue for the Group. The Company is proceeding with the utmost care to ensure that the millennium date change does not influence adversely the Group's activities and that its operations continue to run smoothly. The company's objective is to meet fully all its contractual obligations, to serve all its customers and other partners at our usual high quality level until the millennium and after it, while ensuring the protection of life and labor safety, the environment and the security of property. In order to manage these issues, the Company has launched a Y2K Project, whose main objectives are as follows:

- Preliminary survey in the following areas: business processes, IT and related areas, process control, legal issues. The analysis and inventory phases have been completed.
- Preparation of plans and prioritising objectives. The detailed planning stage was completed in the first quarter of 1999.
- Execution: correction, replacement, item-by-item verification, and testing. The correction and testing of the critically important business areas are expected to be finalised by the end of the second quarter of 1999, and the correction and testing of the remaining areas will take place in the third and fourth quarters of 1999. The Company will also ensure the continuity of its operations by preparing for the millennium in co-operation with its suppliers, service providers, and trading partners.

In addition to the internal preparation for the millennium, the Group has also prepared, as planned, to protect itself against any operational troubles arising from an accidental outage or reduction of services in its own systems, or the systems of its suppliers, buyers, other partners, and the utility companies.

The company follows the "Ardes 2K"™ methodology as follows:

- Guaranteeing the smooth operation of the business
- Monitoring the external and internal relations of the partnership and financial processes
- Inspection of IT tools (computer technology, process control and other equipment)
- Legal issues: overview and item-by-item revision of contracts
- Communication

To achieve the objectives detailed above, the estimated total amount of third party related costs to be incurred is around HUF 2.2 bn, of which about HUF 0.2 bn was spent by the end of 1998. This is partly due to the various degrees of automation, the different date-sensitive tangible assets and intangible assets and to different settlement methods. The fact that the backbone of MOL Rt.'s accounting information system (SAP) is fully Y2K compliant is important but SAP, including its related systems, will also be tested.

A remaining risk to the continuity of operations lies in the possible malfunctioning of the national utility infrastructures over which the Company does not have any direct control. In addition to its existing trouble-shooting measures, MOL Rt. is preparing for this by putting in place an operation that reduces these risks. A contingency plan is being prepared by the project participants to deal with defects that may emerge in spite of the precautionary measures. Preparations for the contingency plan started at the end of 1998. Our aim is to minimise the risks relating to the millennium, but, taking into consideration the complexity of the problem, a preclusion of all the risk factors cannot be guaranteed.

Summary Financial Information (IAS)

CONSOLIDATED INCOME STATEMENTS IN HUF MILLIONS FOR THE YEARS ENDED 31 DECEMBER	1994	1995	1996	1997	1998	1998 USD million
Net sales and other operating revenues	277,767	373,482	507,850	642,881	640,091	2,985.5
Operating costs	274,193	362,292	481,165	589,948	568,079	2,649.6
Operating profit	674	8,844	32,242	50,007	72,356	337.5
Net profit/(loss) attributable to shareholders	**(3,881)**	**1,170**	**22,691**	**30,565**	**54,168**	**252.6**

CONSOLIDATED BALANCE SHEETS IN HUF MILLIONS AS AT 31 DECEMBER	1994	1995	1996	1997	1998	1998 USD million
Fixed assets	239,966	253,232	274,789	316,518	390,802	1,822.8
Deferred tax	12,283	12,862	12,500	14,534	12,611	58.8
Current assets	89,005	128,380	156,224	203,632	214,402	1,000.0
Total assets	**341,254**	**394,474**	**443,513**	**534,684**	**617,815**	**2,881.6**
Shareholders' equity	222,718	222,672	241,285	264,076	307,046	1,432.1
Long-term liabilities	73,795	87,707	103,610	149,891	201,623	940.4
Current liabilities	44,741	84,095	98,618	120,717	109,146	509.1
Total liabilities and shareholders' equity	**341,254**	**394,474**	**443,513**	**534,684**	**617,815**	**2,881.6**

CONSOLIDATED STATEMENTS OF CASH FLOWS IN HUF MILLIONS FOR THE YEARS ENDED 31 DECEMBER	1994	1995	1996	1997	1998	1998 USD million
Net cash provided by operating activities	**46,712**	**25,486**	**66,249**	**77,790**	**110,513**	**515.5**
Returns on investment and servicing of finance	(4,505)	(1,125)	(3,319)	(4,327)	(5,105)	(23.8)
Taxation – corporate taxes paid	(1,003)	(520)	(4,037)	(8,995)	(8,502)	(39.7)
Net cash used in investing activities	(37,262)	(53,254)	(55,228)	(85,308)	(120,724)	(563.1)
Net cash provided by financing activities	(2,313)	28,942	(2,936)	24,523	23,798	111.0
Net (decrease)/increase in cash	**1,629**	**(471)**	**729**	**3,683**	**(20)**	**(0.1)**

The income, balance sheet and cash flow information which is provided solely for the convenience of the reader has been calculated using the average exchange rate of 214.4 HUF/USD for the year 1998.

Report of the Independent Auditor to the IAS consolidated Financial Statements

Deloitte & Touche



Nádor u. 21.
H-1051 Budapest, Hungary
P.O. Box 503
H-1397 Budapest, Hungary

Telephone: (36-1) 428-6800
Facsimile: (36-1) 428-6801

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. (the "Company") and subsidiaries as at 31 December 1998, and the related consolidated statements of income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and subsidiaries as at 31 December 1998, and of the consolidated results of their operations and cash flows for the year then ended in accordance with International Accounting Standards.

Budapest, 30 March 1998

Deloitte & Touche

Deloitte & Touche

Consolidated Income Statements

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (IN HUF MILLIONS)
for the years ended 31 December

DESCRIPTION	Notes	1994	1995	1996	1997	1998
Sales and other operating revenues						
Gross sales		336,444	466,460	618,710	787,530	880,557
Excise duties (Consumption tax until 31 December 1997)	5	(61,840)	(96,466)	(121,128)	(150,485)	(246,343)
Net sales	2	274,604	369,994	497,582	637,045	634,214
Other operating revenues		3,163	3,488	10,268	5,836	5,877
Total operating revenues		277,767	373,482	507,850	642,881	640,091
Operating costs						
Cost of materials		173,410	238,010	324,090	395,769	419,911
Payroll costs and related charges		26,224	31,284	38,561	44,804	54,665
Depreciation, depletion and amortisation	2,4	29,350	29,760	27,575	37,579	40,885
Other services and charges	4	8,365	12,967	17,955	22,800	26,296
Other expenses	5	38,263	54,973	79,633	94,178	37,976
Own costs capitalised		(1,419)	(4,702)	(6,649)	(5,182)	(11,654)
Total operating costs		274,193	362,292	481,165	589,948	568,079
Operating profit before movement on provision for environmental liabilities		3,574	11,190	26,685	52,933	72,012
Movement on provision for environmental liabilities	17	(2,900)	(2,346)	5,557	(2,926)	344
Operating profit	2	674	8,844	32,242	50,007	72,356
Financial income	6	4,965	3,098	5,401	6,482	15,983
Financial expenses	6	(10,232)	(11,003)	(10,700)	(17,582)	(24,432)
Net financial expense		(5,267)	(7,905)	(5,299)	(11,100)	(8,449)
Profit/(loss) before taxation		(4,593)	939	26,943	38,907	63,907
Taxation	7	680	59	(4,399)	(6,961)	(9,491)
Profit/(loss) after taxation		(3,913)	998	22,544	31,946	54,416
Share of results of associated companies		35	224	1,596	(173)	355
Minority interests		(3)	(52)	(1,449)	(1,208)	(603)
Net profit/(loss) attributable to shareholders		(3,881)	1,170	22,691	30,565	54,168
Dividend declared		–	(885)	(3,604)	(7,805)	(8,785)
Retained profit/(loss) attributable to shareholders		(3,881)	285	19,087	22,760	45,383
Earnings/(loss) per share	1/xviii	(40)	12	233	314	555

The accompanying notes form an integral part of these consolidated financial statements.

IAS Financial Statements

Consolidated Balance Sheets

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (IN HUF MILLIONS)
As at 31 December

DESCRIPTION	Notes	1994	1995	1996	1997	1998
Fixed assets						
Intangible assets	8	1,622	2,695	4,432	6,441	7,281
Tangible assets	2, 9	229,943	239,901	257,905	292,534	344,717
Investments	10, 11	8,401	10,636	12,452	17,543	38,804
Total fixed assets		239,966	253,232	274,789	316,518	390,802
Deferred tax	7	12,283	12,862	12,500	14,534	12,611
Current assets						
Inventories	12	36,668	54,479	67,313	88,065	93,341
Accounts receivable	13	34,987	50,933	60,083	72,400	81,028
Other receivables	14	9,467	14,681	17,047	27,883	25,781
Short-term investments	15	616	1,491	4,256	3,013	3,442
Cash		7,267	6,796	7,525	12,271	10,810
Total current assets		89,005	128,380	156,224	203,632	214,402
Total assets		341,254	394,474	443,513	534,684	617,815
Shareholders' equity						
Share capital	16	97,560	97,568	97,275	97,489	97,607
Reserves		129,039	124,819	124,923	143,827	164,056
Retained profit/(loss) for the year attributable to shareholders		(3,881)	285	19,087	22,760	45,383
Total shareholders' equity	16	222,718	222,672	241,285	264,076	307,046
Long-term liabilities						
Minority interest		342	331	3,085	5,718	6,289
Provisions for liabilities and charges	17	22,531	24,484	21,595	22,118	23,603
Long-term debt	18	23,204	33,635	45,206	85,625	133,874
Deferred income	19	302	653	3,104	4,803	5,423
Other long-term liabilities	20	27,416	28,604	30,620	31,627	32,434
Total long-term liabilities		73,795	87,707	103,610	149,891	201,623
Current liabilities						
Accounts payable		19,051	20,971	30,034	32,085	28,757
Short-term debt	21	9,528	35,316	25,060	23,054	16,808
Other current liabilities	22	16,162	27,808	43,524	65,578	63,581
Total current liabilities		44,741	84,095	98,618	120,717	109,146
Total liabilities and shareholders' equity		341,254	394,474	443,513	534,684	617,815

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (IN HUF MILLIONS)
for the years ended 31 December

DESCRIPTION	Notes	1994	1995	1996	1997	1998
Net cash provided by operating activities	27a	**46,712**	**25,486**	**66,249**	**77,790**	**110,513**
Returns on investment and servicing of finance						
Interest and other financial income		4,821	2,066	3,942	3,783	8,024
Interest paid and other financial costs		(9,326)	(3,191)	(7,261)	(8,110)	(13,129)
Cash used – returns on investment and servicing of finance		**(4,505)**	**(1,125)**	**(3,319)**	**(4,327)**	**(5,105)**
Taxation – corporate taxes paid		**(1,003)**	**(520)**	**(4,037)**	**(8,995)**	**(8,502)**
Investing activities						
Capital expenditures and exploration costs		(37,431)	(51,746)	(55,555)	(76,635)	(106,808)
Proceeds from disposal of fixed assets		790	499	1,141	1,275	1,428
Net cash inflow/(outflow) on purchase of subsidiary undertaking (cash and cash equivalents acquired less cash purchase consideration)	27b	–	–	1,426	(1,239)	–
Net cash inflow on disposal of subsidiary undertakings	27e	–	–	–	195	–
Acquisition of other investments		(2,734)	(1,602)	(1,252)	(11,539)	(24,113)
Proceeds from disposal of investments		–	–	708	1,394	9,992
Changes in loans and long-term bank deposits		651	470	(316)	(1,350)	(794)
Changes in short-term investments		1,462	(875)	(1,380)	2,591	(429)
Net cash used in investing activities		**(37,262)**	**(53,254)**	**(55,228)**	**(85,308)**	**(120,724)**
Financing activities						
Issuance/(repayments) of bonds		–	–	–	10,000	(52)
Issuance of other long-term debt	27c	11,955	17,448	16,652	84,220	118,954
Repayments of other long-term debt		(6,008)	(7,092)	(7,776)	(67,627)	(79,458)
Changes in short-term debt		(8,394)	19,270	(10,726)	1,626	(6,950)
Dividends received		144	508	274	325	902
Dividends paid to shareholders		–	–	(885)	(3,604)	(7,667)
Dividends paid to minority interest		(10)	(21)	(1)	(390)	(297)
Net repurchase of treasury shares		–	(1,171)	(474)	(27)	(1,634)
Net cash provided by/(used in) financing activities		**(2,313)**	**28,942**	**(2,936)**	**24,523**	**23,798**
Net increase /(decrease) in cash		**1,629**	**(471)**	**729**	**3,683**	**(20)**
Cash at the beginning of the year		**5,638**	**7,267**	**6,796**	**7,525**	**12,271**
Correction to cash at the beginning of the year (newly consolidated subsidiaries)	27d	–	–	–	1,063	–
Exchange difference arising on consolidation of foreign subsidiaries		–	–	–	–	(1,441)
Cash at the end of the year		**7,267**	**6,796**	**7,525**	**12,271**	**10,810**

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the IAS Consolidated Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i) MOL Rt. was incorporated on 1 October 1991 on the transformation of its legal predecessor the Hungarian Oil and Gas Industry Trust ("OKGT"). In accordance with the law on the transformation of unincorporated State-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. For the purposes of the application of the Historical Cost Convention, the Consolidated Financial Statements treat MOL as having come into existence as at 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IAS adjustments noted at (ii) below.

ii) **Basis of preparation** – MOL Rt. prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law XVIII of 1991 on Accounting, as modified ("HAR"). Some of the accounting principles prescribed in this law differ from International Accounting Standards ("IAS"). The consolidated financial statements presented here have been prepared in accordance with IAS. A reconciliation between the shareholders' equity and the results of MOL Rt. reported, on an unconsolidated basis, under HAR and those reported in these consolidated financial statements is included at note 26.

iii) **Principles of consolidation** – The Consolidated Financial Statements include the accounts of MOL Rt. and its significant subsidiaries (the „Group") after the elimination of intercompany balances and transactions. Subsidiaries are defined as investments in which MOL Rt., directly or indirectly, has a majority voting interest, or effective control of management.

iv) **Goodwill and negative goodwill** – When the acquisition cost of a consolidated investment is greater than MOL Rt.'s interest in the net equity of the company purchased, and if the difference so generated cannot be allocated to increases in the value of non-monetary assets, such difference is treated as goodwill arising on acquisition, which is capitalised as an intangible asset and amortised to other expense over a period of 5 years. When the acquisition cost of a consolidated investment is less than MOL Rt.'s interest in the fair value of the net assets acquired such difference is treated as negative goodwill, recorded as deferred income and amortised to other income over a period of twenty years. The unamortised balance of goodwill is reviewed at each balance sheet date. Any goodwill whose recovery from expected future economic benefits is uncertain is expensed immediately.

v) **Investments** – Investments comprise investments in unconsolidated subsidiaries, associated companies and other investments. Associated companies are defined as companies in which the Group holds between 20% and 50% of the voting rights, over which the Group has a significant influence and where the ownership position is of a lasting and strategic nature. Shares in such companies are accounted for according to the equity method. Other investments comprise other shareholdings where the Group holds less than 20% of the voting power of the enterprise and does not possess significant influence. Unconsolidated subsidiaries and other investments are recorded at the original cost of acquisition, less allowances for permanent diminution in value, where appropriate.

vi) **Intangible and tangible fixed assets** – Intangible and tangible fixed assets are carried at the lower of historical cost (or valuation at transformation -see (i) above) less accumulated depreciation, depletion and amortisation or at the estimated recoverable amount based upon estimated cash flows. Major replacements and renewals that materially extend the life of properties are capitalised and any assets replaced are retired.

vii) **Maintenance costs** – Periodic maintenance and repairs applicable to production facilities are accounted for on the accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred.

viii) **Environmental expenditures** – Environmental expenditures which increase the life or capacity of, or result in improved safety or efficiency of, a facility are capitalised. Expenditures that relate to correcting an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or cleanups are probable and the cost can be reasonably estimated. (Note 17).

ix) **Exploration and development costs of oil and gas reserves** – All domestic exploratory costs are charged to expense as incurred. All development costs for wells, production facilities and pre-production costs are capitalised. Exploration costs incurred outside Hungary are accounted for in accordance with the full cost method, with each country being treated as a full cost centre. Such exploration expenditure is initially classified as an intangible fixed asset. When proved reserves of oil and gas are determined and development is sanctioned, the relevant expenditure is transferred to tangible fixed assets. A full cost ceiling is determined in respect of each full cost centre and any net unamortised costs in excess of the present value of estimated future net revenues are charged to expense in the year in which the excess arises.

x) **Depreciation, depletion and amortisation** – Depreciation is computed primarily using the straight-line method at the following rates:

Machinery and equipment	5% to 33.3%
Buildings and improvements	3% to 20.0%
Software	33.3 %

Depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of their economic life expectancy, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less.

xi) **Restoration of oil and gas production facilities** – The estimated future cost of restoration of oil and gas production facilities following the termination of production, calculated at current prices, is accrued for each individual plant or plant-dedicated transport system using the unit of production method based on proved commercially recoverable reserves. Changes in estimates are allocated to future production using the prospective method.

xii) **Research and Development** – Materially all costs of research and development are charged against income as incurred, other than costs incurred in the development of oil and gas reserves which are accounted for as stated in ix).

xiii) **Inventories** – Inventories are valued at the lower of acquisition cost on a weighted-average basis and net realisable value. The acquisition cost of own produced goods consists of direct materials, direct wages and the appropriate portion of production overhead. From 1 January 1997, following a change to the Hungarian Law on Accounting, the value of imported inventories includes related statistical fees which are levied on imports. The fees are treated as part of the cost of the materials to which they relate and are expensed to cost of materials accordingly. Prior to 31 December 1996, statistical fees were charged as incurred to other expenses (Note 5).

xiv) **Foreign currency transactions** – Realised and unrealised gains and losses on monetary assets or liabilities denominated in a currency other than the Hungarian Forint are included in net income. Assets and liabilities denominated in foreign currencies with the exception of foreign subsidiaries are valued in Hungarian Forints at the rates of exchange ruling at the balance sheet date. The assets and liabilities of foreign subsidiaries are consolidated at closing rate. Their share capital and reserves are consolidated at historical rates, and the resulting exchange difference on consolidation is taken to reserves.

xv) **Taxation** – The tax provision represents the total amount of payable and deferred taxes related to the current year's profit. Deferred tax assets and liabilities are determined in accordance with the liability method using the tax rates expected to apply when the timing differences are expected to reverse.

xvi) **Reserves** – Reserves as shown in the Consolidated Financial Statements represent the amounts which result from preparation under IAS. They do not represent distributable reserves for dividend purposes. Reserves for dividend purposes are statutorily determined under HAR.

xvii) **Treasury shares** – The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xviii) **Earnings per share** – Earnings per share are calculated by dividing the Group net income by the average outstanding number of shares. The average outstanding number of shares for 1998, after deducting treasury shares, was 97,514,079. The corresponding amount for 1997 was 97,363,170. In neither 1998 nor 1997 were there any instruments outstanding, that would significantly dilute earnings per share.

xix) **Change in accounting policy** – With effect from 1 January 1998 MOL Rt. has adopted the full cost method of accounting for its foreign oil and gas exploration and production activities, in place of the successful efforts method applied to date. This change of accounting policy has no material effect on the consolidated financial statements.

NOTE 2 – DISCLOSURE BY BUSINESS AREA AND GEOGRAPHIC DISTRIBUTION

(a) By business area (in HUF millions)

FOR 1994 AND AT 31 DECEMBER 1994	Net Sales	Operating Profit /(loss)	Capital Expenditures	Depreciation Depletion and Amortisation	Tangible Assets
Refining and Marketing	177,509	8,665	15,255	15,147	88,198
Exploration and Production	92,342	(5,668)	14,167	15,888	130,482
Corporate and other	10,697	(2,109)	919	550	6,788
Eliminations and IAS adjustments	(5,944)	(214)	(99)	(2,235)	4,475
TOTAL	**274,604**	**674**	**30,242**	**29,350**	**229,943**

FOR 1995 AND AT 31 DECEMBER 1995	Net Sales	Operating Profit /(loss)	Capital Expenditures	Depreciation Depletion and Amortisation	Tangible Assets
Refining and Marketing	228,460	2,414	18,007	14,749	91,419
Exploration and Production	125,574	11,899	20,463	14,882	137,361
Corporate and other	26,207	(6,975)	1,252	771	6,161
Eliminations and IAS adjustments	(10,247)	1,506	–	(642)	4,960
TOTAL	**369,994**	**8,844**	**39,722**	**29,760**	**239,901**

FOR 1996 AND AT 31 DECEMBER 1996	Net Sales	Operating Profit /(loss)	Capital Expenditures	Depreciation Depletion and Amortisation	Tangible Assets
Refining and Marketing	314,187	10,015	20,035	11,706	98,065
Exploration and Production	177,976	26,366	23,161	15,951	143,290
Corporate and other	36,050	(4,074)	4,871	1,525	10,683
Eliminations and IAS adjustments	(30,631)	(65)	(860)	(1,607)	5,867
TOTAL	**497,582**	**32,242**	**47,207**	**27,575**	**257,905**

FOR 1997 AND AT 31 DECEMBER 1997	Net Sales	Operating Profit /(loss)	Capital Expenditures	Depreciation Depletion and Amortisation	Tangible Assets
Refining and Marketing	421,629	23,852	29,265	14,163	125,590
Exploration and Production	242,066	32,497	35,778	22,099	161,557
Corporate and other	27,755	(3,393)	5,014	1,936	11,280
Eliminations and IAS adjustments	(54,405)	(2,949)	(2,314)	(619)	(5,893)
TOTAL	**637,045**	**50,007**	**67,743**	**37,579**	**292,534**

FOR 1998 AND AT 31 DECEMBER 1998	Net Sales	Operating Profit /(loss)	Capital Expenditures	Depreciation Depletion and Amortisation	Tangible Assets
Refining and Marketing	378,448	33,889	40,074	15,655	145,817
Exploration and Production	282,040	54,598	46,524	20,735	180,838
Corporate and other	39,423	(12,131)	5,792	4,731	28,345
Eliminations and IAS adjustments	(65,697)	(4,000)	(4,174)	(236)	(10,283)
TOTAL	**634,214**	**72,356**	**88,216**	**40,885**	**344,717**

The Exploration and Production Division transfers domestically produced crude oil to the Refining and Marketing Division at transfer prices based on world market prices and taking into account product quality. LPG produced by the Refining and Marketing Division is transferred on the same basis to the Exploration and Production Division, which sells the gas to third parties. Operating costs are charged to the division to which they relate. Consequently the operating profit of the Exploration and Production Division includes the profit on sale of LPG transferred to it by the Refining and Marketing Division.

(b) Net sales by geographical area (in HUF millions)

	1994	1995	1996	1997	1998
Hungary	228,939	309,915	419,204	541,759	524,165
Austria	26,972	24,146	32,052	44,267	29,221
Rest of Europe	16,877	33,783	42,393	47,092	76,295
Rest of the World	1,816	2,150	3,933	3,927	4,533
TOTAL	**274,604**	**369,994**	**497,582**	**637,045**	**634,214**

NOTE 3 – EXPLORATION COSTS (in HUF millions)

	1994	1995	1996	1997	1998
Capitalised at the beginning of the year	**46**	**53**	**1,143**	**2,106**	**3,055**
Incurred during the year	7,714	11,412	8,769	9,844	9,514
Expensed during the year	(7,189)	(9,933)	(7,577)	(8,892)	(9,514)
Expenditure in Tunisia booked to provision	(507)	(349)	–	–	–
Capitalisation of Tunisian exploration costs	–	–	1,532	–	–
Transfer of Tunisian exploration costs to newly formed subsidiary	–	–	–	–	(1 771)
Amortised during the year	(11)	(40)	(3)	(3)	(6)
Write-down of exploration costs (previous year)					
– Algeria	–	–	(838)	–	–
– Turkey	–	–	(149)	–	–
Write-down of exploration costs (current year)					
– Algeria	–	–	(40)	–	–
– Turkey	–	–	(456)	–	–
– Yemen	–	–	(275)	–	–
CAPITALISED AT THE END OF THE YEAR	**53**	**1,143**	**2,106**	**3,055**	**1,278**

The amounts shown as expensed during the year are charged to various operating costs in the consolidated income statements. The capitalisation of exploration costs in Tunisia in 1996 occurred as an earlier project, which had been expected to be unsuccessful, was found to be successful during that year. MOL Rt. had previously created provisions for its contracted obligations in that country, against which expenditure had been booked. In 1998 the accumulated exploration costs incurred in Tunisia were transferred as a capital contribution-in-kind to a newly formed subsidiary, which is not currently consolidated.

In addition to the exploration costs incurred in the year ended 31 December 1998 shown above, MOL Rt. made capital contributions to fund exploration costs by overseas exploration subsidiaries totalling HUF 9.9 billion. These subsidiaries are not currently consolidated.

NOTE 4 – OTHER SERVICES AND CHARGES (in HUF millions)

	1994	1995	1996	1997	1998
Rental costs	2,676	4,343	5,845	7,171	7,881
Advertising and public relations expenses	305	1,087	1,721	2,135	1,907
Consultancy fees	639	1,229	1,315	2,574	4,468
Environmental expenditure	669	853	1,079	1,558	2,149
Insurance	767	1,012	1,115	1,168	1,277
Bank charges	1,048	1,348	945	680	654
Cleaning costs	311	631	801	1,012	1,259
Site security costs	300	543	695	991	1,344
Other external services	1,650	1,921	4,439	5,511	5,357
TOTAL	8,365	12,967	17,955	22,800	26,296

NOTE 5 – OTHER EXPENSES (in HUF millions)

	1994	1995	1996	1997	1998
Taxes, contributions and similar items					
Mining royalties	15,114	16,097	16,279	15,975	10,464
Road fund levy	11,220	22,797	34,312	48,673	–
Environmental levy	1,635	3,400	5,725	6,352	2,137
Statistical fees	1,537	3,758	4,698	–	–
Other taxes and contributions	2,767	2,340	5,103	7,682	6,129
KKKSZ fees	1,601	3,147	4,923	7,809	11,418
Subtotal	33,874	51,539	71,040	86,491	30,148
Sundry penalties and fines	401	824	723	798	567
Write-downs of fixed assets	933	870	722	1,430	1,164
Bad debts written off	875	412	587	539	1,018
Movement on bad debt provision	(446)	(584)	121	307	(169)
Provision for redundancy costs	–	–	2,684	107	1,770
Provision for tax penalties	–	–	–	553	–
Accrual for the restoration of oil and gas production facilities	1,541	1,188	2,016	1,007	807
Write-down of costs of exploration in Algeria (note 3)	–	–	838	–	–
Write-down of costs of exploration in Turkey (note 3)	–	–	149	–	–
Subsidies, donations and other financial assistance given	–	–	334	1,764	1,580
Amortisation of goodwill	–	–	–	–	519
Other items	1,085	724	419	1,182	572
TOTAL	38,263	54,973	79,633	94,178	37,976

A new law on Excise duties came into effect on 1 January 1998, combining the previously separate consumption tax, road fund levy and fuel sale based environmental levy. The combined tax is deducted from revenues. Previously road fund and environmental levies were recorded as other expenses.

NOTE 6 – FINANCIAL INCOME AND EXPENSES (in HUF millions)

	1994	1995	1996	1997	1998
Financial income					
Interest received	958	1,807	1,845	3,130	6,177
Dividends received	144	508	274	902	1,643
Profit on sale of investment in Pannon GSM Rt.	–	–	–	–	6,238
Other profits on disposal of investments	1,615	526	1,185	1,797	1,117
Profit on derivatives transactions	1,616	110	2,024	–	168
Other financial income	632	147	73	653	640
TOTAL	4,965	3,098	5,401	6,482	15,983

	1994	1995	1996	1997	1998
Financial expenses					
Interest paid	6,147	7,236	7,113	8,059	12,191
Losses on disposal of investments	680	482	288	592	180
Other losses on exchange	14	464	24	–	–
Write-down of financial investments	27	31	87	14	986
Losses on derivatives transactions	2,449	231	–	–	1,110
Exchange losses on revaluation of foreign currency loans	879	2,443	3,165	8,816	9,892
Other financial expenses	36	116	23	101	73
TOTAL	10,232	11,003	10,700	17,582	24,432

NOTE 7 – TAXATION (in HUF millions)

Taxation charge for the year	1994	1995	1996	1997	1998
Current corporate income tax charge	1,003	520	4,037	8,995	7,568
Deferred tax	(1,683)	(579)	362	(2,034)	1,923
TOTAL	(680)	(59)	4,399	6,961	9,491

The applicable corporate income tax rate payable on the taxable income of the companies of the Group operating in Hungary is as follows: 1994 – 36%; 1995 – 18%; 1996 – 18%; 1997 – 18%; 1998 – 18%.

As a result of having made investments in manufacturing assets exceeding HUF 1 billion, MOL Rt. is entitled to a 50% corporate income tax holiday between 1998 and 2002, providing sales revenues in each year exceed those of the previous year by at least 5% of the amount of the qualifying investment. As the effective corporate income tax rate applicable to MOL Rt. has therefore fallen to 9%, it has been necessary to revalue those deferred tax assets that are expected to reverse in the period to 31 December 2002. The effect of this revaluation is a charge of HUF 3.5 billion.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is payable in respect of 1998 dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at source.

NOTE 7 – TAXATION (in HUF millions), continued

Deferred taxation	1994	1995	1996	1997	1998
Balance at the beginning of the year – asset	10,600	12,283	12,862	12,500	14,534
Movement during the year	1,683	579	(362)	2,034	(1,923)
BALANCE AT END OF YEAR – ASSET	**12,283**	**12,862**	**12,500**	**14,534**	**12,611**

The sources of the timing differences giving rise to the year end balance are as follows:	1994	1995	1996	1997	1998
Depreciation, depletion and amortisation	6,401	6,933	6,169	14,046	19,013
Provisions for doubtful receivables and inventory	5,598	3,509	5,701	3,204	6,009
Maintenance accrual	3,340	2,962	5,003	5,306	3,306
Provision for Tunisian exploration costs	2,214	2,097	–	–	–
Provision for environmental liabilities	21,500	23,846	18,289	21,215	20,871
Accrual for the restoration of oil and gas production facilities	27,416	28,604	30,620	31,627	32,434
Losses of subsidiaries	–	–	–	–	3,347
Less: provision for non-recoverability of losses of subsidiaries	–	–	–	–	(3,347)
Lease capitalisation	35	34	35	–	–
Unrealised gains on intergroup transfers	1,735	3,472	3,626	5,344	7,719
TOTAL	**68,239**	**71,457**	**69,443**	**80,742**	**89,352**
DEFERRED TAX THEREON	**12,283**	**12,862**	**12,500**	**14,534**	**12,611**

A reconciliation between the expected tax expense and the actual tax charge is given below:	1998
18% of profit before taxation	11,503
Effect of 50% tax holiday available to MOL Rt.	(6,119)
Revaluation of deferred tax asset due to tax holiday	3,473
Permanent differences in the tax computation of MOL	(254)
Losses of subsidiaries	602
Gain on sale of treasury shares credited directly to reserves	60
Other items	226
TAXATION	**9,491**

The Group's effective rate of taxation in 1998 was 14.7% (1997 – 17.9%)

NOTE 8 – INTANGIBLE ASSETS (in HUF millions)

	1994	1995	1996	1997	1998
Rights	422	568	644	953	893
Software and trade marks	2,538	3,139	4,093	5,343	7,442
Exploration, research and development costs	159	1,168	2,636	3,796	1,362
Goodwill arising on consolidation	–	–	–	251	2,794
Other costs	–	24	–	11	16
TOTAL	**3,119**	**4,899**	**7,373**	**10,354**	**12,507**
Less: accumulated amortisation	(1,497)	(2,204)	(2,941)	(3,913)	(5,226)
TOTAL NET VALUE	**1,622**	**2,695**	**4,432**	**6,441**	**7,281**

NOTE 9 – TANGIBLE ASSETS (in HUF millions)

31 DECEMBER 1994	Land and Buildings	Plant and Machinery	Other Equipment	Investments in Process	Payments in Advance	Total
Refining and Marketing	57,444	61,136	6,984	5,077	182	130,823
Exploration and Production	129,615	36,760	3,322	6,801	145	176,643
Corporate and other	5,038	1,132	676	124	11	6,981
	192,097	99,028	10,982	12,002	338	314,447
Less: accumulated depreciation, depletion and amortisation	(34,016)	(45,011)	(5,280)	(197)	–	(84,504)
TOTAL	158,081	54,017	5,702	11,805	338	229,943

31 DECEMBER 1995	Land and Buildings	Plant and Machinery	Other Equipment	Investments in Process	Payments in Advance	Total
Refining and Marketing	65,099	65,995	9,404	7,068	182	147,748
Exploration and Production	139,102	41,785	3,528	10,463	405	195,283
Corporate and other	5,582	1,044	1,081	141	–	7,848
	209,783	108,824	14,013	17,672	587	350,879
Less: accumulated depreciation, depletion and amortisation	(37,816)	(65,417)	(7,745)	–	–	(110,978)
TOTAL	171,967	43,407	6,268	17,672	587	239,901

31 DECEMBER 1996	Land and Buildings	Plant and Machinery	Other Equipment	Investments in Process	Payments in Advance	Total
Refining and Marketing	74,460	71,649	12,562	6,431	150	165,252
Exploration and Production	153,690	48,415	3,946	7,235	400	213,686
Corporate and other	6,749	5,464	1,530	435	2	14,180
	234,899	125,528	18,038	14,101	552	393,118
Less: accumulated depreciation, depletion and amortisation	(50,338)	(76,354)	(8,521)	–	–	(135,213)
TOTAL	184,561	49,174	9,517	14,101	552	257,905

31 DECEMBER 1997	Land and Buildings	Plant and Machinery	Other Equipment	Investments in Process	Payments in Advance	Total
Refining and Marketing	86,592	81,494	19,496	15,043	321	202,946
Exploration and Production	168,877	56,269	4,623	13,558	487	243,814
Corporate and other	7,293	5,699	1,533	751	1	15,277
	262,762	143,462	25,652	29,352	809	462,037
Less: accumulated depreciation, depletion and amortisation	(74,931)	(83,129)	(11,443)	–	–	(169,503)
TOTAL	187,831	60,333	14,209	29,352	809	292,534

31 DECEMBER 1998	Land and Buildings	Plant and Machinery	Other Equipment	Investments in Process	Payments in Advance	Total
Refining and Marketing	98,212	96,388	20,376	15,754	1,583	232,313
Exploration and Production	184,207	70,200	4,513	21,939	74	280,933
Corporate and other	22,171	11,088	8,995	1,004	69	43,327
	304,590	177,676	33,884	38,697	1,726	556,573
Less: accumulated depreciation, depletion and amortisation	(91,094)	(104,786)	(15,976)	–	–	(211,856)
TOTAL	213,496	72,890	17,908	38,697	1,726	344,717

NOTE 10 – INVESTMENTS

(a) Consolidated subsidiaries

The following subsidiaries of MOL Rt. have been consolidated (ownership, %)	1994	1995	1996	1997	1998
Börzsönygáz Kft.	–	–	–	100%	100%
Dunafiksz Kft.	–	–	–	100%	100%
Dunarent Kft. (sold 19 December 1997)	100%	100%	100%	100%	–
GES Kft.	100%	100%	100%	100%	100%
Geoinform Kft.	100%	100%	100%	100%	100%
Izobutilén Kft.	68%	68%	68%	68%	68%
Kunpetrol Kft.	100%	100%	100%	100%	100%
Mobilsped Kft. (sold 19 December 1997)	100%	100%	100%	100%	–
MOL Hotels Rt.	–	–	–	–	100%
MOL Invest Rt.	–	–	–	–	100%
MOL Romania Petroleum Products S.R.L. (Romania)	–	–	–	100%	100%
MOL Slovensko spol. S.r.o. (Slovakia)	–	–	–	100%	100%
MOL-CHEM Kft. (formerly Petrogáz Kft.)	100%	100%	100%	100%	100%
MOL-Lízing Kft.	–	–	100%	100%	100%
MOLTRADE-Mineralimpex Rt. (formerly Mineralimpex Rt.)	–	*100%	*100%	*100%	*100%
MOLTRANS Kft.	–	–	–	100%	100%
Nitrogénművek Rt. (from 10 May 1996)	–	–	59%	59%	59%
Nitroil Kft. (sold 10 November 1995)	60%	60%	–	–	–
Olajterv Rt.	*86%	*86%	*86%	*86%	*86%
Petrolszerviz Kft.	100%	100%	100%	100%	100%
Petrolszolg Kft.	100%	100%	100%	100%	100%
Rotary Rt.	*100%	*100%	*100%	*100%	*100%
Terméktároló Rt.	–	–	–	74%	74%
ZAB Rt.	–	–	–	50%	56%
Zsámbékgáz Rt.	–	*95%	*95%	*95%	*96%

* In accordance with the Hungarian Law on Economic Associations (1997), whereby investors holding more than a 75% investment in a company limited by shares are liable to make good the losses of the investee company, MOL Rt. has an obligation to make good any losses of these companies. As at the above balance sheet dates the Statutory Financial Statements of these companies did not show any such losses.

MOL Rt.'s investment in Nitrogénmüvek Rt. increased from 50% to 59.4% on 10 May 1996. Its results were consolidated according to the equity method up to that date and on a fully consolidated basis thereafter. MOL-Lízing Rt. was consolidated for the first time in 1996.

MOL Romania Petroleum Products S. R. L. was acquired by MOL Rt. on 1 July 1997. The other companies brought into the consolidation during 1997 were existing subsidiaries of MOL Rt. as at 1 January 1997 in which MOL Rt.'s investment increased significantly during the year, making the companies sufficiently material to warrant consolidation.

(b) Other investments (in HUF millions)

	1994	1995	1996	1997	1998
Unconsolidated subsidiaries (Note 11)	1,618	2,073	4,481	8,095	21,921
Associated companies (Note 11)	2,567	3,667	2,990	2,837	10,855
Other companies (Note 11)	3,278	4,428	4,159	4,498	4,352
	7,463	**10,168**	**11,630**	**15,430**	**37,128**
Less: provisions for permanent diminution in value (Note 11)	(635)	(635)	(597)	(656)	(1,750)
	6,828	**9,533**	**11,033**	**14,774**	**35,378**
Other securities held for the long-term	–	–	–	613	477
Loans to other companies	991	1,082	1,348	2,156	2,949
Long-term bank deposits	582	21	71	–	–
TOTAL	**8,401**	**10,636**	**12,452**	**17,543**	**38,804**

	Percentage of ownership 1998 %	Share capital 1998 HUF million	Gross value of investment 1998 HUF million
Unconsolidated subsidiaries			
ADR Járműjavító Kft. (formerly: Berhidai Kft.)	100%	115	115
Alfagas Kft.	60%	10	186
Bihari Gáz-Közmű Kft.	93%	3,318	2,941
BIYO-Product Kft.	100%	129	129
Dél-Borsodi Gázközmű Kft.	98%	1,397	699
D. T. F. Kft.	100%	132	132
General Gomsz Kft.	100%	113	113
Kőolajtároló Rt.	51%	1,000	510
Lenti Olajipari Gépgyár Rt.	56%	288	41
Mátragáz Kft.	98%	2,572	2,284
MOL Agram d.o.o. (Croatia)	99%	793	740
MOL Albania Ltd. (Cyprus)	99%	97	96
MOL Austria GmbH.	75%	698	421
MOL Benz d.o.o. (Slovenia)	99%	625	536
MOL-Gáz Kft.	100%	176	596
MOL Greece Ltd. (Cyprus)	99%	980	957
MOL Yemen Ltd. (Cyprus)	99%	1,248	1,225
MOL Zakarpatia tov. (Ukraine)	99%	1,371	987
MOL Qatar Ltd. (Cyprus)	99%	778	787
MOL Nile Ltd. (Cyprus)	99%	975	973
MOL Pakistan BV (Netherlands)	100%	130	130
MOL Reinsurance Ltd. (Cyprus)	99%	97	96
MOL Syria BV (Netherlands)	99%	2,664	2,540
MOL Tunisia Ltd. (Cyprus)	99%	3,348	3,181
Pentaszerviz Kft.	100%	353	353
Petrolteam Kft.	100%	129	129
Szeb Gáz Kft.	100%	280	243
Turbo Team Kft.	100%	147	147
Turulgáz Rt.	58%	404	134
Other	–	–	500
Subtotal			21,921

NOTE 11 – INVESTMENTS (continued)

	Percentage of ownership 1998 %	Share capital 1998 HUF million	Gross value of investment 1998 HUF million
Associated companies			
BJ Rotary Kft.	36%	174	68
Chemopetrol Kft.	33%	2	38
DÉGÁZ Rt.	27%	12,446	4,635
Embavegyoil Kv.	24%	904	100
ÉGÁZ Rt.	35%	4,984	4,133
Gerecsegáz Kft.	48%	610	276
Hotel Carbona Gyógyszálló Rt. (formerly Bányász Gyógyüdülő Kv.)	25%	810	231
IN-ER Kft.	30%	2	121
Kiskungáz Rt.	50%	697	385
Messer MOL Gáz Kft. (formerly: MG MOL Gáz Kft.)	25%	350	83
Panrusgáz Rt.	50%	120	308
Van Leer Dunadob Kft.	25%	700	186
Villas Hungaria Kft.	38%	484	271
Zalabit Kft.	49%	18	13
Others	–	–	7
TOTAL			10,855
Other companies			
Alföldi Koncessziós Autópálya Rt.	2%	12,111	300
DDGÁZ Rt.	8%	5,446	652
Dunastyr Rt.	18%	3,355	95
Első Magyar Koncessziós Autópálya Rt.	11%	6,625	750
KÖGÁZ Rt.	8%	6,648	267
PanTel Rt.	21%	20,000	1,254
Tamoil Hungária Kft.	9%	1,191	105
TIGÁZ Rt.	1%	17,000	636
Tiszachem Rt.	5%	111	5
Other			288
TOTAL			4,352
Provisions for permanent diminution in value			
AGIP Hungaria Rt.			43
Első Magyar Koncessziós Autópálya Rt.			675
Első Magyar Közmű Rt.			1
Embavegyoil Kv.			100
Forum SC			4
KALK Kft.			1
MOL-Gáz Kft.			549
Tamoil Hungária Kft.			50
Villas Hungária Kft.			6
Other			321
TOTAL			1,750

NOTE 11 – INVESTMENTS (continued)

	Percentage of ownership 1998 %	Share capital 1998 HUF million	Gross value of investment 1998 HUF million
The significant subsidiaries and investments of MOL Rt.'s non-consolidated subsidiaries are as follows:			
Carpati Gas Kft.	67%	689	1
Felső Szabolcs Gáz Kft.	60%	583	345
Főnix Gáz Kft.	100%	626	829
Other investments			
Komtávhő Rt.	7%	416%	17

NOTE 12 – INVENTORIES (in HUF millions)

31 DECEMBER 1994	Raw Materials	Goods for resale	Work-in progress and finished goods	Other	Total
Refining and Marketing	9,722	829	13,710	75	24,336
Exploration and Production	2,885	7,143	1,280	86	11,394
Corporate and other	277	533	138	92	1,040
Eliminations and IAS adjustments	107	(209)	–	–	(102)
TOTAL	12,991	8,296	15,128	253	36,668

31 DECEMBER 1995	Raw Materials	Goods for resale	Work-in progress and finished goods	Other	Total
Refining and Marketing	11,933	5,463	17,472	76	34,944
Exploration and Production	3,194	14,009	1,401	76	18,680
Corporate and other	235	107	158	40	540
Eliminations and IAS adjustments	314	1	–	–	315
TOTAL	15,676	19,580	19,031	192	54,479

31 DECEMBER 1996	Raw Materials	Goods for resale	Work-in progress and finished goods	Other	Total
Refining and Marketing	14,069	2,770	17,446	81	34,366
Exploration and Production	3,059	26,408	1,523	12	31,002
Corporate and other	1,117	114	1,004	38	2,273
Eliminations and IAS adjustments	(176)	(32)	(102)	(18)	(328)
TOTAL	18,069	29,260	19,871	113	67,313

NOTE 12 – INVENTORIES (continued)

31 DECEMBER 1997	Raw Materials	Goods for resale	Work-in progress and finished goods	Other	Total
Refining and Marketing	15,128	5,940	20,308	35	41,411
Exploration and Production	1,304	39,504	1,928	22	42,758
Corporate and other	1,187	208	2,629	28	4,052
Eliminations and IAS adjustments	(154)	–	–	(2)	(156)
TOTAL	**17,465**	**45,652**	**24,865**	**83**	**88,065**

31 DECEMBER 1998	Raw Materials	Goods for resale	Work-in progress and finished goods	Other	Total
Refining and Marketing	5,767	3,798	20,412	144	30,121
Exploration and Production	2,239	42,901	2,965	214	48,319
Corporate and other	11,334	856	2,979	19	15,188
Eliminations and IAS adjustments	(287)	–	–	–	(287)
TOTAL	**19,053**	**47,555**	**26,356**	**377**	**93,341**

In 1998 Corporate Services inventories are included under Corporate and Other. In previous years these inventories were held by the operating divisions.

NOTE 13 – ACCOUNTS RECEIVABLE (in HUF millions)

	1994	1995	1996	1997	1998
Gross receivables	37,786	53,432	62,719	75,343	83,802
Less: provision for bad and doubtful debts	(2,799)	(2,499)	(2,636)	(2,943)	(2,774)
TOTAL	**34,987**	**50,933**	**60,083**	**72,400**	**81,028**

NOTE 14 – OTHER RECEIVABLES (in HUF millions)

	1994	1995	1996	1997	1998
Advances to suppliers	82	94	268	101	286
Prepaid and recoverable taxes and duties	4,026	7,013	1,241	1,084	2,372
Prepaid excise taxes	727	1,061	891	1,186	2,269
Loans to employees and other employee receivables	418	95	114	186	265
Leasing prepayments	828	670	897	1,835	1,852
Receivables from related and investee companies	1,859	1,764	5,949	3,266	6,891
Amount receivable from shareholders	113	–	–	–	–
Interest receivable	42	663	–	391	219
Loans receivable	–	–	477	542	547
Investments awaiting registration	–	296	2,775	2,539	–
Other	1,372	3,025	4,435	16,753	11,080
TOTAL	**9,467**	**14,681**	**17,047**	**27,883**	**25,781**

NOTE 15 – SHORT-TERM INVESTMENTS (in HUF millions)

	1994	1995	1996	1997	1998
Government bonds	518	–	328	8	95
Discount treasury bills, shares and other securities purchased for resale	98	1,491	3,928	3,005	3,347
TOTAL	616	1,491	4,256	3,013	3,442

NOTE 16 – SHAREHOLDERS' EQUITY (in HUF millions)

(a) Movement in shareholders' equity (IAS)	1994	1995	1996	1997	1998
Opening balance 1 January	226,599	222,718	222,672	241,285	264,076
Retained profit/(loss) for the year	(3,881)	285	19,087	22,760	45,383
Registered capital increase	–	840	–	–	–
Exchange difference arising on consolidation of foreign subsidiaries	–	–	–	58	(1,441)
Gain on sale of treasury shares	–	–	–	–	660
Net change in balance of treasury shares held	–	(1,171)	(474)	(27)	(1,632)
CLOSING BALANCE 31 DECEMBER	222,718	222,672	241,285	264,076	307,046

A reconciliation between the above amounts and MOL's unconsolidated shareholders' equity in accordance with HAR is set out at Note 26.

(b) Share capital	1994	1995	1996	1997	1998
Opening balance 1 January	97,560	97,560	97,568	97,275	97,489
Registered capital increase	–	840	–	–	–
Net (repurchase)/sale of treasury shares	–	(832)	(293)	214	118
CLOSING BALANCE 31 DECEMBER	97,560	97,568	97,275	97,489	97,607

The issued share capital of MOL Rt. at 31 December 1995, 1996, 1997 and 1998 was HUF 98,400 million consisting of 98,400,000 series A ordinary shares (the "Shares") and one series B preference share (the "Special Share") (HUF 97,560 million at 31 December 1994). Each Share and the Special Share has a nominal value of HUF 1,000. The affirmative vote of the holder of the special share is required for the general meeting to approve certain resolutions.

The net repurchase of own shares represents the repurchase of shares from employees and their subsequent resale. Premiums paid on repurchase are taken to reserves.

(c) Reserves

Retained earnings and reserves amounting to HUF 163,451 million and HUF 143,827 million, as at 31 December 1998 and 1997 respectively, comprised accumulated undistributed retained earnings and non distributable capital reserves, which consist primarily of the surplus of net assets over the registered share capital of MOL Rt. at the date of its incorporation on the transformation of its legal predecessor the OKGT (Hungarian Oil and Gas Industry Trust). The amount of reserves of the parent company available for distribution as dividends is as follows:

	1994	1995	1996	1997	1998
Revenue reserves	2,173	6	2,267	12,552	39,526
HAR profit (after proposed dividend) for the year	(2,038)	2,530	10,340	26,963	49,151
TOTAL	135	2,536	12,607	39,515	88,677

NOTE 17 – PROVISIONS FOR LIABILITIES AND CHARGES (in HUF millions)

	1994	1995	1996	1997	1998
Provision for environmental liabilities	21,500	23,846	18,289	21,215	20,871
Redundancy provisions	–	–	2,684	95	1,770
Expenditure obligation in Tunisia	1,031	564	–	–	–
Provision for obligations under guarantees	–	–	506	672	841
Provision for early retirement pensions	–	74	116	27	54
Other provisions	–	–	–	109	67
TOTAL	22,531	24,484	21,595	22,118	23,603

Provision for environmental liabilities

Under HAR the Group is not required to make provisions for environmental liabilities. Provision is made for the estimated cost of rectifying past environmental damage and of measures required to enable the Group to comply with existing and known future changes to environment protection legislation. The most recent independent specialist enviromental assessment was performed as at 31 December 1996. The provision as at 31 December 1997 and 1998 is based on the provision as at 31 December 1996 as adjusted by appropriate price indices, after the deduction of actual expenditure incurred.

Total estimated liability as at 31 December 1998 and the expected timing of the expenditure	Total	Within five years	Between five and ten years	After ten years
Exploration and Production	7,968	2,240	2,897	2,831
Refining and Marketing	10,222	7,423	2,008	791
Refining	2,672	2,670	2	–
Product distribution and storage	6,395	3,867	2,006	522
Marketing	1,155	886	–	269
Total	18,190	9,663	4,905	3,622
To release against depreciation of related tangible assets	2,681			
TOTAL	20,871			

NOTE 18 – LONG-TERM DEBT (in HUF millions)

	1994	1995	1996	1997	1998	Weighted average interest rates as at 31 Dec. 1998
Unsecured bonds	50	50	52	10,052	10,050	16,00%
Secured bank loans						
– in HUF	11,329	17,075	14,535	8,980	8,290	18,84%
– in US Dollars	8,496	1,037	1,396	17,145	6,573	5,82%
– in Deutschmarks	155	286	312	389	–	–
Unsecured bank loans						
– in HUF	6,392	1,679	6,494	7,955	11,625	17,17%
– in US Dollars	–	17,697	27,057	12,463	93,154	5,63%
– in Deutschmarks	–	–	–	29,240	4,355	3,75%
Other unsecured loans in HUF	1,225	579	252	63	4	16,00%
Unsecured, non-interest bearing loans from local governments	1,451	1,873	2,028	2,379	2,599	–
Payable under finance leases	1,090	–	–	–	–	–
Other long-term items	176	40	231	335	330	–
	30,364	40,316	52,357	89,001	136,980	
Less: amounts payable within one year (Note 21)	(7,160)	(6,681)	(7,151)	(3,376)	(3,106)	
TOTAL	23,204	33,635	45,206	85,625	133,874	

Secured loans are obtained for specific capital projects and are secured by the assets financed by the loans.

As described in note 23, MOL Rt. has entered into interest rate swap transactions to fix the interest payable on certain floating rate long-term borrowings. The weighted average interest rates set out above take into account the effect of these transactions.

Maturity dates of the long-term amounts as at 31 December 1998	1995	1996	1997	1998
From two to five years	25,876	37,289	65,140	110,661
More than five years	7,759	7,917	20,485	23,213
TOTAL	33,635	45,206	85,625	133,874

NOTE 19 – DEFERRED INCOME (in HUF millions)

	1994	1995	1996	1997	1998
Gross negative goodwill arising on consolidation	352	352	743	3,317	4,916
Amortised as at 1 January	(34)	(50)	(90)	(213)	(411)
Subtotal	318	302	653	3,104	4,505
Negative goodwill on consolidation of subsidiaries acquired during the year	–	391	2,574	1,897	1,164
Amortised in year	(16)	(40)	(123)	(198)	(246)
TOTAL AS AT 31 DECEMBER	302	653	3,104	4,803	5,423

NOTE 20 – OTHER LONG-TERM LIABILITIES (in HUF millions)

	1994	1995	1996	1997	1998
Accrual for the restoration of oil and gas production facilities (see note 1. xi)	27,416	28,604	30,620	31,627	32,434

NOTE 21 – SHORT-TERM DEBT (in HUF millions)

	1994	1995	1996	1997	1998
Bonds	1,952	–	–	–	–
Secured loans in HUF	411	500	189	1,020	156
Unsecured loans in HUF	5	13,228	6,967	15,605	8,402
Secured loans in US Dollars	–	9,645	–	1,076	173
Unsecured loans in US Dollars	–	5,262	10,753	–	–
Unsecured non-bank loans in HUF	–	–	–	1,977	4,971
Short-term portion of long-term debt (Note 18)	7,160	6,681	7,151	3,376	3,106
TOTAL SHORT-TERM DEBT	9,528	35,316	25,060	23,054	16,808

NOTE 22 – OTHER CURRENT LIABILITIES (in HUF millions)

	1994	1995	1996	1997	1998
Deferred income	–	186	583	742	692
Advances from customers	334	441	756	1,951	1,016
Taxes, contributions and social security payable	8,289	9,109	13,305	21,273	24,643
Amounts due to employees	584	456	680	378	354
Amounts due to shareholders	132	885	4,353	8,103	8 817
Bank interest payable	674	1,413	1,288	69	2,209
Maintenance accrual	3,340	2,962	5,004	5,306	3,306
Amounts owed to related companies	319	4,357	9,153	16,356	10,887
Customs fees payable	377	3,988	2,074	4,876	2,050
Development subsidies	–	–	–	757	3,818
Accrued tax penalties	–	–	–	553	–
Accrued late payment interest	–	–	–	2,497	–
Bills of exchange payable	–	–	–	1,055	70
Other accruals	2,113	4,011	6,328	1,662	5,719
OTHER CURRENT LIABILITIES TOTAL	16,162	27,808	43,524	65,578	63,581

Development subsidies represent non-returnable grants received to finance certain capital projects, which are currently in progress. The liability will be released to income once the related assets are brought into use in line with the depreciation charged on those assets.

NOTE 23 – FINANCIAL INSTRUMENTS AND FAIR VALUE OF MONETARY ASSETS AND LIABILITIES (in HUF millions)

(a) Risk management

For risk management purposes MOL Rt. entered into hedging transactions in 1998. The aim of this activity was to reduce the exposure to risks relating to crude oil and crude oil product prices, exchange rates and interest rates. The Group does not enter into speculative transactions. The hedging transactions are made on the domestic and foreign over-the-counter markets. MOL Rt. seeks to minimize credit risk in relation to such transactions by regularly satisfying itself about the reditworthiness of its counterparties.

(b) Interest rate contracts

In respect of borrowings at floating rates of interest, the Group is exposed to cash flow risk, which is the risk that future cash flows associated with these borrowings will fluctuate in amount, in the event of a change in the interest rate payable.
In respect of its borrowings at fixed rates of interest, the Group is exposed to interest rate risk, which is the risk that interest rates do not follow market movements, which may give rise to an opportunity cost, if market rates reduce.

Of the total long-term loans outstanding at 31 December 1998 HUF 111,954 million are subject to floating interest rates and HUF 16,251 million to fixed interest rates. In respect of floating interest rate loans totalling USD 80m (HUF 18,637 million) MOL Rt. has entered into swap contracts to fix the interest charge payable. These swap contracts expire between 2003 and 2004.

As at December 31, 1998 the market value of the outstanding interest rate swap commitments was a net liability of HUF 461 million.

(c) Natural gas price contracts

As at 31 December 1998 MOL Rt. had swap commitments in respect of 20% of its planned import requirement of natural gas through Panrusgaz for each of the first two quarters of 1999 and 4% of the requirement for the third quarter. The market value of these commitments at 31 December 1998 was a net liability of HUF 1,663 million, of which HUF 411 million, relating to the first quarter of 1999 and priced on 31 December 1998, are recorded in the consolidated financial statements.

(d) Fair value of monetary assets and liabilities

The carrying values and fair values of bonds issued by MOL Rt. at 31 December 1998, details of which are given in note 18, are shown below:

(HUF millions)	Carrying value	Fair value
Issued bonds	10,000	10,447

Except for the interest rate and natural gas price contracts described above, there is no material difference between the fair value and the carrying value of MOL Rt.'s other monetary assets and liabilities.

NOTE 24 – CAPITAL COMMITMENTS (in HUF millions)

Capital commitments for fixed assets as of 31 December are as follows:	1999	2000	2001	Total
Contractual commitments	48,500	3,500	2,300	54,300

NOTE 25 – OTHER COMMITMENTS AND CONTINGENT LIABILITIES

(a) Pension commitments

Apart from an obligation to pay pensions up to the normal retirement date of staff who have taken early retirement, for which full provision has been made (see note 17), MOL Rt. has no pension related liabilities.

(b) Guarantees in respect of unconsolidated subsidiaries

MOL Rt. has provided guarantees in respect of the liabilities of three unconsolidated subsidiaries under foreign exploration concession agreements. In accordance with international industry practice these agreements do not permit the liability of the subsidiaries to be limited. Accordingly MOL Rt. liability is legally unlimited.

NOTE 26 - RECONCILIATION BETWEEN HAR UNCONSOLIDATED FINANCIAL STATEMENTS OF MOL AND IAS CONSOLIDATED FINANCIAL STATEMENTS

1994 (in HUF millions)	Net equity 1 January 1994	Retained profit attributable to shareholders	Other movements	Net equity 31 December 1994
Per statutory accounts	262,882	(2,038)	(391)	260,453
Effect of IAS consolidation	444	(153)	170	461
Minority interest under IAS	(349)	(3)	*10	(342)
Subtotal	262,977	(2,194)	(211)	260,572
IAS adjustments				
– Deferred taxation	10,600	1,683	–	12,283
– Adjustment of depreciation on production assets to unit of production basis	4,188	2,246	–	6,434
– Additional depreciation of production assets due to impairment	(815)	128	–	(687)
– Difference from change in method of inventory valuation	–	–	–	–
– Additional allowance for doubtful receivables	(1,010)	319	–	(691)
– 1993 tax recoverable recognised in 1994 in statutory accounts	738	(738)	–	–
– Reclassification of reserves	–	(411)	211	(200)
– Reclassification of dividends	–	–	–	–
– Unrealised profits (Kiskungáz)	–	–	–	–
– Maintenance accrual	(3,245)	(95)	–	(3,340)
– Provision for Tunisian exploration costs	(2,014)	(200)	–	(2,214)
– Provision for environmental liabilities	(18,600)	(2,900)	–	(21,500)
– Accrual for the restoration of oil and gas production facilities	(25,875)	(1,541)	–	(27,416)
– Additional inventory provision	(333)	(155)	–	(488)
– Capitalisation of leases	(12)	(23)	–	(35)
– Repurchase of treasury shares	–	–	–	–
PER IAS CONSOLIDATED STATEMENTS	226,599	(3,881)	–	222,718

* Dividend paid to minority shareholders by the subsidiaries.

NOTE 26 – RECONCILIATION BETWEEN HAR UNCONSOLIDATED FINANCIAL STATEMENTS OF MOL AND IAS CONSOLIDATED FINANCIAL STATEMENTS (continued)

1995 (in HUF millions)	Net equity 1 January 1995	Retained profit attributable to shareholders	Other movements	Net equity 31 December 1995
Per statutory accounts	260,453	2,530	746	263,729
Effect of IAS consolidation	461	(780)	(159)	(478)
Minority interest under IAS	(342)	(52)	*63	(331)
Subtotal	260,572	1,698	650	262,920
IAS adjustments				
– Deferred taxation	12,283	579	–	12,862
– Adjustment of depreciation on production assets on unit of production basis	6,434	528	–	6,962
– Additional depreciation of production assets due to impairment	(687)	196	–	(491)
– Additional allowance for doubtful receivables	(691)	291	–	(400)
– Reclassification of reserves	(200)	359	190	349
– Unrealised profits (Kiskungáz)	–	(105)	–	(105)
– Maintenance accrual	(3,340)	378	–	(2,962)
– Provision for Tunisian exploration costs	(2,214)	118	–	(2,096)
– Provision for environmental liabilities	(21,500)	(2,346)	–	(23,846)
– Accrual for the restoration of oil and gas production facilities	(27,416)	(1,188)	–	(28,604)
– Additional inventory provision	(488)	(224)	–	(712)
– Capitalisation of leases	(35)	1	–	(34)
– Repurchase of treasury shares	–	–	(1,171)	(1,171)
PER IAS CONSOLIDATED STATEMENTS	222,718	285	**(331)	222,672

* Effect of sale of Nitroil Rt., ** In kind contribution of Mineralimpex Rt. less own shares repurchased

1996 (in HUF millions)	Net equity 1 January 1996	Retained profit attributable to shareholders	Other movements	Net equity 31 December 1996
Per statutory accounts	263,729	10,340	3,522	277,591
Effect of IAS consolidation	(478)	1,298	1,301	2,121
Minority interest under IAS	(331)	(1,058)	(1,306)	(2,695)
Subtotal	262,920	10,580	3,517	277,017
IAS adjustments				
– Deferred taxation	12,862	(362)	–	12,500
– Adjustment of depreciation on production assets on unit of production basis	6,962	1,303	–	8,265
– Additional depreciation of production assets due to impairment	(491)	140	–	(351)
– Additional allowance for doubtful receivables	(400)	400	–	–
– Reclassification of reserves	349	3,620	(3,517)	452
– Unrealised profits (Kiskungáz)	(105)	–	–	(105)
– Maintenance accrual	(2,962)	(2,042)	–	(5,004)
– Provision for Tunisian exploration costs	(2,096)	2,096	–	–
– Provision for environmental liabilities	(23,846)	5,557	–	(18,289)
– Accrual for the restoration of oil and gas production facilities	(28,604)	(2,016)	–	(30,620)
– Additional inventory provision	(712)	(188)	–	(900)
– Capitalisation of leases	(34)	(1)	–	(35)
– Repurchase of treasury shares	(1,171)	–	(474)	(1,645)
PER IAS CONSOLIDATED STATEMENTS	222,672	19,087	(474)	241,285

NOTE 26 – RECONCILIATION BETWEEN HAR UNCONSOLIDATED FINANCIAL STATEMENTS OF MOL AND IAS CONSOLIDATED FINANCIAL STATEMENTS (continued)

1997 (in HUF millions)	Net equity 1 January 1997	Retained profit attributable to shareholders	Other movements	Net equity 31 December 1997
Per statutory accounts	**277,591**	**26,963**	**(56)**	**304,498**
Effect of IAS consolidation	2,121	357	1,823	4,301
Minority interest under IAS	(2,695)	(1,208)	(1,815)	(5,718)
Subtotal	**277,017**	**26,112**	**(48)**	**303,081**
IAS adjustments				
– Deferred taxation	12,500	2,034	–	14,534
– Adjustment of depreciation on production assets on unit of production basis	8,265	(816)	–	7,449
– Additional depreciation of production assets due to impairment	(351)	136	–	(215)
– Additional allowance for doubtful receivables	–	–	–	–
– Reclassification of reserves	452	(151)	106	407
– Unrealised profits (Kiskungáz)	(105)	–	–	(105)
– Maintenance accrual	(5,004)	(302)	–	(5,306)
– Provision for Tunisian exploration costs	–	–	–	–
– Provision for environmental liabilities	(18,289)	(2,926)	–	(21,215)
– Accrual for the restoration of oil and gas production facilities	(30,620)	(1,007)	–	(31,627)
– Additional inventory provision	(900)	(355)	–	(1,255)
– Capitalisation of leases	(35)	35	–	–
– Repurchase of treasury shares	(1,645)	–	(27)	(1,672)
PER IAS CONSOLIDATED STATEMENTS	241,285	22,760	*31	264,076

* Exchange difference in connection with consolidation of foreign subsidiary

1998 (in HUF millions)	Net equity 1 January 1998	Retained profit attributable to shareholders	Other movements	Net equity 31 December 1998
Per statutory accounts	**304,498**	**49,151**	**12**	**353,661**
Effect of IAS consolidation	4,301	(1,219)	(1,440)	1,642
Minority interest under IAS	(5,718)	(571)	–	(6,289)
Subtotal	**303,081**	**47,361**	**(1,428)**	**349,014**
IAS adjustments				
– Deferred taxation	14,534	(1,924)	–	12,610
– Adjustment of depreciation on production assets on unit of production basis	7,449	(558)	–	6,891
– Additional depreciation of production assets due to impairment	(215)	73	–	(142)
– Reclassification of reserves	407	(33)	(12)	362
– Unrealised profits (Kiskungáz)	(105)	–	–	(105)
– Maintenance accrual	(5,306)	2,000	–	(3,306)
– Provision for environmental liabilities	(21,215)	344	–	(20,871)
– Accrual for the restoration of oil and gas production facilities	(31,627)	(807)	–	(32,434)
– Additional inventory provision	(1,255)	(412)	–	(1,667)
– Repurchase of treasury shares	(1,672)	–	(1,634)	(3,306)
– Profit on sale of treasury shares	–	(660)	660	–
PER IAS CONSOLIDATED STATEMENTS	264,076	45,384	(2,414)	307,046

NOTE 26 – RECONCILIATION BETWEEN HAR UNCONSOLIDATED FINANCIAL STATEMENTS OF MOL AND IAS CONSOLIDATED FINANCIAL STATEMENTS (continued)

PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES PRESCRIBED BY HUNGARIAN LAW ON ACCOUNTING ("HAR") AND INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject only to minor modifications since that date. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they differ in certain respects from IAS.

(a) General differences

(i) Provisions

HAR limits the establishment of provisions to those intended to cover doubtful receivables, guarantee obligations imposed by law and certain planned severance payments. Such provisions are not mandatory.

Under IAS provision is made for any likely quantifiable commitments or losses. The most common additional provisions required are those related to environmental liabilities and legal claims against a company.

(ii) Deferred taxation

IAS requires the establishment of a deferred tax balance in respect of temporary differences in the timing of the recognition of revenues and expenses for financial reporting and income tax purposes. HAR does not recognise the concept of deferred taxation.

(b) Oil industry specific differences

(i) Depreciation of production assets

Prior to 31 December 1996, MOL Rt. depreciated production assets on a straight-line basis over certain standardised estimated asset lives. Under IAS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field.

Under IAS an adjustment is made to write production assets down to fair values in the event that a particular field is loss making. No such adjustment is made under HAR.

(ii) Accrual of restoration costs

No provision is made under HAR for the expected costs of restoring well sites and related properties following the termination of production. Under IAS such costs are accrued over the productive life of the site on a unit of production basis.

(iii) Accrual of significant maintenance costs

Under HAR all maintenance costs are expensed as incurred. It is normal industry practice in IAS financial statements for the costs of major refinery maintenance to be accrued evenly over the period between each such maintenance period.

NOTES 27 – NOTES TO THE STATEMENTS OF CASH FLOW (in HUF millions)

a) Reconciliation of operating profit to net cash provided by operating activities.

	1994	1995	1996	1997	1998
Operating profit	674	8,844	32,242	50,007	72,356
Adjustments to reconcile operating profit to net cash provided by operating activities:					
Depreciation, depletion and amortisation (Note 2)	29,350	29,760	27,575	37,579	40,885
Changes in environmental provision	2,900	2,346	(5,557)	2,926	(344)
Changes in other provisions	(855)	974	5,280	121	3,237
Write-back of Tunisia provisions	–	–	(2,096)	–	–
Write-off of exploration costs (Note 3)	–	–	987	–	–
Net gain on sale of fixed assets	(12)	(317)	(221)	(398)	(309)
Write-downs of fixed assets (Note 5)	933	870	722	1,430	1,164
Effect of sale of subsidiary	–	(216)	–	–	–
Amortisation of goodwill	–	–	–	–	519
Amortisation of negative goodwill	–	–	123	(198)	(544)
Exploration and development costs expensed in the year	7,189	9,933	8,348	8,892	10,098
Changes in operating assets and liabilities					
Inventories	742	(17,811)	(11,163)	(20,885)	(5,688)
Accounts receivable	5,898	(15,646)	(8,481)	(12,547)	(8,459)
Other receivables	568	(5,214)	(2,224)	(7,203)	2,842
Accounts payable	4,855	1,920	8,557	1,838	(3,329)
Other current liabilities	(5,530)	10,043	12,280	16,228	(1,915)
NET CASH PROVIDED BY OPERATING ACTIVITIES	46,712	25,486	66,249	77,790	110,513

(b) Analysis of the net (outflow) / inflow of cash in respect of the purchase of subsidiary undertakings (1997 = MOL Romania Petroleum Products S. R. L. 1996 = Nitrogénművek Rt.)

in HUF millions	1996	1997	1998
Cash at bank and in hand acquired	1,550	106	–
Cash consideration	(124)	(1,345)	–
Net (outflow)/inflow of cash in respect of the purchase of subsidiary	1,426	(1,239)	–

(b) Analysis of the net (outflow) / inflow of cash in respect of the purchase of subsidiary undertakings (1997 = MOL Romania Petroleum Products S. R. L. 1996 = Nitrogénművek Rt.) (continued)

Purchase of subsidiary undertakings (in HUF millions)	1996	1997	1998
Intangible assets	6	–	–
Tangible assets	1,607	880	–
Investments	23	–	–
Inventories	1,671	–	–
Accounts receivable	839	34	–
Other receivables	460	126	–
Short-term investments	640	–	–
Cash	1,550	106	–
Provisions	(15)	–	–
Accounts payable	(151)	(52)	–
Other liabilities	(1,115)	–	–
Minority shareholders' interests	(1,665)	–	–
	3,850	1,094	[illegible]
Goodwill/Negative goodwill	(2,574)	251	–
Share in results of undertaking as associated company prior to purchase of controlling interest	(888)	–	–
	388	1,345	[illegible]
Represented by			
Investment purchased in year	124	1,345	–
Investment purchased in previous years	264	–	–
TOTAL	388	1,345	[illegible]

(c) Increase in long-term debt

in HUF millions	1994	1995	1996	1997	1998
Increase in long-term debt	12,834	19,891	19,817	92,279	129,271
Non cash-flow element: unrealised exchange losses	(879)	(2,443)	(3,165)	(8,059)	(10,317)
Total issuance of other long-term debt	11,955	17,448	16,652	84,220	118,954

d) Effect of bringing additional companies into the consolidation (1997 = Börzsönygáz Kft., Terméktároló Rt., ZAB Rt., Dunafiksz Kft., MOL Slovensko spol s.r.o. and MOLTRANS Kft. 1996 = MOL-Lízing Kft.)

Net assets brought in (in HUF millions)	1996	1997	1998
Intangible assets	–	30	–
Tangible assets	908	8,898	–
Inventories	–	274	–
Trade receivables	–	77	–
Other receivables	96	948	–
Short-term investments	–	1,351	–
Cash	–	1,063	–
Long-term loans	–	(2,585)	–
Accounts payable	(355)	(186)	–
Short-term loans	–	(144)	–
Other liabilites	(488)	(598)	–
Minority shareholders' interests	–	(2,176)	–
	161	6,952	–
Negative goodwill	–	(1,758)	–
	161	5,194	–
Represented by			
Book value of investment – in year	150	2,097	–
– in previous years	–	3,102	–
Excess of equity over book value (taken to other income)	11	62	–
Deficit of equity to book value (charged to other expenses)	–	(67)	–
TOTAL	161	5,194	–

e) Analysis of the net inflow of cash in respect of the sale of subsidiary undertakings (Mobilsped Kft. and Dunarent Kft.)

in HUF millions	1997	1998
Cash consideration	240	–
Less: cash at bank and in hand disposed of	(45)	–
Net inflow of cash in respect of sale of subsidiary	195	–
Net assets disposed	–	
Tangible fixed assets	255	–
Investments	3	–
Inventories	52	–
Accounts receivable	34	–
Other receivables	147	–
Short-term investments	3	–
Accounts payable	(25)	–
Short-term debt	(1)	–
Other liabilities	(64)	–
	404	–
Loss on sale (Note 6)	(209)	–
TOTAL	195	–

NOTE 28 – SUBSEQUENT EVENTS

On 24 March 1999 NATO forces commenced a bombing campaign against Serbia. MOL Rt. undertakes business transactions with various companies in Serbia and at 31 December 1998 total amounts receivable from such transactions amounted to HUF 4,766 millions net of provisions. The equivalent balance at 24 March 1999 was HUF million 2,735. It cannot currently be determined to what extent the Serbian counterparties' ability to settle the outstanding balances will be adversely affected by the bombing campaign.

Report of the Supervisory Board

Report to the parent company (MOL Rt.) and consolidated (MOL Group) financial statements for the 1998 financial year

The majority of Supervisory Board members had no opportunity to participate in the actual operations of the company during the year 1998. Consequently this report on the 1998 financial statements is primarily based on the auditors' opinion, experiences of the internal audit, and comments made by Supervisory Board members, who held such offices in 1998. The Supervisory Board states as follows:

- The books of MOL Rt., providing the basis for financial statements, were kept in accordance with the Accounting Law and the Accounting Policy of the company. All balance sheet item values are supported by adequate data and measuring methods in line with current regulations. Determination of the corporate income tax charge took place according to current laws. The company fulfilled its filing and payment obligations to the Central Budget. The financial statements of the company for 1998 present a fair and reliable view of its operations.
- The third tranche of the company's privatisation process was completed in 1998. The number of domestic investors increased significantly while the State's interest was reduced further. Following this transaction in the spring of 1998, the share of domestic and international institutional shareholders increased to above 50%. At the end of 1998 the ÁPV Rt. owned 25%+1 of the shares. The share price expressed in Forint terms increased by about 20% during the year despite hectic stock price movements on the Stock Exchange. MOL Rt. contributes a significant portion of the total capitalisation of the Budapest Stock Exchange and its shares are among the most liquid securities.
- MOL Rt., the leading oil company in the region, operates 363 domestic filling stations, 208 of which comply with MOL 2000 standards, and runs 50 filling stations abroad. International exploration has been extended as planned. Currently, 12 exploration projects are operated mainly in the Mediterranean and the Middle East. In 1998, MOL Rt.'s first international crude oil production operations started in Tunisia. As a result of ongoing development of the information system and continued restructuring, the company's operations have become more effective and transparent.
- The Company increased its market shares both in wholesale and retail marketing in 1998. Almost all business units surpassed their 1997 result. Operating profit has risen by nearly 50%, which is a reflection of improvements in profitability and efficiency. Financial results improved partly due to capital gains realised on the sales of the Pannon GSM and PB-Gázszerviz minority stakes. The gearing ratio of the company has risen but stayed below the level prescribed by the Board of Directors. The financial position of MOL Rt. is stable, its liquidity ratios have improved.
- In the opinion of the Supervisory Board, the situation in MOL Rt.'s internal governance and possibility of control has significantly improved.
- The MOL Group also had a very successful year. The profit after taxation of the 22 subsidiaries involved in the full consolidation also grew significantly.
- The Supervisory Board supports the dividend proposal of the Board of Directors which is in line with improvements in profitability and in securing a growth balance for further development. Retained profit for the year provides sufficient funds to finance future development projects, a major part of which are expected to be covered by debt facilities.

The Supervisory Board proposes that the Annual General Meeting approve the audited unconsolidated financial statements of MOL Rt. with a balance sheet total of HUF 582,628,379,000 and profit after taxation of HUF 57,935,303,000 and a dividend of HUF 90 per share and the 1998 audited consolidated financial statements of the MOL Group with a balance sheet total of 611,312,259,000 and profit after taxation of HUF 56,477,819,000.

Budapest, April 22, 1999

On behalf of the Supervisory Board of MOL Rt.:



dr. János Lukács
chairman

Report of the Independent Auditor to the HAR Consolidated Financial Statements

Deloitte & Touche



Nádor u. 21.
H-1051 Budapest, Hungary
P.O. Box 503
H-1397 Budapest, Hungary

Telephone: (36-1) 428-6800
Facsimile: (36-1) 428-6801

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited in accordance with International Standards on Auditing the consolidated financial statements of MOL Magyar Olaj- és Gázipari Rt. and subsidiaries (the "Group") for the year ended December 31, 1998, prepared in accordance with Hungarian Law XVIII of 1991 on Accounting from which the accompanying summarized consolidated financial statements were derived. In our report dated March 30, 1999, we expressed an unqualified opinion on the consolidated financial statements from which the accompanying summarized consolidated financial statements were derived.

In our opinion, the accompanying summarized consolidated financial statements are consistent, in all material respects, with the consolidated financial statements from which they were derived.

For a better understanding of the Group's financial position as of December 31, 1998 and the consolidated results of its operations in accordance with Hungarian Law XVIII of 1991 on Accounting for the year then ended and of the scope of our audit, the accompanying summarized consolidated financial statements should be read in conjunction with the consolidated financial statements from which the summarized consolidated financial statements were derived and our audit report thereon.

Budapest, March 30, 1999

Daniel Stewart-Roberts
Deloitte & Touche
000083

Dr. Nagy János
registered auditor
003755

Deloitte Touche Tohmatsu

HAR Consolidated Financial Statements

Income Statements

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
01.	Net domestic sales revenues	225,832	288,246	417,662	538,380	524,165
02.	Net export sales revenues	44,373	59,337	78,378	95,285	106,185
I.	**Net sales revenues**	270,205	347,583	496,040	633,665	630,350
II.	**Other revenues**	7,051	7,425	9,029	13,405	11,546
II/A	**Difference increasing consolidated profit**	5	25	–	882	–
03.	Capitalised value of own produced assets	1,376	3,450	6,901	11,434	21,509
04.	Changes of own produced inventories	(330)	3,907	346	5,014	1,492
III.	**Capitalised value of own performance**	1,046	7,357	7,247	16,448	23,001
05.	Raw material costs	82,590	110,642	150,279	185,511	167,933
06.	Value of material-type services used	14,487	18,792	22,573	30,179	34,050
07.	Cost of goods purchased for resale	70,903	89,285	142,268	181,908	205,745
08.	Value of subcontractors' performance	2,789	2,092	4,166	5,605	20,766
IV.	**Material-type expenditures**	170,769	220,811	319,286	403,202	428,494
09.	Wages and salaries	15,325	17,249	22,027	27,024	31,874
10.	Other payment to personnel	2,628	3,004	4,279	6,657	7,725
11.	Social insurance contributions	7,193	8,155	10,079	12,362	14,848
V.	**Personnel expenditures**	25,146	28,408	36,385	46,043	54,447
VI.	**Depreciation and amortisation**	31,408	30,022	28,914	37,317	40,790
VII.	**Other costs**	8,642	13,700	22,957	29,817	38,897
VIII.	**Other expenditures**	39,974	60,543	82,744	100,782	38,896
VIII/A	**Different decreasing consolidated profit**	171	–	1	82	1,753
A.	OPERATING PROFIT	2,197	8,906	22,029	48,005	61,620
12.	Interest received and interest-related revenues	850	1,395	1,946	3,128	6,177
13/a.	Dividend from associates	117	1,123	1,038	1,054	1,643
13/b	Dividend from other companies	129	–	76	252	321
14.	Other revenues from financial transactions	3,864	729	3,294	2,448	8,823
IX.	**Financial income**	4,960	3,247	6,354	6,882	16,964
15.	Interest paid and interest-related payments	5,674	7,640	7,135	8,291	12,191
16.	Write-off of financial investments	27	11	97	65	1,736
17.	Other expenditures from financial transactions	3,107	801	315	201	1,363
X.	**Financial expense**	8,808	8,452	7,547	8,557	15,290
B.	FINANCIAL RESULT	(3,848)	(5,205)	(1,193)	(1,675)	1,674
C.	PROFIT/(LOSS) BEFORE TAXATION	(1,651)	3,701	20,836	46,329	63,294
XI.	**Extraordinary income**	2,595	5,183	2,171	3,127	4,807
XII.	**Extraordinary expense**	2,894	4,691	2,398	4,274	4,732
D.	EXTRAORDINARY PROFIT/(LOSS)	(299)	492	(227)	(1,147)	75
E.	PROFIT/(LOSS) BEFORE TAXATION	(1,950)	4,193	20,609	45,182	63,369
XIII.	TAX PAYABLE	948	411	4,237	9,021	7,568
XIII/A.	**Latent tax from consolidation**	(333)	(85)	(235)	(489)	(677)
F.	PROFIT/(LOSS) AFTER TAXATION	(2,565)	3,867	16,307	36,650	56,478
F/1	Dividend paid (approved)	16	885	3,994	8,103	8,817
G.	RETAINED PROFIT/(LOSS) FOR THE YEAR	(2,581)	2,982	12,513	28,557	47,661

HAR Consolidated Financial Statements

Balance Sheet

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
01. A.	**FIXED ASSETS**	**234,050**	**245,786**	**267,287**	**312,158**	**387,212**
02. I.	INTANGIBLE FIXED ASSETS	1,606	1,695	4,931	6,197	5,011
03	Rights	250	319	293	487	470
04	Goodwill	–	0	0	0	–
05.	Intellectual property	1,211	1,225	1,541	1,966	3,251
06.	Capitalised value of research and development	145	151	3,097	3,732	1,278
07.	Capitalised value of formation and restructuring expenses	–	–	–	12	12
08. II.	TANGIBLE FIXED ASSETS	222,799	231,518	248,897	286,067	338,681
09.	Land and buildings	158,181	164,412	177,868	188,099	213,809
10.	Technical equipment, machinery, vehicles	46,609	41,745	47,605	53,599	66,541
11.	Other equipment and fittings	6,248	7,138	9,481	14,209	17,908
12.	Work in progress	11,424	17,636	13,408	29,352	38,697
13.	Advance payments for fixed assets	337	587	535	808	1,726
14. III.	LONG-TERM FINANCIAL INVESTMENTS	9,645	12,573	13,459	19,894	43,520
15.	Participations	8,067	11,451	11,876	14,842	35,936
16.	Securities	0	0	35	613	477
17.	Loans owed to the company	975	1,054	1,326	2,156	2,949
18.	Long-term bank deposits	582	21	70	0	–
19.	Active consolidation difference	21	47	152	2,283	4,158
20. B.	**CURRENT ASSETS**	**88,710**	**128,812**	**155,990**	**205,691**	**215,397**
21. I.	INVENTORIES	36,179	53,822	67,200	88,747	93,564
22.	Raw materials and consumable goods	12,373	15,146	17,981	18,147	19,276
23.	Goods purchased for resale	8,506	19,530	29,260	45,652	47,555
24.	Advance payments made towards inventories	244	184	96	83	377
25.	Livestock	0	0	0	0	–
26.	Work in progress	4,603	9,015	9,624	9,492	10,743
27.	Finished goods	10,453	9,947	10,239	15,373	15,613
28. II.	RECEIVABLES	44,819	67,659	75,696	99,988	104,275
29.	Accounts receivables (customers)	37,206	53,155	62,613	75,343	83,802
30.	Bills receivable	66	66	79	0	–
31.	Unpaid issued capital	–	–	–	–	–
32.	Receivable from shareholders	–	–	–	–	–
33.	Other receivables	7,214	14,020	12,350	23,493	18,594
34.	Active latent tax due to consolidation	333	418	654	1,152	1,879
35. III.	SECURITIES	616	1,272	5,750	4,685	6,748
36.	Bonds purchased for resale	519	–	328	9	95
37.	Treasury shares, share quotas, shares bought for resale	97	1,183	1,657	1,701	4,831
38.	Other securities	–	89	3,765	2,975	1,822
39. IV.	LIQUID ASSETS	7,096	6,059	7,344	12,271	10,810
40.	Cash	172	160	213	357	462
41.	Bank deposits	6,924	5,899	7,131	11,914	10,348
42. C.	**PREPAID EXPENSES**	**4,212**	**6,556**	**5,182**	**5,549**	**8,703**
43.	**TOTAL ASSETS**	**326,972**	**381,154**	**428,459**	**523,398**	**611,312**

HAR Consolidated Financial Statements

Balance Sheet (continued)

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
44. D	**SHAREHOLDERS' EQUITY**	**260,079**	**263,928**	**281,494**	**311,948**	**359,174**
45. I.	Issued share capital	97,560	98,400	98,400	98,400	98,400
46. II.	Capital reserve	162,759	162,922	166,713	166,713	166,713
47. III.	Retained earnings	2,172	(537)	1,690	12,832	40,405
48. IV.	Losses carried forward from previous years	–	–	–	–	–
49. V.	Retained profit/(loss) for the year	(2,581)	2,982	12,513	28,557	47,661
50. VI.	Changes in equity of subsidiaries (+/-)	–	(8)	484	2,749	4,589
51. VII.	Changes due to consolidation (+/-)	–	–	(1,226)	(2,113)	(4,125)
52.	– from debt consolidation	–	–	–	–	243
53.	– from elimination of unrealised intra-group profits	–	–	–	–	(4,368)
54. VIII.	Minority interest	169	169	1,694	4,810	5,531
55. E.	**PROVISIONS**	**2,123**	**1,647**	**5,923**	**3,846**	**5,506**
56.	Provision for expected losses	2,103	1,639	2,630	2,943	2,774
57.	Provision for expected obligations	20	8	3,220	803	2,708
58.	Other provisions	–	–	73	100	24
59. F.	**LIABILITIES**	**62,788**	**112,596**	**137,745**	**201,253**	**237,499**
60. I.	**LONG-TERM LIABILITIES**	**27,629**	**35,450**	**48,710**	**90,860**	**139,814**
61.	Investment and development credit	19,915	30,433	42,419	72,374	121,095
62.	Other long-term credit	1,960	1,067	838	788	565
63.	Long-term loans	1,937	2,085	1,866	2,122	2,074
64.	Outstanding bonds issued	2,002	50	52	10,052	10,000
65.	Obligations to shareholders	–	–	10	0	–
66.	Other long-term liabilities	–	–	–	289	141
67.	Passive consolidation difference	1,815	1,815	3,525	5,235	5,939
68. II.	**SHORT-TERM LIABILITIES**	**35,159**	**77,146**	**89,035**	**110,393**	**97,685**
69.	Advance payment received from customers	322	181	756	1,951	1,016
70.	Accounts payable (suppliers)	18,740	19,901	29,816	32,086	28,756
71.	Bills outstanding	–	–	22	1,055	70
72.	Short-term credit	4,771	34,761	24,494	22,591	16,103
73.	Short-term loans	736	555	418	462	705
74.	Other short-term liabilities	10,590	21,748	33,529	52,248	50,976
75.	Corporation tax debt (calculated) arising on consolidation	–	–	–	–	59
76. G.	**ACCRUED EXPENSES**	**1,982**	**2,983**	**3,297**	**6,351**	**9,133**
77.	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**326,972**	**381,154**	**428,459**	**523,398**	**611,312**

Report of the Independent Auditor to the HAR Unconsolidated Financial Statements

Deloitte & Touche



Nádor u. 21.
H-1051 Budapest, Hungary
P.O. Box 503
H-1397 Budapest, Hungary

Telephone: (36-1) 428-6800
Facsimile: (36-1) 428-6801

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.

We have audited in accordance with International Standards on Auditing the financial statements of MOL Magyar Olaj- és Gázipari Rt. (the "Company") for the year ended December 31, 1998, prepared in accordance with Hungarian Law XVIII of 1991 on Accounting, from which the accompanying summarized financial statements were derived. In our report dated March 19, 1999, we expressed an unqualified opinion on the financial statements from which the accompanying summarized financial statements were derived.

In our opinion, the accompanying summarized financial statements are consistent, in all material respects, with the financial statements from which they were derived.

For a better understanding of the Company's financial position as of December 31, 1998 and the results of its operations in accordance with Hungarian Law XVIII of 1991 on Accounting for the year then ended and of the scope of our audit, the accompanying summarized financial statements should be read in conjunction with the financial statements from which the summarized financial statements were derived and our audit report thereon.

Budapest, March 19, 1999

Daniel Stewart-Roberts	Dr. Nagy János
Deloitte & Touche	registered auditor
000083	003755

Deloitte Touche Tohmatsu

Unconsolidated HAR Financial Statements

Income Statement

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
01	Net domestic sales revenues	220,516	283,638	398,245	521,518	498,148
02.	Net export sales revenues	43,675	58,690	71,068	82,106	77,317
I.	**Net sales revenues**	**264,191**	**342,323**	**469,313**	**603,624**	**575,465**
II.	**Other revenues**	**6,906**	**7,383**	**8,609**	**11,970**	**8,838**
03.	Capitalised value of own produced assets	1,267	2,753	4,198	5,180	11,654
04.	Changes of own produced inventories	(351)	3,669	264	3,298	619
III.	**Capitalised value of own performance**	**916**	**6,422**	**4,462**	**8,478**	**12,273**
05.	Raw material costs	80,468	108,291	144,857	177,232	157,705
06	Value of material-type services used	18,912	24,373	31,973	37,503	47,476
07.	Cost of goods purchased for resale	70,016	87,546	127,085	162,718	172,778
08.	Value of subcontractors' performance	413	582	937	8,281	9,864
IV.	**Material-type expenditures**	**169,809**	**220,792**	**304,852**	**385,734**	**387,823**
09.	Wages and salaries	13,173	14,934	17,709	19,953	22,953
10.	Other payments to personnel	2,209	2,518	3,508	5,196	5,931
11.	Social insurance contributions	6,195	7,073	8,157	9,179	10,924
V.	**Personnel expenditures**	**21,577**	**24,525**	**29,374**	**34,328**	**39,808**
VI.	**Depreciation and amortisation**	**30,283**	**28,719**	**26,801**	**33,918**	**35,998**
VII.	**Other costs**	**8,071**	**12,952**	**21,820**	**27,168**	**37,150**
VIII.	**Other expenditures**	**39,468**	**60,209**	**81,162**	**97,274**	**34,839**
A.	**OPERATING PROFIT**	**2,805**	**8,933**	**18,375**	**45,650**	**60,958**
12.	Interest received and interest-related revenues	872	1,361	1,200	2,103	6,144
13.	Dividend and profit-sharing received	255	395	1,541	2,935	2,770
14.	Other revenues from financial transactions	3,848	686	3,014	1,182	7,977
IX.	**Financial income**	**4,975**	**2,442**	**5,755**	**6,220**	**16,891**
15.	Interest paid and interest-related payments	5,635	7,530	6,922	7,819	11,647
16.	Write-off of financial investments	25	3	–	240	995
17.	Other expenditures from financial transactions	3,106	773	285	325	1,327
X.	**Financial expenses**	**8,766**	**8,306**	**7,207**	**8,384**	**13,969**
B.	**FINANCIAL RESULT**	**(3,791)**	**(5,864)**	**(1,452)**	**(2,164)**	**2,922**
C.	**PROFIT/(LOSS) BEFORE TAXATION**	**(986)**	**3,069**	**16,923**	**43,486**	**63,880**
XI.	**Extraordinary income**	**2,558**	**5,141**	**1,995**	**2,898**	**18,663**
XII.	**Extraordinary expense**	**2,845**	**4,512**	**1,944**	**3,974**	**18,612**
D.	**EXTRAORDINARY PROFIT/(LOSS)**	**(287)**	**629**	**51**	**(1,076)**	**51**
E.	**PROFIT/(LOSS) BEFORE TAXATION**	**(1,273)**	**3,698**	**16,974**	**42,409**	**63,931**
XIII.	**TAX PAYABLE**	**765**	**283**	**3,030**	**7,640**	**5,996**
F.	**PROFIT/(LOSS) AFTER TAXATION**	**(2,038)**	**3,415**	**13,944**	**34,769**	**57,935**
18.	Transfer from retained earnings	–	–	–	–	–
19.	Dividend paid (approved)	–	885	3,604	7,805	8,784
G.	**RETAINED PROFIT/(LOSS) FOR THE YEAR**	**(2,038)**	**2,530**	**10,340**	**26,963**	**49,151**

Unconsolidated HAR Financial Statements

Balance Sheet

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
01. A.	**FIXED ASSETS**	**235,381**	**247,738**	**267,230**	**303,652**	**375,335**
02. I.	**INTANGIBLE FIXED ASSETS**	**1,443**	**1,553**	**4,781**	**5,818**	**4,621**
03.	Rights	249	319	291	304	328
04.	Goodwill	–	–	–	–	–
05.	Intellectual property	1,102	1,142	1,437	1,816	3,024
06.	Capitalised value of research and development	92	92	3,053	3,698	1,269
07.	Capitalised value of formation and restructuring expenses	–	–	–	–	–
08. II.	**TANGIBLE FIXED ASSETS**	**217,828**	**227,606**	**240,347**	**261,184**	**301,658**
09.	Land and buildings	156,753	163,734	175,555	178,914	194,356
10.	Technical equipment, machinery, vehicles	43,192	38,787	41,617	42,530	50,488
11.	Other equipment and fittings	6,008	6,902	8,846	13,398	16,199
12.	Work in progress	11,606	17,669	13,788	25,840	39,245
13.	Advance payments for fixed assets	269	514	541	502	1,370
14. III.	**LONG-TERM FINANCIAL INVESTMENTS**	**16,110**	**18,579**	**22,102**	**36,650**	**69,056**
15.	Participations	14,642	17,471	20,357	34,189	66,454
16.	Securities	0	0	0	–	–
17.	Loans owed to the company	886	1,087	1,674	2,461	2,602
18.	Long-term bank deposits	582	21	71	–	–
19. B	**CURRENT ASSETS**	**85,362**	**123,903**	**145,093**	**191,761**	**200,455**
20. I	**INVENTORIES**	**34,873**	**51,788**	**63,238**	**81,320**	**82,950**
21.	Raw materials and consumable goods	11,897	14,218	16,212	15,772	15,531
22.	Goods purchased for resale	8,009	18,914	28,140	43,390	44,676
23.	Advance payments made towards inventories	75	94	59	34	–
24.	Livestock	0	0	0	0	–
25.	Work in progress	4,453	8,631	9,312	9,156	9,936
26.	Finished goods	10,439	9,931	9,515	12,968	12,807
27. II.	**RECEIVABLES**	**43,465**	**65,875**	**74,807**	**102,362**	**108,447**
28.	Accounts receivable (customers)	35,777	51,917	59,908	71,181	77,020
29.	Bills receivable	–	–	–	–	–
30.	Unpaid issued capital	–	–	–	–	–
31.	Receivable from shareholders	–	–	–	–	–
32.	Other receivables	7,688	13,958	14,899	31,181	31,427
33. III.	**SECURITIES**	**616**	**1,183**	**2,142**	**1,683**	**4,779**
34.	Bonds purchased for resale	519	–	–	–	–
35.	Treasury shares, share quotas, shares bought for resale	97	1,183	1,657	1,683	4,779
36.	Other securities	–	–	485	–	–
37.	**LIQUID ASSETS**	**6,408**	**5,057**	**4,906**	**6,396**	**4,279**
38.	Cash	166	152	196	276	369
39.	Bank deposits	6,242	4,905	4,710	6,120	3,910
40. C	**PREPAID EXPENSES**	**4,064**	**6,360**	**5,225**	**5,349**	**6,838**
41.	**TOTAL ASSETS**	**324,807**	**378,001**	**417,549**	**500,762**	**582,628**

Unconsolidated HAR Financial Statements

Balance Sheet (continued)

PREPARED IN ACCORDANCE WITH THE HUNGARIAN LAW ON ACCOUNTING (IN HUF MILLIONS)

No.	Name	1994	1995	1996	1997	1998
42. D	**SHAREHOLDERS' EQUITY**	**260,453**	**263,729**	**277,591**	**304,499**	**353,661**
43. I.	Issued share capital	97,560	98,400	98,400	98,400	98,400
44. II.	Capital reserve	162,759	162,793	166,584	166,584	166,584
45. III.	Retained earnings	2,172	6	2,267	12,552	39,526
46. IV.	Losses carried forward from previous years	–	–	–	–	–
47. V.	Retained profit/(loss) for the year	(2,038)	2,530	10,340	26,963	49,151
48. E	**PROVISIONS**	**2,020**	**1,576**	**5,027**	**2,831**	**4,308**
49.	Provision for expected losses	2,020	1,576	2,477	2,831	2,558
50.	Provision for expected obligations	–	–	2,550	–	1,750
51.	Other provisions	–	–	–	–	–
52. F	**LIABILITIES**	**60,466**	**109,817**	**132,025**	**186,512**	**215,511**
53. I.	**LONG-TERM LIABILITIES**	**25,765**	**33,595**	**45,124**	**79,633**	**126,535**
54.	Investment and development credit	19,866	30,393	42,402	66,427	114,424
55.	Other long-term credit	1,960	1,190	803	777	–
56.	Long-term loans	1,937	1,962	1,866	2,122	2,044
57.	Outstanding bonds issued	2,002	50	53	10,052	10,000
58.	Obligations to shareholders	–	–	–	–	–
59.	Other long-term liabilities	–	–	–	255	67
60. II.	**SHORT-TERM LIABILITIES**	**34,701**	**76,222**	**86,901**	**106,879**	**88,976**
61.	Advance payment received from customers	262	51	690	1,893	851
62.	Accounts payable (suppliers)	17,963	19,167	27,823	27,376	22,340
63.	Bills outstanding	–	–	–	1,010	–
64.	Short-term credit	4,553	34,441	23,920	20,994	13,422
65.	Short-term loans	735	497	418	309	679
66.	Other short-term liabilities	11,188	22,066	34,050	55,297	51,684
67.	**ACCRUED EXPENSES**	**1,868**	**2,879**	**2,906**	**6,920**	**9,148**
68.	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**324,807**	**378,001**	**417,549**	**500,762**	**582,628**

Glossary of Industrial and Financial Terms

Industrial Terms

Average production cost
Includes the cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent)
Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel
Barrel is the key imperial measure used in the crude oil industry, one tonne is equivalent to 7.3 barrels (for crude oil).

Brent type crude oil
Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates
General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant
Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation
The utilisation of the primary distillation capacity of a refinery.

Development borehole
Development borehole is the deepening of a borehole that is made in order to operate known sites in a mining area.

Downstream, DS
Refining and Marketing Division

Dry well
An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce a quantity of crude oil or natural gas which would make it worthwhile developing into a well.

Enhanced Oil Recovery
Totality of processes/technologies that can be used to recover more oil (e.g., burning procedure, interventions influencing the flow profile) relative to the primary (using no auxiliary energy) and secondary methods (not qualified as EOR, e.g., water injection, not blending gas injection).

Exploration borehole
Deepening of an exploration borehole to discover profitable crude oil and/or natural gas reserves in an area of exploration or to limit already known sites and to expand their areas and reserves.

Field development
Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production
Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

Horizontal drilling
Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association
Association of the most important Hungarian crude oil product trading companies.

KKKSz
Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF
Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise
A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Rt.

Natural Gas Liquids
Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production
Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates steam volume.

Net production
Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Primary product
Product of primary importance in the refining process (motor fuels, fuel and heating oils).

Proved developed non-producing reserve
The reserve that can be extracted from existing wells during the period of time available, but, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.
Proved developed producing reserve
The reserve that can be extracted from existing wells during the period of time available for production.
Proved reserve
Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.
Proved undeveloped reserve
Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.
Refining margin
Difference between the price of oil products and raw materials.
Reserve
Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a giving point in time under the actual economic circumstances and government regulation.
Residue upgrading project
To transform residues (fuel oil) from oil refining into more valuable white products.
Royalty
By virtue of prevailing international practise and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. In Hungary currently 12% (since January 1, 1998)
Secondary products
Products necessarily generated (not used for energy) during the production of primary refined products.
toe (tonne of crude oil equivalent)
Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. In practice, we understand, as a rule, 1200 Nm^3 gas under 1 toe.
Upstream, (US)
Exploration and Production Division
White products
Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, high value products).

Financial Terms

GDR
Global Depository Receipt, depository certificates issued by a foreign depository on the issuer's shares, which are deposited with a Hungarian custodian.
Capitalisation
Number of shares (issued share capital) multiplied by the actual stock market price.
Return On Capital Employed
Net income before minority interest and adjusted for special items and after adding back after-tax interest charges (including FX losses on currency loans), divided by capital employed as defined as shareholders' equity, minorities and total debt.
Net income
Profit after taxation after the Group's share of associated companies and in profits deduction of minority interest.
Shareholder return
Return resulting from the movements of the share price and the amount of dividend paid.
Return On Equity
Net income before special items divided by shareholders' equity.
Special items
Non-recurring items, (revenues and expenditures) before taxation.
Operating cash flow
Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Key Operating Data 1992-1998

NET PROVED DEVELOPED AND UNDEVELOPED RESERVES	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Major fields, HUNGARY						
December 31, 1994	34,367	1,214	8,873	64,776	36,582	267.1
December 31, 1995	32,122	1,134	6,175	45,078	32,074	234.1
December 31, 1996	33,225	1,173	5,467	39,908	32,254	235.5
December 31, 1997	30,668	1,083	4810	35,109	29,535	215.6
December 31, 1998	28,180	995	4,209	30,726	26,929	196.6
Major fields and remaining other properties, HUNGARY						
December 31, 1994	**49,351**	**1,743**	**11,108**	**81,091**	**50,904**	**371.6**
Revision of previous estimates	1,296	46	(1,319)	(9,629)	(274)	(2.0)
Extension and discoveries	–	–	–	–	–	–
Production	(4,177)	(148)	(1,407)	10,271	(4,775)	(34.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1995	**46,471**	**1,641**	**8,383**	**61,196**	**45,851**	**334.7**
Revision of previous estimates	334	12	104	757	373	2.7
Extension and discoveries	–	–	722	5,271	722	5.3
Production	(4,101)	(145)	(1,215)	(8,869)	(4,521)	(33.0)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1996	**42,704**	**1,508**	**7,994**	**58,355**	**42,424**	**309.7**
Revision of previous estimates	584	21	285	2,081	756	5.6
Extension and discoveries	–	–	1236	9,023	1,236	9.0
Production	(3,785)	(134)	(1,168)	(8,526)	(4,220)	(30.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1997	**39,503**	**1,395**	**8,347**	**60,932**	**40,196**	**293.4**
Revision of previous estimates	(1,761)	(62)	(1,140)	(8,322)	(2,560)	(18.7)
Extension and discoveries	1,384	49	592	4,322	1,708	12.5
Production	(3,682)	(130)	1,131	(8,256)	4,100	(29.9)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1998	**35,444**	**1,252**	**6,688**	**48,675**	**35,244**	**257.3**
TUNISIA						
December 31, 1997	**722**	**25**	**1,223**	**8,928**	**1,805**	**13.2**
Revision of previous estimates	–	–	–	–	–	–
Extension and discoveries	319	11	512	3,738	769	5.6
Production	(3)	–	(4)	(29)	(6.0)	(0.1)
Purchase/sale of minerals in place	–	–	–	–	–	–
December 31, 1998	**1,038**	**36**	**1,731**	**12,636**	**2,568**	**18.7**
TOTAL HYDROCARBON RESERVES AS OF DECEMBER 31, 1998	**36,482**	**1,288**	**8,399**	**61,312**	**37,812**	**276.0**

AVERAGE PRODUCTION COSTS	1993	1994	1995	1996	1997	1998
Natural gas						
USD/MMcf	369.0	436.0	394.7	417.8	436.6	444.9
Crude oil						
USD/Bbl	6.29	6.04	5.10	5.29	5.78	6.00

EXPLORATION DATA	1992	1993	1994	1995	1996	1997	1998
Wells tested	**60**	**51**	**35**	**38**	**35**	**33**	**43 (3)**
of which exploration wells (of which foreign)	39	31	17	17	20	16	16 (3)
crude oil (of which foreign)	7	7	5	4	2	5	5 (1)
natural gas (of which foreign)	13	11	1	–	6	2	2 (0)
dry well (of which foreign)	19	13	11	12	12	9	9 (2)
of which development wells (of which foreign)	21	20	18	21	15	17	27 (0)
crude oil (of which foreign)	18	3	3	7	4	12	14 (0)
natural gas (of which foreign)	2	14	14	12	11	5	12 (0)
dry well (of which foreign)	1	3	1	2	–	–	1 (0)

HYDROCARBON PRODUCTION (GROSS FIGURES)	1992	1993	1994	1995	1996	1997	1998
Crude oil, kt	1,825	1,709	1631	1,669	1,477	1,360	1,258
Condensates, kt	397	452	475	488	438	388	357
LPG, kt	227	214	221	206	172	167	158
Other gas products, kt	71	53	69	82	106	100	90

NATURAL GAS SALES, MCM	1992	1993	1994	1995	1996	1997	1998
Domestic production (net dry)	4,744	5,037	4,846	4,837	4,663	4,365	3,872
Imported gas	5,065	5,871	5,562	6,811	8,947	8,080	8,728
Change in storage	54	(367)	(214)	(182)	(765)	(247)	(367)
TOTAL SOURCES	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**	**12,233**
Sales to gas distribution companies	7,057	7,654	7,518	8,350	9,318	9,094	8,954
Sales to power sector	1,313	1,326	1,471	1,532	1,784	1,496	1,900
Sales to industrial and other users	1,156	1,153	1,195	1,195	1,263	1,226	1,055
Losses and own consumption	337	408	438	389	480	382	324
TOTAL SALES AND LOSSES	**9,863**	**10,541**	**10,622**	**11,466**	**12,845**	**12,198**	**12,233**

NATURAL GAS PRICES, HUF/m^3	1992	1993	1994	1995	1996	1997	1998
Average import price	7.5	8.1	9.8	11.4	14.4	20.4	18.3
Average wholesale price (with transportation fee)	7.3	7.7	7.7	9.4	10.9	16.6	19.3
Average MOL sales price (with transportation fee)	7.6	7.9	7.9	9.7	11.2	16.9	19.3

LPG SALES, KT	1992	1993	1994	1995	1996	1997	1998
Domestic sales	296	274	249	266	332	290	272
Export sales	28	71	38	17	9	14	34
TOTAL SALES	**324**	**345**	**287**	**283**	**341**	**304**	**306**

CRUDE OIL PROCESSING, KT	1992	1993	1994	1995	1996	1997	1998
Domestic crude oil	1,764	1,656	1,565	1,573	1,451	1,335	1,208
Imported crude oil	4,923	5,224	4,659	5,286	5,070	5,362	5,627
Total crude oil processing	**6,687**	**6,880**	**6,224**	**6,859**	**6,521**	**6,697**	**6,835**
Condensates processing	381	449	454	475	437	363	341
Other feedstock	626	707	925	654	614	577	795
TOTAL THROUGHPUT	**7,694**	**8,036**	**7,603**	**7,989**	**7,572**	**7,637**	**7,971**
Contract and joint processing	809	865	796	530	214	281	280
Average distillation capacity used	**–**	**–**	**67**	**73**	**65**	**66**	**69**

CRUDE OIL PRODUCT SALES, KT	1992	1993	1994	1995	1996	1997	1998
Domestic sales	**6,112**	**5,601**	**5,370**	**5,288**	**5,213**	**5,359**	**5,528**
Gas and heating oils	2,146	1,636	1,543	1,334	1,478	1,566	1,661
Motor gasolines	1,293	1,116	1,002	1,049	1,077	1,157	1,211
Fuel oils	1,489	1,670	1,448	1,595	1,354	1,309	1,318
Special gasolines and naphtha	524	606	669	692	700	737	787
Bitumen	232	226	273	236	224	232	238
Lubricants	82	80	83	77	74	63	47
Other products	346	267	352	305	306	295	266
Export sales	**1,212**	**1,660**	**1,891**	**2,066**	**1,935**	**1,794**	**1,805**
Gas and heating oils	419	893	1,046	1,060	989	830	861
Gasolines	154	191	292	424	361	411	391
Lubricants	60	51	43	64	103	85	94
Bitumen	77	53	78	90	86	99	113
Other products	502	472	432	428	396	369	346
TOTAL CRUDE OIL PRODUCT SALES	**8,535**	**7,261**	**7,261**	**7,353**	**7,148**	**7,153**	**7,333**

AVERAGE HEADCOUNT	1992	1993	1994	1995	1996	*1997	1998
Exploration and Production	10,123	8,219	7,229	6,256	5,815	4,295	4,001
Refining and Marketing	11,176	10,703	9,934	9,485	9,193	6,991	7,168
Corporate Services	–	–	–	–	–	2,715	2,411
Headquarters and other	341	504	540	571	635	343	381
MOL Rt. total	**21,640**	**19,426**	**17,703**	**16,312**	**15,643**	**14,344**	**13,961**
Fully consolidated subsidiaries	–	–	2,920	2,808	4,297	5,676	6,179
MOL GROUP TOTAL	**21,640**	**19,426**	**20,623**	**19,120**	**19,940**	**20,020**	**20,140**

* Due to organisational restructuring within the Company, MOL Rt.'s total headcount figures are only directly comparable to the respective figures of the previous years.

CORPORATE Information

Date of foundation of MOL Rt.: October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the 1998 AGM held on April 29, 1998: Access to the Articles of Association can be requested from the Company.

Registered share capital: 98,400,000 registered class "A" ordinary shares with a par value of HUF 1,000 each and 1 registered class "B" preferred share with a par value of HUF 1,000 with special preferential rights attached.



Price and turnover of MOL shares
HUF
in millions
8000
7000
6000
5000
4000
3000
2000
1000
0
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1996
1997
1998
1999
MOL closing price on BSE
MOL turnover on BSE

Ownership Structure as of December 31, 1998

Number of shares	Number of shareholders	Voting right represented %	Category	Share in issued capital, thousand HUF	Share in issued capital, %
1–100	93,190	2.5	ÁPV Rt.	24,600,002	25.0
101–1,000	28,039	6.9	Foreign investors (mainly institutional)	54,095,066	54.9
1,001–5,000	1,187	2.5	Hungarian private and institutional investors	13,493,144	13.7
5,001–100,000	362	7.8	Municipalities	1,038,284	1.1
100,001–1,000,000	45	11.6	Employees and management	4,380,158	4.5
over 1,000,001	4	68.7	MOL Rt.	793,347	0.8
Total	**122,827**	**100.0**	**Total**	**98,400,001**	**100.0**

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes also listed by transaction. Magyar Tőkepiac can be contacted at the following address: H-1037 Budapest, Bojtár u. 64-66. Indicative bid and asks prices of MOL Rt.'s GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters. The following table shows trading data on MOL shares and GDRs for each quarter of 1998.

Period	BSE volume (no. of shares)	BSE closing price (HUF/share)	SEAQ volume (no. of GDRs)	SEAQ closing price (US$/GDR)
1st quarter	35,554,215	6,540	26,150,382	30.6
2nd quarter	44,733,419	5,900	38,539,100	26.9
3rd quarter	72,161,490	4,240	32,747,581	19.3
4th quarter	75,502,417	5,920	20,595,109	27.7

Remuneration of the Members of the Board of Directors and the Supervisory Board and Shares Held by Directors and Officers

Members of the Board of Directors received a total remuneration of HUF 7.5 million by the end of April 1998. From May to December a total of 3168 MOL shares were transferred to Directors as compensation (according to resolution 8 of the 1998 Annual General Meeting). Total remuneration of the Supervisory Board amounted to HUF 10.5 million in 1998. The table below shows the number of MOL shares held by the members of the Board of Directors, the Supervisory Board and the Senior Management as of December 31, 1998, including the number of share options made available under a share option scheme introduced in 1997.

NAME	POSITION	NUMBER OF SHARES	SHARE OPTIONS EXERCISABLE IN 1999/2000
János Csák	Chairman of the Board of Directors	190	–
Zoltán Mándoki	Chief Executive Officer	25,828	30,000
Dr. Dániel Magyari	Senior Vice President	9,768	20,000
Béla Cseh	Senior Vice President	17,110	20,000
Dr. Tibor Gulyás	Senior Vice President	9,693	20,000
Dr. Veronika Szentgyörgyi Dankné	Senior Vice President	11,342	20,000
Flórián Kugler	Senior Vice President	14,972	20,000
Gusztáv Lékai	Senior Vice President	15,218	19,334
Dr. Miklós Dobák	Member of the Board of Directors	717	–
Gábor Baranyai	Member of the Board of Directors	336	–
János Szitó	Member of the Board of Directors	2,973	–
Dr. Péter Hartmann	Member of the Supervisory Board	442	–
Dr. Sándor Lámfalussy	Member of the Supervisory Board	380	–
József Kudela	Member of the Supervisory Board	5	–
János Major	Member of the Supervisory Board	361	–
Zoltán Áldott	Director	2,081	–
János Kazal	Director	3,602	–
Dr. Balázs Orosz	Director	1,720	–

Bonus Shares and Share Options

MOL Rt. adopted a bonus share scheme in 1996 under which members of the Company's middle and senior management are eligible to receive bonus shares, provided the Company achieves certain profitability targets set by the Board of Directors annually. Both in 1996 and 1997 the Company exceeded the respective profitability targets and, consequently, the Board of Directors distributed 73,000 and 120,000 shares, respectively, among the managers. For 1998, the criterion is to reach a Return on equity (ROE) of at least 15% according to Hungarian Accounting Standards. In the same year, we launched, in addition to the bonus scheme, a five-year share option program under which the CEO and the Senior Vice Presidents of the Company are entitled to exercise call options on MOL shares – the CEO on 15,000 shares a year and each of the Senior Vice Presidents on 10,000 shares a year. The options are exercisable at a pre-set exercise price, which is recalculated each year in accordance with a formula that takes into account the expected rate of return on the Hungarian and international capital markets and the actual devaluation of the Hungarian Forint. In order to encourage our employees to become owners, there were shares allotted corresponding in value to half their monthly salary in 1998.

Structure of the MOL GROUP


EXPLORATION AND PRODUCTION COORDINATION
ENGINEERING
DEEP DRILLING AND WELL MEASUREMENT
MINING SURVEY
EXPLORATION AND PRODUCTION DIVISION
LAW
FINANCE
STRATEGY AND CONTROLLING
HUMAN RESOURCES
DOMESTIC EXPLORATION
INTERNATIONAL EXPLORATION AND PRODUCTION
DOMESTIC PRODUCTION AND STORAGE
CRUDE OIL AND NATURAL GAS TRANSPORTATION
NATURAL GAS TRADING
LPG AND GAS PRODUCTS TRADING

SUBSIDIARIES WITH MAJORITY MOL OWNERSHIP BELONGING TO MOL INVEST AND MOL HEADQUARTERS

Bitumenszerviz Kft.	100%	MOL Hotels Rt.	100%	Vasfu Kft.	100%
BIYO-Produkt Kft.	100%	MOL-Lízing Kft.	100%	MOL Reinsurance Ltd.	99%
Boksz Kft.	100%	Olajgép Kft.	100%	OLAJTRANSZ Kft.	98%
D.T.F. Kft.	100%	Pannon Petroleum Kft.	100%	Olajterv Rt.	86%
Dunafiksz Kft.	100%	Pentaszerviz Kft.	100%	MAK Kft.	65%
Dunakontroll Kft.	100%	Petrolszerviz Kft.	100%	Nitrogénművek Rt.	59%
General Gomsz Kft.	100%	Petrolszolg Kft.	100%	Lenti Olajipari Gépgyár (indirect ownership)	56%
Gépkontroll Kft.	100%	Petrolteam Kft.	100%		
Kariszolf Kft.	100%	Rotary Rt.	100%	Magyar Bycosin Kft.	53%
Kunpetrol Kft.	100%	Turbo Team Kft.	100%		

SUBSIDIARIES WITH MAJORITY MOL OWNERSHIP BELONGING TO EXPLORATION AND PRODUCTION

Börzsönygáz Kft.	100%	MOL Nile Ltd.	100%	MOL Yemen Ltd.	100%	Balatongáz Kft.	75%
GES Kft.	100%	MOL North Africa Ltd.	100%	PB Tároló Kft.	100%	Alfagas Kft.	60%
Geoinform Kft.	100%	MOL Pakistan BV	100%	Szeb Gáz Kft.	100%	Turulgáz Rt.	58%
Hunpetro Olajipari Kft.	100%	MOL Qatar Ltd.	100%	Dél-Borsodi Gázközmű Kft.	98%	ZAB Rt.	56%
MOL Albania Ltd.	100%	MOL Syria BV	100%	Mátragáz Kft.	98%	Kiskungáz Rt.	50%
MOL CIS Ltd.	100%	MOL Samburg Ltd.	100%	Zsámbékgáz Rt.	96%		
MOL Greece Ltd.	100%	MOL Tunisia Ltd.	100%	Bihari Gáz-Közmű Kft.	93%		

GENERAL MEETING

SUPERVISORY BOARD

BOARD OF DIRECTORS

SECRETARIAT

CHIEF EXECUTIVE OFFICER

INTERNAL AUDIT

CORPORATE SERVICES

CAPITAL MARKETS

COMMUNICATIONS

REFINING AND MARKETING DIVISION

REFINING AND MARKETING COORDINATION

MARKET DEVELOPMENT

NETWORK CONTROL

DEVELOPMENT AND RESEARCH

LUBRICANTS

BITUMEN

FILLING STATION NETWORK

REFINING AND LOGISTICS

WHOLESALE MARKETING

SUBSIDIARIES WITH MAJORITY MOL OWNERSHIP BELONGING TO REFINING AND MARKETING

MOL-Agram d. o. o.	100%	MOL Zakarpatia tov.	99%	Izobutilén Kft.	68%
MOL-Benz d. o. o.	100%	MOL-Romania S.R.L.	94%	MOL Halas Kft.	54%
MOL-CHEM Kft.	100%	Hexán Kft.	91%	Kőolajtároló Rt.	51%
MOL-Romania P.P. S.R.L.	100%	Combisped Kft.	90%		
MOL Slovensko spol. s. r. o.	100%	MOL-Austria GmbH.	75%		
MOLTRADE-Mineralimpex Rt.	100%	Terméktároló Rt.	74%		
MOLTRANS Kft.	100%	Carrier Oil Kft.	70%		

SHAREHOLDER
Information

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H-1117 Budapest, Október huszonharmadika u. 18
H-1502 Budapest, Pf.: 22
Tel. (36-1) 209-0000, 209-1010, 209-2020

Shareholder Relations

Capital Markets Directorate – investor and analyst relations, stock exchange prices, public documents

H-1117 Budapest, Október huszonharmadika u. 18
Tel. (36-1) 464 0726 and 464 0774, Fax: (36-1) 464-1760

e-mail: zaldott@mol.hu or sczenthe@mol.hu

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: (36-1) 429-6636 Fax: (36-1) 429-6654

GDR Information

The Bank of New York
101 Barclay Street New York, New York 10286, USA
Tel.: (00 1 212) 815-2042, Fax: (00 1 212) 571-3050

Announcements

The company publishes its announcements in the "Napi Gazdaság" Hungarian daily and in cases required by legislation also in "Cégközlöny" (Company Bulletin) and "Magyar Tőkepiac' (Hungarian Capital Market, official journal of the Hungarian Money and Capital Markets Supervisory Board, the Budapest Stock Exchange and the Budapest Commodity Exchange). Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet', national daily newapapers.

You are welcome to visit us on the web at www.mol.hu

1999 Annual General Meeting of MOL Hungarian Oil and Gas Plc.

Venue of the AGM:
Magyar Tudományos Akadémia Kongresszusi Terem (Országház u. 28. Budapest, H-1014)

At 12.00 hours on the 29th of April, 1999 (if there is no quorum, the AGM will be repeated on the same premises at 13.00 hours)

Proposed agenda for the AGM:

1. Report of the Board of Directors on the results of the 1998 business year

2. Report of the Independent Auditor on the 1998 consolidated and unconsolidated financial statements

3. Report of the Supervisory Board on the 1998 consolidated and unconsolidated financial statements

4. Approval of the 1998 consolidated and unconsolidated financial statements and the dividend proposal

5. Proposal on the enforcement of Resolution 17 of the Extraordinary General Meeting held on 24th February 1999

6. Appointment of the Auditor, decision on the Auditor's remuneration

7. Report on the purchase of MOL treasury shares on the basis of Resolution 7 of the AGM held on 29 April 1998

8. Personnel issues: election of new Supervisory Board members

Published by MOL Plc.



MOL
HUNGARIAN OIL and GAS
Public Limited Company